SEC Number	PW-55
File Number

________________________________________________

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

________________________________________________

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

_________________________________________________

(Company’s Address)

(632) 816-8556

______________________________________

(Telephone Number)

Not Applicable

______________________________________

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

______________________________________

Form Type

Not Applicable

______________________________________

Amendment Designation (if applicable)

December 31, 2008

______________________________________

Period Ended Date

Not Applicable

__________________________________________________

(Secondary License Type and File Number)

March 3, 2009

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying audited financial statements of the Company as at and for the year ended December 31, 2008.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ms. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,658 As at January 31, 2009	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended December 31, 2008

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: (SEC Use Only)

7. Ramon Cojuangco Building, Makati Avenue, Makati City 0721

Address of registrant’s principal office Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each Class Number of Shares of Common Stock Outstanding

Common Capital Stock, Php5 par value 187,483,837 shares as at December 31, 2008

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a) has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1... Financial Statements 1

Item 2 Management’s Discussion and Analysis of Financial

Condition and Results of Operations 1

Financial Highlights and Key Performance Indicators 2

Overview 3

Results of Operations 4

Wireless 5

Total Revenues 5

Expenses 10

Other Income (Expenses) 12

Provision for Income Tax 13

Net Income 13

Fixed Line 13

Total Revenues 13

Expenses 16

Other Income (Expenses) 18

Provision for Income Tax 18

Net Income 19

Information and Communications Technology 19

Total Revenues 19

Expenses 20

Other Income (Expenses) 22

Benefit from Income Tax 22

Net Loss 22

Liquidity and Capital Resources 23

Operating Activities 23

Investing Activities 24

Financing Activities 25

Contractual Obligations and Commercial Commitments 29

Quantitative and Qualitative Disclosures about Market Risks 29

Impact of Inflation and Changing Prices 30

PART II – OTHER INFORMATION 30

Related Party Transactions 31

ANNEX – Aging of Accounts Receivable A-1

SIGNATURES S-1

PART I –– FINANCIAL INFORMATION

Item 1. Financial Statements

Our consolidated financial statements as at December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008 and 2007 and related notes (pages F-1 to F-107) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying audited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which has certain differences from International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differ in certain significant respects from generally accepted accounting principles in the U.S.

The financial information appearing in this report and in the accompanying audited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying audited consolidated financial statements were made based on the exchange rate of Php47.647 to US$1.00, the volume weighted average exchange rate at December 31, 2008 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	December 31,		Increase (Decrease)
	2008	2007	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)

Consolidated Balance Sheets
Total assets	Php252,558	Php240,158	Php12,400	5
Property, plant and equipment – net	160,326	159,414	912	1
Cash and cash equivalents and short-term investments	40,354	30,862	9,492	31
Total equity	106,969	112,511	(5,542)	(5)
Notes payable and long-term debt	73,911	60,640	13,271	22
Net debt(1) to equity ratio	0.31x	0.26x	–	–

	Years Ended December 31,		Increase (Decrease)
	2008	2007	Amount	%

Consolidated Statements of Income
Revenues	Php145,582	Php137,958	Php7,624	6
Expenses	85,786	84,456	1,330	2
Other expenses	5,305	245	5,060	2,065
Income before income tax	54,491	53,257	1,234	2
Net income attributable to equity holders of PLDT	34,635	36,004	(1,369)	(4)
Pre-tax income margin	37%	39%	–	–
Net income margin	24%	26%	–	–
Earnings per common share
Basic	181.65	188.42	(6.77)	(4)
Diluted	181.64	187.53	(5.89)	(3)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	Php78,302	Php77,418	884	1
Net cash used in investing activities	17,014	31,319	(14,305)	(46)
Capital expenditures	25,203	24,824	379	2
Net cash used in financing activities	45,464	44,819	645	1
Operational Data
Number of cellular subscribers	35,224,604	30,041,030	5,183,574	17
Number of fixed line subscribers	1,782,356	1,724,702	57,654	3
Number of broadband subscribers	995,916	579,095	416,821	72
Fixed Line	432,583	264,291	168,292	64
Wireless	563,333	314,804	248,529	79
Number of employees	29,904	30,255	(351)	(1)
Fixed Line	7,813	8,080	(267)	(3)
Wireless	5,602	5,415	187	3
Information and Communications Technology	16,489	16,760	(271)	(2)

Exchange Rates	Php per US$

December 31, 2008	Php47.647
December 31, 2007	41.411
December 31, 2006	49.045

______________

(1)     Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt, including current portion).

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, and Connectivity Unlimited Resources Enterprises, or CURE, our cellular service providers; Smart Broadband, Inc., or SBI, and Airborne Access Corporation, or Airborne Access, our wireless broadband providers; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•            Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), PLDT Global Corporation, or PLDT Global, Smart-NTT Multimedia, Inc., and Bonifacio Communications Corporation, which together account for approximately 2% of our consolidated fixed line subscribers; and

•            Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group; customer interaction services provided under the umbrella brand name ePLDT Ventus, through ePLDT Ventus, Inc., or Ventus, Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ; internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, netGames, Inc., or netGames, and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates and Joint Ventures to the accompanying consolidated financial statements.

We registered revenues of Php145,582 million in 2008, an increase of Php7,624 million, or 6%, as compared with Php137,958 million in 2007 primarily due to an increase in our service revenues by Php7,395 million resulting largely from an increase in the service revenues of our wireless business, which was primarily due to an increase in the number of our cellular and broadband subscribers.

Expenses increased by Php1,330 million, or 2%, to Php85,786 million in 2008 from Php84,456 million in 2007, largely resulting from increases in asset impairment, repairs and maintenance, rent and other operational-related expenses, which were partly offset by lower depreciation and amortization, and professional and other contracted services.

Other expenses increased by Php5,060 million to Php5,305 million in 2008 from Php245 million in 2007. The increase was primarily due to foreign exchange losses of Php6,170 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso in 2008 compared with a net foreign exchange gain of Php2,976 million in 2007. This increase was partly offset by a gain on derivative transactions of Php3,812 million relating to the gain in the mark-to-market valuation of various financial instruments and the impact of the de-designation of foreign currency swaps and option contracts beginning January 1, 2008 compared to a loss on derivative transactions of Php1,044 million in 2007.

Net income attributable to equity holders of PLDT decreased by Php1,369 million, or 4%, to Php34,635 million in 2008 from Php36,004 million in 2007. The decrease is mainly attributable to increases in consolidated expenses by Php1,330 million, other expenses by Php5,060 million and provision for income tax by Php1,914 million due to higher taxable income in 2008, which were partially offset by the 6% increase in consolidated revenues by Php7,624 million. Likewise, our basic and diluted earnings per common share decreased to Php181.65 and Php181.64 in 2008 from Php188.42 and Php187.53 in 2007, respectively. At the end of 2008, as a result of the share buyback program implemented in 2008, there were 187.5 million PLDT common shares outstanding compared with 188.7 million at the end of 2007.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues, expenses and net income (loss) for the years ended December 31, 2008 and 2007. Most of our revenues and other income are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT	Inter-segment Transactions		Total
	(in millions)
For the year ended December 31, 2008
Revenues	Php95,597		Php49,686		Php10,983		(Php10,684)	Php145,582
Expenses	47,589		35,733		13,267		(10,803)	85,786
Other expenses	2,640		2,476		1		188	5,305
Income (loss) before income tax	45,368		11,477		(2,285)		(69)	54,491
Net income (loss)	29,333		8,220		(2,186)		(69)	35,298
Net income (loss) attributable to equity holders of PLDT	28,458		8,215		(1,969)		(69)	34,635

For the year ended December 31, 2007
Revenues	88,553		48,832		10,322		(9,749)	137,958
Expenses	45,399		37,891		11,005		(9,839)	84,456
Other income (expenses)	2,577		(3,273)		472		(21)	(245)
Income (loss) before income tax	45,731		7,668		(211)		69	53,257
Net income (loss)	30,730		5,273		(94)		69	35,978
Net income attributable to equity holders of PLDT	30,635		5,270		30		69	36,004

Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues	Php7,044	8	Php854	2	Php661	6	(Php935)	Php7,624	6
Expenses	2,190	5	(2,158)	(6)	2,262	21	(964)	1,330	2
Other income (expenses)	(5,217)	(202)	797	(24)	(473)	(100)	(167)	(5,060)	2,065
Income (loss) before income tax	(363)	(1)	3,809	50	(2,074)	983	(138)	1,234	2
Net income (loss)	(1,397)	(5)	2,947	56	(2,092)	(2,226)	(138)	(680)	(2)
Net income (loss) attributable to equity holders of PLDT	(2,177)	(7)	2,945	56	(1,999)	(6,663)	(138)	(1,369)	(4)

Wireless

Total Revenues

The following table summarizes total revenues from our wireless business for the years ended December 31, 2008 and 2007 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)

Wireless Services:
Service revenues
Cellular	Php87,518	92	Php82,334	93	Php5,184	6
Wireless broadband, satellite and others	6,075	6	4,165	5	1,910	46
	93,593	98	86,499	98	7,094	8
Non-Service Revenues
Sale of cellular handsets and SIM-packs	2,004	2	2,054	2	(50)	(2)

Total Wireless Revenues	Php95,597	100	Php88,553	100	Php7,044	8

Service Revenues

Our wireless service revenues increased by Php7,094 million, or 8%, to Php93,593 million in 2008 as compared with Php86,499 million in 2007, mainly as a result of the growth in the cellular and wireless broadband subscriber base. Short messaging service, or SMS, benefited from the larger subscriber base. Voice revenues also increased due to the growth in international inbound and outbound call volumes in 2008 compared with 2007. Such increases were partially offset by the unfavorable effect of the appreciation of the Philippine peso to the U.S. dollar exchange rate on our dollar-linked revenues. As a percentage of our total wireless revenues, service revenues contributed 98% in each of the years 2008 and 2007.

Cellular Service

Our cellular service revenues in 2008 amounted to Php87,518 million, an increase of Php5,184 million, or 6%, from Php82,334 million in 2007. Cellular service revenues accounted for 94% of our wireless service revenues in 2008 as compared with 95% in 2007.

The following tables show the breakdown in cellular service revenues and other key measures of our cellular business as at and for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Increase
	2008	2007	Amount	%
	(in millions)

Cellular service revenues	Php87,518	Php82,334	Php5,184	6

By service type	85,079	80,197	4,882	6
Prepaid	78,743	74,284	4,459	6
Postpaid	6,336	5,913	423	7

By component	85,079	80,197	4,882	6
Voice	37,287	36,105	1,182	3
Data	47,792	44,092	3,700	8

Others(1)	2,439	2,137	302	14
____________

(1)      Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.

	As at December 31,
			Increase
	2008	2007	Amount	%

Cellular subscriber base	35,224,604	30,041,030	5,183,574	17
Prepaid	34,826,468	29,699,150	5,127,318	17
Smart	20,501,617	19,997,324	504,293	3
Piltel	14,308,493	9,701,826	4,606,667	47
CURE (acquired on April 28, 2008)	16,358	–	16,358	100
Postpaid	398,136	341,880	56,256	16

	Years Ended December 31,
			Increase (Decrease)
	2008	2007	Amount	%
	(in millions)
Systemwide traffic volumes
Calls (in minutes)	6,708	6,355	353	6
Domestic – outbound	3,810	3,799	11	–
International	2,898	2,556	342	13
Inbound	2,677	2,355	322	14
Outbound	221	201	20	10

SMS count	249,691	227,028	22,663	10
Text messages	248,051	225,083	22,968	10
Domestic	247,751	224,818	22,933	10
Bucket-Priced	223,373	199,326	24,047	12
Standard	24,378	25,492	(1,114)	(4)
International	300	265	35	13
Value-Added Services	1,614	1,903	(289)	(15)
Financial Services	26	42	(16)	(38)

Revenues attributable to our cellular prepaid service amounted to Php78,743 million in 2008, a 6% increase over the Php74,284 million earned in 2007. Prepaid service revenues in each of the years 2008 and 2007 accounted for 93% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php6,336 million in 2008, a 7% increase over the Php5,913 million earned in 2007, and accounted for 7% of voice and data revenues in each of the years 2008 and 2007.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and outbound international roaming, increased by Php1,182 million, or 3%, to Php37,287 million in 2008 from Php36,105 million in 2007 primarily due to increased domestic voice revenues brought about by bucket voice offers and the growth in international call volumes, partially offset by the unfavorable effect of a lower average Philippine peso to the U.S. dollar exchange rate on our dollar-linked revenues. Cellular voice services accounted for 43% of cellular service revenues in 2008 as compared with 44% in 2007.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php3,700 million, or 8%, to Php47,792 million in 2008 from Php44,092 million in 2007. Cellular data services accounted for 55% of cellular service revenues in 2008 as compared with 54% in 2007.

The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Increase (Decrease)
	2008	2007	Amount	%
	(in millions)
Text messaging
Domestic	Php43,330	Php39,430	Php3,900	10
Bucket-Priced	27,245	20,141	7,104	35
Standard	16,085	19,289	(3,204)	(17)
International	1,877	1,835	42	2
	45,207	41,265	3,942	10
Value-added services
Standard(1)	1,469	1,802	(333)	(18)
Rich Media(2)	627	352	275	78
Pasa Load	444	594	(150)	(25)
	2,540	2,748	(208)	(8)
Financial services
Smart Money	41	75	(34)	(45)
Mobile Banking	4	4	–	–
	45	79	(34)	(43)

Total	Php47,792	Php44,092	Php3,700	8

__________

(1)   Includes standard services such as info-on-demand, ringtone and logo download, etc.

(2)   Includes Multimedia Messaging System, internet browsing, General Packet Radio Service, or GPRS, etc.

Text messaging-related services contributed revenues of Php45,207 million in 2008, an increase of Php3,942 million, or 10%, compared with Php41,265 million in 2007, and accounted for 95% and 94% of the total cellular data revenues in 2008 and 2007, respectively. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings which more than offset the decline in our standard texting services. Text messaging revenues from the various bucket plans totaled Php27,245 million in 2008, an increase of Php7,104 million, or 35%, compared with Php20,141 million in 2007. On the other hand, standard text messaging revenues declined by Php3,204 million, or 17%, to Php16,085 million in 2008 compared with Php19,289 million in 2007.

Standard text messages totaled 24,378 million in 2008, a decrease of 1,114 million, or 4%, from 25,492 million in 2007 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in 2008 totaled 223,373 million, an increase of 24,047 million, or 12%, as compared with 199,326 million in 2007. The growth in bucket-priced text traffic together with revenue growth in bucket-priced text messaging is reflective of a shift from unlimited text packages to low-denominated text packages with a fixed number of SMS, resulting in improved yield per SMS and increased text revenues.

Value-added services, which contributed revenues of Php2,540 million in 2008, decreased by Php208 million, or 8%, from Php2,748 million in 2007 primarily due to lower usage of standard services and Pasa Load owing to the introduction of low-denomination top-ups, partially offset by higher usage of rich media services in 2008 as compared with 2007.

Subscriber Base, ARPU and Churn Rates

In 2008, Smart and Piltel cellular subscribers totaled 35,224,604, an increase of 5,183,574, or 17%, over their combined cellular subscriber base of 30,041,030 in 2007. Our cellular prepaid subscriber base grew by 17% to 34,826,468 in 2008 from 29,699,150 in 2007, while our postpaid subscriber base increased by 16% to 398,136 in 2008 from 341,880 in 2007. Prepaid and postpaid subscribers accounted for 99% and 1%, respectively, of our total subscriber base in 2008 and 2007. Prepaid and postpaid subscribers reflected net activations of 5,127,318 and 56,256, respectively, in 2008.

Our net subscriber activations for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31,
			Increase (Decrease)
	2008	2007	Amount	%

Prepaid	5,127,318	5,842,329	(715,011)	(12)
Smart	504,293	3,114,882	(2,610,589)	(84)
Piltel	4,606,667	2,727,447	1,879,220	69
CURE	16,358	–	16,358	100

Postpaid	56,256	23,317	32,939	141

Total	5,183,574	5,865,646	(682,072)	(12)

The following table summarizes our cellular average monthly ARPUs for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
	Gross		Decrease		Net*		Decrease
	2008	2007	Amount	%	2008	2007	Amount	%

Prepaid
Smart	Php290	Php312	(Php22)	(7)	Php230	Php254	(Php24)	(9)
Piltel	194	221	(27)	(12)	158	184	(26)	(14)
Prepaid – Blended	254	285	(31)	(11)	203	233	(30)	(13)
Postpaid – Smart	2,065	2,091	(26)	(1)	1,483	1,485	(2)	–
Prepaid and Postpaid Blended	274	307	(33)	(11)	217	248	(31)	(13)

____________

* Net monthly ARPU is calculated based on revenues net of discounts and allocated content-provider costs and interconnection income net of interconnection expense.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2008 was Php254, a decrease of 11%, compared with Php285 in 2007. The decrease was primarily due to a decline in the average outbound domestic voice, text messaging, value-added services and inbound revenue per subscriber in 2008 compared with 2007. On a net basis, prepaid blended average monthly ARPU in 2008 was Php203, a decrease of 13%, compared with Php233 in 2007.

Gross average monthly ARPU for postpaid subscribers decreased by 1% to Php2,065 while net average monthly ARPU decreased to Php1,483 in 2008 as compared with Php2,091 and Php1,485 in 2007, respectively. Prepaid and postpaid gross average monthly blended ARPU was Php274 in 2008, a decrease of 11%, compared with Php307 in 2007. Net average monthly blended ARPU decreased by 13% to Php217 in 2008 as compared with Php248 in 2007.

Our average quarterly prepaid and postpaid ARPUs for the years ended December 31, 2008 and 2007 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net

2008
First Quarter	Php292	Php230	Php207	Php163	Php2,013	Php1,472
Second Quarter	294	232	199	159	2,134	1,510
Third Quarter	285	223	178	148	2,078	1,505
Fourth Quarter	291	234	192	162	2,037	1,445

2007
First Quarter	Php323	Php267	Php228	Php187	Php2,045	Php1,483
Second Quarter	324	265	233	198	2,141	1,526
Third Quarter	293	239	206	173	2,073	1,464
Fourth Quarter	307	244	216	177	2,105	1,467

For Smart prepaid, the average monthly churn rate for 2008 and 2007 were 4.7% and 3.5%, respectively, while the average monthly churn rate for Piltel subscribers in 2008 and 2007 were 4.8% and 3.5%, respectively.

The average monthly churn rate for Smart's postpaid subscribers was 1.2% for 2008 and 1.3% in 2007. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, rentals received for the lease of Mabuhay Satellite’s transponders, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated from PLDT Global’s subsidiaries. Gross revenues from these services in 2008 amounted to Php6,075 million, an increase of Php1,910 million, or 46%, from Php4,165 million in 2007 principally due to the growth in our wireless broadband business and the peso depreciation in 2008. This was partially offset by lower satellite transponder rental revenues owing to lower rental charges and a decrease in the number of transponders being leased out.

SBI offers a number of wireless broadband services and had 547,090 subscribers in 2008 as compared with 301,738 in 2007. SmartBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home. Wireless broadband revenues contributed Php4,327 million to wireless service revenues in 2008, increasing by Php1,938 million, or 81%, from Php2,389 million in 2007.

On November 22, 2007, we introduced SmartBro Plug-It which offers instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. Subscribers to this plan simply have to plug the data modem in order to access the internet with speeds ranging from 384 to 512 kbps. The monthly service fee of Php799 includes 40 hours per month of internet usage. A one-time charge for the modem costs Php1,200. On April 13, 2008, we launched the SmartBro Plug-It Prepaid which offers 30-minute internet access for every Php10 worth of load.

We also offer PLDT WeRoam, a wireless broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE and WiFi technologies). This service had 16,243 subscribers in 2008 compared with 13,066 subscribers in 2007 and contributed Php203 million to our data revenues in 2008, increasing by Php61 million, or 43%, from Php142 million in 2007.

Non-service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php50 million, or 2%, to Php2,004 million in 2008 as compared with Php2,054 million in 2007 primarily due to lower average retail price per SIM-pack and a lower quantity of phonekits sold, partly offset by a higher volume of SIM-packs and broadband data modems sold in 2008.

Expenses

Expenses associated with our wireless business in 2008 amounted to Php47,589 million, an increase of Php2,190 million, or 5%, from Php45,399 million in 2007. A significant portion of this increase was attributable to provisions, compensation and employee benefits, repairs and maintenance, taxes and licenses, rent and asset impairment, partially offset by lower expenses related to professional and other contracted services, depreciation and amortization, and cost of sales. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 50% and 51% in 2008 and 2007, respectively.

Cellular business expenses accounted for 90% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 10% of our wireless business expenses in 2008 compared with 91% and 9%, respectively, in 2007.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2008 and 2007 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)
Wireless Services:
Depreciation and amortization	Php11,975	25	Php12,202	27	(Php227)	(2)
Rent	9,267	20	8,751	19	516	6
Compensation and employee benefits(1)	5,433	11	4,608	10	825	18
Cost of sales	4,236	9	4,446	10	(210)	(5)
Repairs and maintenance	4,230	9	3,634	8	596	16
Selling and promotions	3,781	8	3,803	8	(22)	(1)
Professional and other contracted services	2,529	5	3,238	7	(709)	(22)
Taxes and licenses	1,872	4	1,348	3	524	39
Communication, training and travel	1,091	2	1,083	3	8	1
Asset impairment	1,006	2	563	1	443	79
Provisions	897	2	–	–	897	100
Insurance and security services	722	2	783	2	(61)	(8)
Amortization of intangible assets	133	–	158	–	(25)	(16)
Other expenses	417	1	782	2	(365)	(47)
Total	Php47,589	100	Php45,399	100	Php2,190	5

__________

(1)     Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges decreased by Php227 million, or 2%, to Php11,975 million in 2008 principally due to a decrease in our depreciable asset base consisting mainly of 2G networks, partly offset by increased depreciation on the growing asset base of 3G and broadband networks, and broadband customer-deployed equipment.

Rent expenses increased by Php516 million, or 6%, to Php9,267 million on account of an increase in international and domestic circuits leased by Smart from PLDT, as well as higher site and office rental expenses. In 2008, we had 5,284 GSM cell sites and 8,477 base stations, compared with 5,001 GSM cell sites and 7,825 base stations in 2007.

Compensation and employee benefits expenses increased by Php825 million, or 18%, to Php5,433 million primarily due to a 3% growth in Smart’s headcount, merit-based increases and employee upgrades and promotions partly offset by lower LTIP costs. Smart and subsidiaries’ employee headcount increased by 185 to 5,548 in 2008 as compared with 5,363 in 2007. For further discussion on our LTIP, please see Note 23 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements.

Cost of sales decreased by Php210 million, or 5%, to Php4,236 million due to a lower average cost of cellular phonekits and SIM-packs, and a lower quantity of phonekits sold, partly offset by a higher quantity of SIM-packs and broadband data modems sold in 2008.

Repairs and maintenance expenses increased by Php596 million, or 16%, to Php4,230 million mainly due to an increase in network maintenance costs, as well as an increase in electricity consumption and fuel costs for power generation.

Selling and promotion expenses decreased by Php22 million, or 1%, to Php3,781 million due to decreases in advertising, promotion and public relations expenses and printing cost of prepaid cards with the dominance of our e-Loading service, partly offset by higher commission expense.

Professional and other contracted services decreased by Php709 million, or 22%, to Php2,529 million primarily due to lower technical service, consultancy and payment facility fees. In 2007, we changed the estimated useful life of a prepaid management fee to effectively end that year.

Taxes and licenses increased by Php524 million, or 39%, to Php1,872 million primarily due to network expansion, the imposition of new licenses and fees on telecommunications entities, and non-creditable input tax.

Communication, training and travel expenses increased by Php8 million, or 1%, to Php1,091 million primarily due to higher mailing, fuel and communication expenses incurred in 2008.

Asset impairment increased by Php443 million, or 79%, to Php1,006 million mainly due to the impairment of intangible assets relating to technology and license costs for development activities covering an internet protocol communications platform and GSM connectivity service for the commercial shipping sector, and impairment on investment in ACeS International Limited through ACeS Philippines. Such impairments were partially offset by lower provision for inventory obsolescence and doubtful accounts. For discussion on impairment on intangible assets, please see
Note 11 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements.

Provisions of Php897 million pertained to provisions for assessments. Please see Note 25 – Provisions and Contingencies to the accompanying audited consolidated financial statements for further details.

Insurance and security services decreased by Php61 million, or 8%, to Php722 million primarily due to lower insurance and bond premiums.

Amortization of intangible assets decreased by Php25 million, or 16%, to Php133 million mainly due to intangible assets relating to customer list arising from the acquisition of SBI which was fully amortized by August 2007.

Other expenses decreased by Php365 million, or 47%, to Php417 million primarily due to lower various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Change
	2008	2007	Amount	%
Other Income (Expenses)	(in millions)

Interest income	Php1,197	Php1,186	Php11	1
Financing costs	(2,029)	(2,299)	270	12
Foreign exchange gain (loss) – net	(1,771)	2,649	(4,420)	(167)
Gain (loss) on derivative transactions – net	(241)	278	(519)	(187)
Others	204	763	(559)	(73)
Total	(Php2,640)	Php2,577	(Php5,217)	(202)

Our wireless business segment generated other expenses of Php2,640 million in 2008, a change of Php5,217 million, or 202%, from other income of Php2,577 million in 2007 primarily due to the recognition in 2008 of net foreign exchange losses of Php1,771 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso compared with a net foreign exchange gain of Php2,649 million in 2007 and a net loss on derivative transactions of Php241 million in 2008 relating to the loss in the mark-to-market valuation of forward contracts and embedded derivatives on service and purchase contracts in 2008 compared with a net gain on derivative transactions of Php278 million in 2007.

Provision for Income Tax

Provision for income tax increased by Php1,034 million, or 7%, to Php16,035 million in 2008 from Php15,001 million in 2007. In 2008, the effective tax rate for our wireless business was 35% as compared with 33% in 2007 mainly due to higher non-deductible expenses and derecognition of deferred income tax assets by ACeS Philippines in 2008.

Net Income

Our wireless business segment recorded a net income of Php29,333 million in 2008, a decrease of Php1,397 million, or 5%, from Php30,730 million recorded in 2007 on account of a 5% increase in wireless-related expenses and higher provision for income tax, partially offset by an 8% increase in wireless service revenues.

Fixed Line

Total Revenues

Revenues generated from our fixed line business in 2008 totaled Php49,686 million, an increase of Php854 million, or 2%, from Php48,832 million in 2007.

The following table summarizes the revenues of our fixed line business for the years ended December 31, 2008 and 2007 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)
Fixed line services:
Service revenues
Local exchange	Php15,923	32	Php16,205	33	(Php282)	(2)
International long distance	7,063	14	8,674	18	(1,611)	(19)
National long distance	6,207	13	6,338	13	(131)	(2)
Data and other network	18,607	37	15,921	32	2,686	17
Miscellaneous	1,466	3	1,413	3	53	4
	49,266	99	48,551	99	715	1
Non-service revenues
Sale of computers	420	1	281	1	139	49

Total Fixed Line Revenues	Php49,686	100	Php48,832	100	Php854	2

Service Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php715 million, or 1%, to Php49,266 million in 2008 from Php48,551 million in 2007 primarily due to an increase in our data and other network service as a result of higher revenues contributed by our DSL and Diginet services, and miscellaneous services, partially offset by the decrease in our international long distance, local exchange and national long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Increase (Decrease)
	2008	2007	Amount	%

Total local exchange service revenues (in millions)	Php15,923	Php16,205	(Php282)	(2)
Number of fixed line subscribers	1,782,356	1,724,702	57,654	3
Postpaid	1,533,687	1,479,647	54,040	4
Prepaid	248,669	245,055	3,614	1
Number of fixed line employees	7,813	8,080	(267)	(3)
Number of fixed line subscribers per employee	228	213	15	7

Revenues from our local exchange service decreased by Php282 million, or 2%, to Php15,923 million in 2008 from Php16,205 million in 2007 primarily owing to a decrease in average revenue per user on account of lower fixed charges due to bundling of services, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Landline Plus, higher bundled voice and data services and higher service connection charges. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 32% in 2008 as compared with 33% in 2007.

In March 2007, PLDT launched the PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. The monthly service fee is at Php600 with 600 local minutes free and Php1,000 with 1,000 local minutes free for residential and business subscribers, respectively. In March 2008, we introduced the prepaid counterpart of the PLDT Landline Plus. As at December 31, 2008, there were a total of 125,621 active PLDT Landline Plus subscribers, of which 61,604 and 64,017 were postpaid and prepaid subscribers, respectively.

International Long Distance Service

The following table shows our fixed line international long distance revenues and call volumes for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Decrease
	2008	2007	Amount	%

Total international long distance service revenues (in millions)	Php7,063	Php8,674	(Php1,611)	(19)
Inbound	5,667	7,127	(1,460)	(20)
Outbound	1,396	1,547	(151)	(10)

International call volumes (in million minutes, except call ratio)	2,024	2,280	(256)	(11)
Inbound	1,786	2,007	(221)	(11)
Outbound	238	273	(35)	(13)
Inbound-outbound call ratio	7.5:1	7.4:1	–	–

Our total international long distance service revenues decreased by Php1,611 million, or 19%, to Php7,063 million in 2008 from Php8,674 million in 2007 primarily due to the average appreciation of the Philippine peso, a decrease in average settlement rate per minute for inbound calls and a decrease in inbound and outbound call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 14% in 2008 from 18% in 2007.

Our revenues from inbound international long distance service decreased by Php1,460 million, or 20%, to Php5,667 million from Php7,127 million in 2007 due to a decline in inbound traffic volume by 221 million minutes to 1,786 million minutes in 2008, as well as the appreciation of the average Philippine peso to the U.S. dollar exchange rate coupled with a decrease in average settlement rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue retained by us is lower. The appreciation of the Philippine peso to the U.S. dollar average exchange rates of Php44.474 in 2008 and Php46.184 in 2007 also contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are primarily billed in U.S. dollars.

Our revenues from outbound international long distance service decreased by Php151 million, or 10%, to Php1,396 million in 2008 from Php1,547 million in 2007 primarily due to a decline in outbound international call volumes and the appreciation of the Philippine peso to the U.S. dollar resulting in a decrease in the average billing rates to Php43.95 in 2008 from Php46.79 in 2007 partially offset by an increase in average revenue per minute as a result of a higher average collection rate.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Decrease
	2008	2007	Amount	%

Total national long distance service revenues (in millions)	Php6,207	Php6,338	(Php131)	(2)
National long distance call volumes (in million minutes)	1,944	2,183	(239)	(11)

Our national long distance service revenues decreased by Php131 million, or 2%, to Php6,207 million in 2008 from Php6,338 million in 2007 primarily due to a decrease in call volumes. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 13% in 2008 and 2007.

Data and Other Network Services

The following table shows information about our data and other network service revenues for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Increase (Decrease)
	2008	2007	Amount	%

Data and other network service revenues (in millions)	Php18,607	Php15,921	Php2,686	17
Number of DSL broadband subscribers	432,583	264,291	168,292	64
Number of PLDT Vibe narrowband subscribers	101,411	230,995	(129,584)	(56)

In 2008, our data and other network services posted revenues of Php18,607 million, an increase of Php2,686 million, or 17%, from Php15,921 million in 2007 primarily due to increases in leased lines, IP-based and packet-based data services, particularly Diginet and DFON rental, and PLDT DSL, partially offset by a decrease in PLDT Vibe services. The percentage contribution of this service segment to our fixed line service revenues increased to 38% in 2008 from 33% in 2007.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line internet access service, on the other hand, is targeted at enterprises and value-added service providers.

DSL contributed revenues of Php5,360 million in 2008, an increase of Php1,480 million, or 38%, from Php3,880 million in 2007 primarily due to an increase in the number of subscribers, which was partially offset by lower ARPU as a result of launching of lower-priced plans as part of promotions. DSL subscribers increased by 64% to 432,583 in 2008 compared with 264,291 subscribers in 2007.

PLDT Vibe revenues decreased by Php122 million, or 47%, to Php137 million in 2008 from Php259 million in 2007 primarily due to lower number of plan subscribers as well as the declining usage of our Vibe prepaid service. PLDT Vibe subscribers decreased by 56% to 101,411 in 2008 from 230,995 in 2007. The declining number of Vibe plans and regular monthly users for Vibe prepaid may be attributed to the migration from Vibe dial-up to DSL which is now priced more competitively.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data offerings – Fibernet, Arcstar, other Global Service Providers such as BT-infonet, Orange Business and Verizon; ISDN has been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate, Diginet, BRAINS, IP-VPN and Shops.work, among others – continue to provide us with a stable revenue source.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues decreased by Php75 million, or 1%, to Php7,216 million in 2008 as compared with Php7,291 million in 2007 mainly due to a decrease in Smart’s DFON rental to Php5,444 million in 2008 from Php5,565 million in 2007.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In 2008, these revenues improved by Php53 million, or 4%, to Php1,466 million from Php1,413 million in 2007 mainly due to an increase in facilities management fees and rental income owing to higher co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of the years 2008 and 2007.

Non-service Revenues

Non-service revenues increased by Php139 million, or 49%, to Php420 million in 2008 from Php281 million in 2007 primarily due to an increase in computer sales resulting from an increase in subscriptions for our DSL service that is bundled with computers.

Expenses

Expenses related to our fixed line business totaled Php35,733 million in 2008, a decrease of Php2,158 million, or 6%, as compared with Php37,891 million in 2007. The decrease was primarily due to lower depreciation and amortization, compensation and employee benefits and provisions partially offset by higher repairs and maintenance, asset impairment, rent, professional and other contracted services, and other expenses.

The following table shows the breakdown of our fixed line-related expenses for the years ended December 31, 2008 and 2007 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php11,901	33	Php15,477	41	(Php3,576)	(23)
Compensation and employee benefits(1)	9,093	25	10,411	27	(1,318)	(13)
Repairs and maintenance	4,634	13	3,772	10	862	23
Rent	2,492	7	1,799	5	693	39
Professional and other contracted services	2,143	6	1,727	5	416	24
Selling and promotions	1,715	5	1,552	4	163	11
Asset impairment	888	3	43	–	845	1,965
Taxes and licenses	769	2	877	2	(108)	(12)
Communication, training and travel	608	2	466	1	142	30
Insurance and security services	487	1	439	1	48	11
Cost of sales	356	1	300	1	56	19
Provisions	1	–	666	2	(665)	(100)
Other expenses	646	2	362	1	284	78
Total	Php35,733	100	Php37,891	100	(Php2,158)	(6)

__________

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Depreciation and amortization charges decreased by Php3,576 million, or 23%, to Php11,901 million in 2008 due to a lower depreciable asset base in 2008 as compared with 2007.

Compensation and employee benefits expenses decreased by Php1,318 million, or 13%, to Php9,093 million primarily due to a decrease in pension benefits as a result of a lower salary increase assumption in the 2008 actuarial valuation of defined benefit pension plans and lower LTIP costs. For further discussion on our LTIP, please see Note 23 – Share-based Payments and Employee Benefits to the accompanying consolidated financial statements.

Repairs and maintenance expenses increased by Php862 million, or 23%, to Php4,634 million primarily due to higher maintenance costs of IT software and hardware and foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in 2008 as compared with 2007.

Rent expenses increased by Php693 million, or 39%, to Php2,492 million due to the increase in international leased circuit charges and pole rental charges, partially offset by a decrease in transponder lease rentals.

Professional and other contracted services increased by Php416 million, or 24%, to Php2,143 million primarily due to higher contracted fees for technical and advisory services.

Selling and promotion expenses increased by Php163 million, or 11%, to Php1,715 million primarily due to higher marketing expenses as a result of major advertising campaigns launched on ask PLDT and PLDT Landline Plus in 2008 as well as an increase in commission expenses.

Asset impairment increased by Php845 million to Php888 million mainly due to higher provision for doubtful accounts and inventory obsolescence in 2008.

Taxes and licenses decreased by Php108 million, or 12%, to Php769 million as a result of higher business-related taxes paid in 2007.

Communication, training and travel expenses increased by Php142 million, or 30%, to Php608 million due to the increase in subscriber-related mailing, courier and delivery charges, and local travel, partially offset by a net decrease in foreign and local training expenses.

Insurance and security services increased by Php48 million, or 11%, to Php487 million primarily due to higher security expense, insurance and bond premiums.

Cost of sales increased by Php56 million, or 19%, to Php356 million due to higher computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.

Other expenses increased by Php284 million, or 78%, to Php646 million due to higher various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Change
	2008	2007	Amount	%
Other Income (Expenses)	(in millions)

Interest income	Php448	Php296	Php152	51
Financing costs	(3,903)	(4,657)	754	16
Foreign exchange gain (loss) – net	(4,513)	465	(4,978)	(1,071)
Gain (loss) on derivative transactions – net	4,141	(1,530)	5,671	371
Others	1,351	2,153	(802)	(37)
	(Php2,476)	(Php3,273)	Php797	(24)

Our fixed line business segment generated other expenses of Php2,476 million in 2008, a decrease of Php797 million, or 24%, from Php3,273 million in 2007. The decrease was due to a gain on derivative transactions of Php4,141 million relating to the gain in the mark-to-market valuation of various financial instruments and the impact of the de-designation of foreign currency swaps and option contracts beginning January 1, 2008 compared to a loss on derivative transactions of Php1,530 million in 2007 and a decrease in financing costs due to a lower debt level of PLDT, partially offset by a net foreign exchange loss of Php4,513 million on account of a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso in 2008 compared to a net foreign exchange gain of Php465 million in 2007. The de-designation exposes our profit and loss accounts to the volatility of the financial instruments’ fair valuation at certain periods. Please see Note 26 – Financial Assets and Liabilities to the accompanying consolidated financial statements for further discussion.

Provision for Income Tax

Provision for income tax amounted to Php3,257 million in 2008 as compared with Php2,395 million in 2007 primarily due to higher taxable income.

Net Income

In 2008, our fixed line business segment contributed a net income of Php8,220 million, an increase of Php2,947 million, or 56%, as compared with Php5,273 million in 2007 mainly as a result of higher service revenues by Php715 million, lower fixed line-related expenses by Php2,158 million and a decrease in other expenses by Php797 million.

Information and Communications Technology

Total Revenues

Our ICT business provides knowledge processing solutions, customer interaction services, internet and online gaming, and data center services.

In 2008, our ICT business generated revenues of Php10,983 million, an increase of Php661 million, or 6%, from Php10,322 million in 2007. This increase was primarily due to the continued growth of our data center and customer interaction services, as well as the steady revenue contribution of our knowledge processing solutions and internet and online gaming businesses.

The following table summarizes the total revenues from our ICT business for the years ended December 31, 2008 and 2007 by service segment:

	Years Ended December 31,
					Increase
	2008	%	2007	%	Amount	%
	(in millions)

Service Revenues
Knowledge processing solutions	Php5,272	48	Php5,261	51	Php11	–
Customer interaction services	3,402	31	3,262	32	140	4
Internet and online gaming	976	9	937	9	39	4
Vitroä data center	767	7	595	6	172	29
	10,417	95	10,055	98	362	4
Non-service revenues
Point-Product-Sales	566	5	267	2	299	112

Total ICT Revenues	Php10,983	100	Php10,322	100	Php661	6

Service Revenues

Service revenues generated by our ICT business segment amounted to Php10,417 million in 2008, an increase of Php362 million, or 4%, as compared with Php10,055 million in 2007 primarily as a result of the continued growth of our knowledge processing solutions business and our customer interaction services business complemented by an increase in co-location revenues and disaster recovery revenues from our data center business. As a percentage of our total ICT revenues, service revenues decreased to 95% in 2008 from 98% in 2007.

Knowledge Processing Solutions

We provide our knowledge processing solutions primarily through the SPi Group. Knowledge processing solutions contributed revenues of Php5,272 million in 2008, an increase of Php11 million from Php5,261 million in 2007 primarily as a result of the revenues contributed by SPi’s litigation and healthcare services. Knowledge processing solutions accounted for 51% and 52% of total service revenues of our ICT business in 2008 and 2007, respectively.

Customer Interaction Services

We provide our customer interaction services primarily through ePLDT Ventus. Revenues relating to our customer interaction services business increased by Php140 million, or 4%, to Php3,402 million in 2008 from Php3,262 million in 2007 primarily due to the expansion of our customer interaction service facilities. In total, we own and operate approximately 6,580 seats with 5,800 customer service representatives, or CSRs, in 2008 compared with approximately 6,400 seats with 5,930 CSRs in 2007. In each of the years 2008 and 2007, we have seven customer interaction service sites. Customer interaction service revenues accounted for 33% of total service revenues of our ICT business in each of the years 2008 and 2007.

Internet and Online Gaming

Revenues from our internet and online gaming businesses increased by Php39 million, or 4%, to Php976 million in 2008 from Php937 million in 2007 primarily due to the increase in Infocom’s revenues from handling PLDT’s DSL-related nationwide technical helpdesk operations. Our internet and online gaming business revenues accounted for 9% of total service revenues of our ICT business in each of the years 2008 and 2007.

Data Center

ePLDT operates an internet data center under the brand name Vitroä which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

In 2008, our data center contributed revenues of Php767 million, an increase of Php172 million, or 29%, from Php595 million in 2007 primarily due to an increase in co-location revenues and server hosting. Our data center revenues accounted for 7% and 6% of service revenues of our ICT business in 2008 and 2007, respectively.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2008, non-service revenues generated by our ICT business increased by Php299 million, or 112%, to Php566 million as compared with Php267 million in 2007 primarily due to higher revenues from sales of software and hardware licenses.

Expenses

Expenses associated with our ICT business totaled Php13,267 million in 2008, an increase of Php2,262 million, or 21%, from Php11,005 million in 2007 primarily due to increases in asset impairment, compensation and employee benefits, cost of sales and repairs and maintenance, partially offset by lower professional and other contracted services, and depreciation and amortization. As a percentage of our ICT total revenues, expenses related to our ICT business were 121% and 107% in 2008 and 2007, respectively.

The following table shows the breakdown of our ICT-related expenses for years ended December 31, 2008 and 2007 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)

ICT services:
Compensation and employee benefits(1)	Php6,131	46	Php5,455	50	Php676	12
Asset impairment	2,286	17	711	6	1,575	222
Depreciation and amortization	833	6	934	8	(101)	(11)
Professional and other contracted services	747	6	1,129	10	(382)	(34)
Rent	665	5	620	6	45	7
Cost of sales	660	5	381	3	279	73
Repairs and maintenance	573	4	504	5	69	14
Communication, training and travel	573	4	523	5	50	10
Amortization of intangible assets	244	2	232	2	12	5
Selling and promotions	203	2	194	2	9	5
Taxes and licenses	98	1	94	1	4	4
Insurance and security services	61	–	49	–	12	24
Other expenses	193	2	179	2	14	8
Total	Php13,267	100	Php11,005	100	Php2,262	21

__________

(1) Includes salaries and employee benefits, incentive plan, pension and MRP costs.

Compensation and employee benefits increased by Php676 million, or 12%, to Php6,131 million mainly due to higher accrued bonuses and employees’ basic pay increase as a result of the expansion of our customer interaction services business. This increase was partially offset by a decrease of ePLDT and subsidiaries’ employee headcount by 271, or 2%, to 16,489 in 2008 as compared with 16,760 in 2007.

Asset impairment increased by Php1,575 million, or 222%, to Php2,286 million primarily due to ePLDT’s provision for impairment on goodwill and other intangibles on account of its investment in SPi and Level Up! Please see Note 11 – Goodwill and Intangible Assets to the accompanying consolidated financial statements for a detailed discussion.

Depreciation and amortization charges decreased by Php101 million, or 11%, to Php833 million primarily due to a decrease in the depreciable asset base of our customer interaction services business.

Professional and other contracted services decreased by Php382 million, or 34%, to Php747 million primarily due to lower consultancy fees and subcontracted services incurred by the SPi Group related to its knowledge processing solutions businesses.

Rent expenses increased by Php45 million, or 7%, to Php665 million primarily due to higher office space rentals and leased circuits incurred by our customer interaction services business.

Cost of sales increased by Php279 million, or 73%, to Php660 million primarily due to higher sales of software licenses and hardware products.

Repairs and maintenance expenses increased by Php69 million, or 14%, to Php573 million primarily due to higher maintenance costs for new customer interaction service facilities.

Communication, training and travel expenses increased by Php50 million, or 10%, to Php573 million primarily due to increased bandwidth and information system charges, combined with an increase in local and foreign travel costs incurred by our customer interaction service and knowledge processing solution businesses.

Amortization of intangible assets increased by Php12 million, or 5%, to Php244 million in relation to the acquisition of Springfield by SPi in April 2007. Please see Note 11 – Goodwill and Intangible Assets to the accompanying consolidated financial statements for further discussion.

Selling and promotion expenses increased by Php9 million, or 5%, to Php203 million mainly due to the SPi Group’s higher advertising and marketing expenses.

Taxes and licenses increased by Php4 million, or 4%, to Php98 million primarily due to higher business-related taxes.

Insurance and security services increased by Php12 million, or 24%, to Php61 million primarily due to higher premium costs and an increase in the value of assets insured.

Other expenses increased by Php14 million, or 8%, to Php193 million mainly due to higher business-related costs, such as office supplies.

Other Income (Expenses)

The following table summarizes the breakdown of our total ICT-related other income (expenses) for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
			Change
	2008	2007	Amount	%
Other Income (Expenses)	(in millions)

Foreign exchange gain (loss) – net	Php93	(Php138)	Php231	167
Interest income	22	21	1	5
Financing costs	(172)	(132)	(40)	(30)
Gain (loss) on derivative transactions – net	(59)	138	(197)	(143)
Others	115	583	(468)	(80)
Total	(Php1)	Php472	(Php473)	(100)

Our ICT business segment generated other expenses of Php1 million in 2008, compared with other income of Php472 million in 2007 primarily due to the recognition of cumulative dividends and interest on ePLDT’s investment on convertible securities of Stradcom International Holdings, Inc., or SIHI, in 2007 and a loss in the mark-to-market valuation recognized by our customer interaction service and knowledge processing solutions businesses on forward foreign exchange contracts partially offset by gain on revaluation of net foreign currency-denominated assets due to the depreciation of the Philippine peso in 2008.

Benefit from Income Tax

Benefit from income tax decreased by Php18 million, or 15%, to Php99 million in 2008 primarily due to the corresponding deferred tax effect of the amortization of intangible assets.

Net Loss

In 2008, our ICT business segment registered a net loss of Php2,186 million as compared with Php94 million in 2007 mainly as a result of the 21% increase in ICT-related expenses which more than offset the 6% increase in total revenues generated by our ICT business in 2008, and lower benefit from income tax in 2008 as compared with 2007.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2008 and 2007 as well as our consolidated capitalization and other selected financial data as at December 31, 2008 and 2007:

	Years Ended December 31,
	2008	2007
(in millions)
Cash Flows
Net cash provided by operating activities	Php78,302	Php77,418
Net cash used in investing activities	17,014	31,319
Capital expenditures	25,203	24,824
Net cash used in financing activities	45,464	44,819
Net increase (decrease) in cash and cash equivalents	16,237	577

	December 31,
	2008	2007
(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php58,899	Php53,372
Obligations under capital lease	11	15
	58,910	53,387

Current portion of interest-bearing financial liabilities:
Notes payable	553	493
Long-term debt maturing within one year	14,459	6,775
Obligations under capital lease maturing within one year	59	481
Preferred stock subject to mandatory redemption	9	1,015
	15,080	8,764
Total interest-bearing financial liabilities	73,990	62,151
Total equity	106,969	112,511
	Php180,959	Php174,662

Other Financial Data
Total assets	Php252,558	Php240,158
Property, plant and equipment - net	160,326	159,414
Cash and cash equivalents	33,684	17,447
Short-term investments	6,670	13,415

As at December 31, 2008, our consolidated cash and cash equivalents and short-term investments totaled Php40,354 million. Principal sources of consolidated cash and cash equivalents in 2008 were cash flows from operating activities amounting to Php78,302 million and drawings from PLDT’s and Smart’s debt facilities aggregating Php17,912 million. These funds were used principally for dividend payments of Php37,124 million, capital outlays of Php25,203 million, total debt principal payments of Php14,053 million, share buyback of Php5,281 million and interest payments of Php5,167 million.

Operating Activities

Our consolidated net cash flows from operating activities increased by Php884 million, or 1%, to Php78,302 million in 2008 from Php77,418 million in 2007. A large portion of our consolidated cash flow is generated by our wireless service business, which accounted for 61% and 60% of our total service revenues in 2008 and 2007, respectively. Service revenues from our fixed line business and ICT business accounted for 32% and 7%, respectively, of our total service revenues in 2008, and 33% and 7%, respectively, in 2007.

Cash flows from operating activities of our wireless business amounted to Php42,780 million in 2008, a decrease of Php6,836 million, or 14%, compared with Php49,616 million in 2007. The decrease in our wireless business segment’s cash flows from operating activities was a result of higher prepayment of leased circuits and higher income tax paid partially offset by a lower settlement of various payables in 2008. Likewise, cash flows from operating activities of our ICT business decreased by Php777 million, or 31%, to Php1,752 million in 2008 compared with Php2,529 million in 2007 mainly due to higher settlement of various liabilities. Cash flows from operating activities of our fixed line business increased by Php8,520 million, or 34%, to Php33,794 million in 2008 compared with Php25,274 million in 2007. This increase was primarily due to lower settlement of various liabilities and increase in advance payments received from various leased circuit contracts in 2008. The overall increase in our cash flows from operating activities was primarily due to lower level of settlement of various current liabilities, partially offset by higher billings of accounts receivables and higher income taxes paid in 2008. We believe that our continuing increase in cash flows from operating activities on a consolidated basis will allow us to satisfy our current liabilities as our current ratio is less than 1:1 as at December 31, 2008.

Following the repayment by Smart by April 2006 of all its loan facilities that contained restrictive covenants, Smart is no longer required to seek consent from its lenders to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate. In 2008 and 2007, dividend payments received by PLDT from Smart amounted to Php24,200 million and Php26,927 million, respectively.

In 2007, Piltel paid cash dividends to various preferred shareholders in the aggregate amount of Php2,943 million, of which Php2,930 million was paid to PLDT. In 2008, Piltel paid cash dividends to common shareholders amounting to Php5,061 million, of which Php4,664 million was paid to Smart.

Investing Activities

Net cash used in investing activities amounted to Php17,014 million in 2008, a decrease of Php14,305 million, or 46%, from Php31,319 million in 2007 . The decrease resulted from a combination of: (1) higher proceeds from the maturity of short-term investments of Php12,898 million; (2) redemption of SIHI’s preferred shares of Php2,676 million in 2007; (3) lower payments for purchase of subsidiaries, including investments in associates by Php1,534 million; (4) higher investment in debt securities of Php3,193 million; (5) increase in capital expenditures of Php379 million in 2008; and
(6) higher proceeds from disposal of property, plant and equipment of Php62 million.

Our consolidated capital expenditures in 2008 totaled Php25,203 million, an increase of Php379 million, or 2%, from Php24,824 million in 2007 primarily due to an increase in Smart’s capital spending. Smart's capital spending of Php17,091 million in 2008 was used primarily to further upgrade its core, access and transmission network facilities and expand its wireless broadband facilities. PLDT's capital spending of Php7,209 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php824 million was primarily used to fund the continued expansion of its customer interaction services facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, we used net cash of Php45,464 million in 2008 for financing activities, net of loan drawings by Smart and PLDT, an increase of Php645 million compared with Php44,819 million in 2007. The net cash used in financing activities was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, buyback of PLDT’s common stock, debt repayments and interest payments.

Debt Financing

Additions to our consolidated debt in 2008 and 2007 totaled Php17,912 million and Php7,647 million, respectively, mainly from Smart's and PLDT’s drawings related to the financing of our network expansion projects and capital expenditure requirements, respectively. Payments in respect of principal and interest of our total debt amounted to Php14,053 million and Php5,167 million, respectively, in 2008 and Php18,258 million and Php5,891 million, respectively, in 2007.

Our long-term debt increased by Php13,211 million, or 22%, to Php73,358 million in 2008, largely due to drawings from our term loan facilities and the depreciation of the Philippine peso in 2008 as compared with the peso appreciation in 2007 resulting to higher peso equivalents of our foreign currency-denominated debts, partially offset by debt amortizations and prepayments. The debt levels of PLDT and Smart increased by 14% and 36% to Php38,823 million and Php33,898 million, respectively, while the debt level of Mabuhay decreased by 47% to Php610 million in 2008 as compared with the levels as at December 31, 2007.

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. The facility was drawn on March 27 and April 10, 2008 for US$50 million each. The outstanding balance of this loan as at December 31, 2008 amounted to US$90 million, or Php4,288 million, which is payable over five years in 10 equal semi-annual installments with final repayment due on March 27, 2013.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at December 31, 2008 amounted to US$50 million, or Php2,382 million, which is payable in 17 equal quarterly installments starting July 21, 2009 with final repayment due on July 22, 2013.

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company for an amount of Php2,500 million to finance capital expenditures. The facility is a five-year term loan payable in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on November 13, 2013. The facility was drawn on November 13, 2008 for the full amount of Php2,500 million. The outstanding balance of this loan as at December 31, 2008 amounted to Php2,500 million.

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in ten equal semi-annual installments with final repayment due on December 12, 2013. As at December 31, 2008, the undrawn balance of the loan was Php1,900 million.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning, and testing of Wireless Code Division Multiple Access/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent. On December 10, 2008, Nordea Bank AB assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN. The initial drawdown under this facility was made on December 15, 2008 in the amount of US$8 million. The facility is payable in ten equal semi-annual installments with final repayment due on December 10, 2013. Interest is payable at a fixed rate of 3.79% per annum. As at December 31, 2008, the undrawn balance of this facility was US$14 million.

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in nine equal semi-annual installments with final repayment due on December 23, 2013. As at December 31, 2008, the undrawn balance of the loan was Php2,500 million.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The loan is payable in ten equal semi-annual installments with final repayment date on the fifth anniversary of the first drawdown. As at December 31, 2008, no amounts have been drawn under the facility.

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with its service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in 17 equal quarterly amortizations with final repayment due on December 19, 2013. As at December 31, 2008, the undrawn balance of the loan was Php1,500 million. Two more drawdowns amounting to Php500 million each were made on January 30, 2009 and February 27, 2009.

On December 12, 2008, Smart issued Php5,000 million five-year fixed rate corporate notes with an interest rate of 8.4346%. Funds raised from the issuance of the notes will be used primarily for Smart’s capital expenditures for network upgrade and expansion. The amount of Php5,000 million remained outstanding as at December 31, 2008. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 12, 2013.

On February 20, 2009, PLDT issued Php5,000 million Fixed Rate Notes under a Notes Facility Agreement dated February 18, 2009, comprising of Series A five-year notes amounting to Php2,400 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,500 million. The interest rates on the Series A notes were fixed at 7.4269%, Series B notes at 8.3692%, and Series C notes at 9.1038%. Proceeds from the facility will be used to finance capital expenditures of PLDT.

Approximately Php41,991 million principal amount of our consolidated outstanding long-term debt as at December 31, 2008 is scheduled to mature over the period from 2009 to 2012. Of this amount, Php23,491 million is attributable to PLDT, Php17,863 million to Smart and the remainder to Mabuhay Satellite and ePLDT.

For a complete discussion of our long-term debt, see Note 18 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying consolidated financial statements.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 18 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

As a result of our strong cash flows and lower debt levels, we increased our regular dividend payout ratio to 70% of our earnings per share starting 2007 from 60% of 2006 earnings per share.

With respect to our 2007 earnings, in addition to the Php60 per share dividend declared on August 7, 2007, we declared on March 4, 2008 a regular cash dividend of Php68 per share and a special cash dividend of Php56 per share, in the aggregate representing close to a 100% payout of our 2007 earnings per share. On August 5, 2008, we declared a regular cash dividend of Php70 per share and on March 3, 2009, we also declared regular and special cash dividends of Php70 per share and Php60 per share, respectively, representing approximately 100% payout of our 2008 earnings per share on an adjusted basis (taking out asset impairment on non-current assets and gains/losses on foreign exchange revaluation and derivatives.)

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or Standard & Poor’s	Foreign Currency Rating	BB+	Stable

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Ba2	Positive
	Local Currency Corporate Family Rating	Baa2	Positive

Fitch Ratings, or Fitch	Long-term Foreign Currency Rating	BB+	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB	Stable
	National Long-term Rating	AAA(ph1)	Stable

On October 7, 2008, Fitch affirmed our long-term foreign and local currency issuer default ratings at “BB+” and “BBB”, respectively. Also, our national long-term rating has been affirmed at “AAA(ph1)”, as well as our global bonds and senior notes at “BB+”. The outlook is stable. The ratings reflect our preeminent position in the Philippine telecommunications industry, with diversified and integrated operations in fixed line, cellular, wired and wireless broadband services, internet services, as well as our notable presence in the call center and business process outsourcing industry. The stable outlook recognizes our ability to sustain our leading market position and maintain our strong financial profile, despite increasing shareholder distributions.

On March 19, 2008, Moody’s affirmed our local currency Ba2 rating and changed its outlook from stable to positive at the same time affirming our foreign currency bond Ba2 rating with a positive outlook. The rating action reflects our ability to achieve ongoing revenue growth and fund high levels of capital expenditures internally, as well as the ability to increase dividend payments to our shareholders. On January 28, 2008, Moody’s affirmed our foreign currency senior unsecured debt rating from stable to positive following the change in the outlook of the Philippines Ba3 country ceiling for foreign currency bonds to positive from stable.

Off-Balance Sheet Arrangement

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php7 million and Php73 million from the exercise by certain officers and executives of stock options in 2008 and 2007, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php1 million and Php3 million in 2008 and 2007 from this source, respectively.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained board of directors’ approval on a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2008, we acquired and paid a total of 1,972,290 shares of PLDT’s common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the year ended December 31, 2008. Please refer to Note 17 – Equity to the accompanying consolidated financial statements for further details.

Cash dividend payments in 2008 amounted to Php37,124 million compared with Php28,470 million paid to common and preferred shareholders in 2007.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our contractual obligations, see Note 24 – Contractual Obligations and Commercial Commitments to the accompanying consolidated financial statements.

Commercial Commitments

As at December 31, 2008, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,634 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 24 – Contractual Obligations and Commercial Commitments and Note 26 – Financial Assets and Liabilities to the accompanying consolidated financial statements.

The following table sets forth the fair values of our financial assets and liabilities recognized as at December 31, 2008 and September 30, 2008:

	Fair Values
	December 31, 2008	September 30, 2008
	(in millions)
Noncurrent Financial Assets
Available-for-sale – financial investments	Php131	Php142
Investments in debt securities	629	618
Advances and refundable deposits – net of current portion	728	625
Total noncurrent financial assets	1,488	1,385

Current Financial Assets
Cash and cash equivalents	33,684	22,550
Short-term investments	6,670	4,657
Investment in debt securities	1,656	1,503
Trade and other receivables	15,909	14,836
Derivative financial assets	56	68
Total current financial assets	57,975	43,614

Total Financial Assets	Php59,463	Php44,999

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	Php57,069	Php52,820
Derivative financial liabilities	1,761	3,384
Customers’ deposits	1,476	1,419
Deferred credits and other noncurrent liabilities	7,959	6,774
Total noncurrent financial liabilities	68,265	64,397

Current Financial Liabilities
Accounts payable	16,294	13,843
Accrued expenses and other current liabilities	18,612	20,117
Derivative financial liabilities	87	826
Interest-bearing financial liabilities	15,080	15,354
Dividends payable	1,379	1,379
Total current financial liabilities	51,542	51,519

Total Financial Liabilities	Php119,717	Php115,916

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2008 and for the nine months ended September 30, 2008:

	December 31, 2008	September 30, 2008

	(in millions)
Profit and Loss
Gain on derivative financial instrumentss	Php3,812	Php2,855
Interest income	1,668	1,314
Gain (loss) on cash flow hedges	(404)	95
Interest on loans and related items	(5,861)	(4,560)
Accretion on financial liabilities	(956)	(718)
Cumulative Translation Adjustments
Net losses on cash flow hedges charged to cumulative translation adjustments	(662)	(1,109)
Net gains on cash flow hedges removed from cumulative translation adjustments taken to income	(697)	(697)
Net gain (loss) available-for-sale financial assets	(9)	1
	(Php3,109)	(Php2,819)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In 2008, the inflation rate has increased and we expect this trend to have an impact on our operations moving forward. The average inflation rate in the Philippines in 2008 was 9.3% compared with 2.8% in 2007.

PART II – OTHER INFORMATION

Acquisition of Debt and Equity of Philcom Corporation, or Philcom

On January 2, 2009, PLDT signed a Debt Assignment Agreement with Premier Global Resources Corporation, or PGR, wherein PGR sold to PLDT, for a total consideration of Php340 million, all of the outstanding obligations of Philcom to suppliers, banks and other financial institutions, or the Philcom Lenders, which PGR had acquired from the Philcom Lenders.

On January 3, 2009, PLDT signed a Share Assignment Agreement with Philippine Global Communications, Inc., or PGCI, wherein the latter sold, transferred and conveyed in favor of PLDT its rights, title and interest in and to all of the outstanding shares of common stock in Philcom for a total consideration of Php75 million. The parties have filed the necessary application/petition for the approval of this transaction by the NTC.

The acquisition of Philcom will allow the PLDT Group to broaden its presence in Mindanao, where it already has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.

PLDT, Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III, sign several cooperation agreements

On September 16, 2008, PLDT, its subsidiary Mabuhay Satellite, ProtoStar, a Bermuda-based company and its wholly-owned Bermuda subsidiary ProtoStar III, signed several agreements covering multiple areas of cooperation.

Key aspects of the agreements include: (a) an exchange of certain Mabuhay Satellite assets for an equity position in ProtoStar; (b) expanded use of Mabuhay’s Subic Space Center for the operation and control of satellites; (c) an option for PLDT to make further investments in ProtoStar; and (d) an agreement for PLDT to lease C-band transponder capacity on the ProtoStar I satellite owned and operated by ProtoStar I Ltd., also a wholly-owned Bermuda subsidiary of ProtoStar.

Mabuhay Satellite and ProtoStar III are continuing to work on closing the transaction and transfer of assets from Mabuhay Satellite to ProtoStar III may be completed within the first quarter of 2009.  In the meantime, ProtoStar has begun to expand the Subic Space Center for the operation and control of its satellites.

ProtoStar plans to launch several more satellites in the coming years, with a ProtoStar II satellite due to be launched in the spring of 2009.  It aims to operate high-power geostationary satellites optimized for direct-to-home satellite television, broadband internet and GSM backhaul services, wherein the availability of significant satellite capacity which will further add to the robustness of our network.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 22 –Related Party Transactions to the accompanying consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2008:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days

	(In Millions)

Corporate subscribers	Php9,188	Php1,432	Php1,494	Php745	Php5,517
Retails subscribers	8,993	2,558	1,167	308	4,960
Foreign administrations	5,916	1,959	1,683	860	1,414
Domestic carriers	877	128	89	98	562
Dealers, agents and others	3,271	2,711	48	9	503
Total	Php28,245	Php8,788	Php4,481	Php2,020	Php12,956

Less: Allowance for doubtful accounts ...	12,336

Total Receivables - net	Php15,909

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2008 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Signature and Title: /s/ Napoleon L. Nazareno

Napoleon L. Nazareno
President and Chief Executive Officer

Signature and Title: /s/ Anabelle Lim-Chua

Anabelle Lim-Chua
Senior Vice President and Treasurer
(Principal Financial Officer)

Signature and Title: /s/ June Cheryl A. Cabal

June Cheryl A. Cabal
First Vice President and Controller
(Principal Accounting Officer)

Date: March 3, 2009

INDEPENDENT AUDITORS’ REPORT

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

Ramon Cojuangco Building

Makati Avenue, Makati City

We have audited the accompanying financial statements of Philippine Long Distance Telephone Company and Subsidiaries, which comprise the consolidated balance sheets as at December 31, 2008 and 2007, and the consolidated statements of income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries as of December 31, 2008 and 2007, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2008 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

/s/ Marydith C. Miguel

Marydith C. Miguel

Partner

CPA Certificate No. 65556

SEC Accreditation No. 0087-AR-1

Tax Identification No. 102-092-270

PTR No. 1566445, January 5, 2009, Makati City

March 3, 2009

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008 AND 2007

AND FOR THE THREE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

AND

INDEPENDENT AUDITORS’ REPORT

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(in million pesos, except par value, per share amounts and number of shares)

	2008	2007
ASSETS
Noncurrent Assets
Property, plant and equipment - net (Notes 3, 5, 8, 18 and 26)	160,326	159,414
Investments in associates and joint ventures (Notes 9, 18 and 26)	1,174	1,351
Available-for-sale financial assets (Note 26)	131	143
Investment in debt securities (Notes 13 and 26)	635	273
Investment properties (Notes 3, 10 and 26)	617	577
Goodwill and intangible assets - net (Notes 3, 5, 11 and 26)	10,450	11,721
Deferred income tax assets - net (Notes 3, 4, 6 and 26)	9,605	13,757
Derivative financial assets (Note 26)	–	59
Prepayments - net of current portion (Notes 16, 22 and 26)	2,501	2,281
Advances and refundable deposits - net of current portion (Note 26)	1,086	1,030
Total Noncurrent Assets	186,525	190,606
Current Assets
Cash and cash equivalents (Notes 12 and 26)	33,684	17,447
Short-term investments (Note 26)	6,670	13,415
Investment in debt securities (Notes 13 and 26)	1,656	1,115
Trade and other receivables - net (Notes 3, 14, 22 and 26)	15,909	12,645
Inventories and supplies (Notes 3, 15 and 26)	2,069	1,167
Derivative financial assets (Note 26)	56	897
Current portion of prepayments (Notes 16, 22 and 26)	4,164	2,368
Current portion of advances and refundable deposits (Notes 13 and 26)	1,825	498
Total Current Assets	66,033	49,552
TOTAL ASSETS	252,558	240,158

EQUITY AND LIABILITIES
Equity (Notes 7 and 17)
Preferred stock, Php10 par value, authorized - 822,500,000 shares; issued and outstanding - 441,480,512 shares as at December 31, 2008 and 441,650,297 shares as at December 31, 2007 (Notes 7 and 17)	4,415	4,417
Common stock, Php5 par value, authorized - 234,000,000 shares; issued - 189,456,127 shares and outstanding - 187,483,837 shares as at December 31, 2008 and issued and outstanding - 188,740,519 shares as at December 31, 2007 (Notes 7 and 17)	947	943
Treasury stock - 1,972,290 shares as at December 31, 2008 (Notes 7, 17 and 26)	(4,973)	–
Stock options issued (Note 23)	6	9
Equity portion of convertible preferred stock (Note 18)	–	6
Capital in excess of par value	68,337	67,057
Retained earnings (Note 7)	37,177	39,576
Cumulative translation adjustments	(378)	(895)
Total Equity Attributable to Equity Holders of PLDT	105,531	111,113
Minority interests	1,438	1,398
Total Equity	106,969	112,511

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2008 and 2007

(in million pesos, except par value, per share amounts and number of shares)

	2008	2007
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 8, 18, 24 and 26)	58,910	53,387
Deferred income tax liabilities (Notes 3, 4, 6 and 26)	1,288	2,155
Derivative financial liabilities (Notes 24 and 26)	1,761	7,741
Pension and other employee benefits (Notes 3, 23 and 26)	5,467	4,540
Customers’ deposits (Notes 24 and 26)	2,251	2,201
Deferred credits and other noncurrent liabilities (Notes 3, 8, 11, 14, 19, 21 and 26)	10,582	9,632
Total Noncurrent Liabilities	80,259	79,656
Current Liabilities
Accounts payable (Notes 20, 22, 25 and 26)	18,268	12,253
Accrued expenses and other current liabilities (Notes 3, 11, 18, 19, 21, 22, 23, 24, 25 and 26)	24,381	21,674
Derivative financial liabilities (Notes 24 and 26)	87	242
Provisions for assessments (Notes 22, 24, 25 and 26)	1,555	1,112
Current portion of interest-bearing financial liabilities (Notes 8, 18, 24 and 26)	15,080	8,764
Dividends payable (Notes 7, 18, 24 and 26)	1,379	1,071
Income tax payable (Notes 6 and 26)	4,580	2,875
Total Current Liabilities	65,330	47,991
TOTAL EQUITY AND LIABILITIES	252,558	240,158

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2008, 2007 and 2006

(in million pesos, except earnings per common share amounts)

	2008	2007	2006
REVENUES
Service revenues (Notes 3 and 4)	142,873	135,478	124,976
Non-service revenues (Notes 3, 4 and 5)	2,709	2,480	2,967
	145,582	137,958	127,943
EXPENSES
Depreciation and amortization (Notes 3, 4 and 8)	24,709	28,613	31,869
Compensation and employee benefits (Notes 3, 5 and 23)	20,709	20,470	18,359
Repairs and maintenance (Note 22)	8,569	7,310	6,886
Selling and promotions	5,695	5,541	4,907
Cost of sales (Notes 5, 22 and 24)	5,252	5,127	5,625
Professional and other contracted services (Note 22)	4,591	5,588	3,149
Asset impairment (Notes 3, 5, 8, 9, 11, 13, 14 and 15)	4,180	1,317	2,766
Rent (Notes 3 and 24)	3,656	2,762	2,257
Taxes and licenses (Note 25)	2,736	2,319	1,747
Communication, training and travel	1,993	1,850	1,481
Insurance and security services (Note 22)	1,196	1,197	1,255
Amortization of intangible assets (Notes 3 and 11)	377	390	450
Provisions (Notes 3, 4, 14, 15, 22, 24 and 25)	898	666	38
Other expenses (Note 22)	1,225	1,306	1,266
	85,786	84,456	82,055
	59,796	53,502	45,888
OTHER INCOME (EXPENSES)
Gains (losses) on derivative financial instruments – net (Note 26)	3,812	(1,044)	(1,851)
Interest income (Note 5)	1,668	1,503	1,654
Equity share in net losses of associates and joint ventures (Note 9)	(176)	(11)	(52)
Financing costs – net (Notes 5, 7, 8, 18 and 26)	(6,104)	(7,088)	(10,854)
Foreign exchange (losses) gains – net (Notes 8, 18 and 26)	(6,170)	2,976	1,967
Others (Notes 5, 8, 22 and 24)	1,665	3,419	5,479
	(5,305)	(245)	(3,657)
INCOME BEFORE INCOME TAX	54,491	53,257	42,231
PROVISION FOR INCOME TAX (Notes 3, 4 and 6)	19,193	17,279	6,890
NET INCOME FOR THE YEAR	35,298	35,978	35,341
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 7)	34,635	36,004	35,138
Minority interests	663	(26)	203
	35,298	35,978	35,341
Earnings Per Share For The Year Attributable to Common Equity Holders of PLDT (Note 7)
Basic	181.65	188.42	188.03
Diluted	181.64	187.53	187.93

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2008, 2007 and 2006

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Cumulative Translation Adjustments	Total Equity Attributable to Equity Holders of PLDT	Minority Interests	Total Equity
Balances at January 1, 2006	4,433	904	–	67	49	53,918	12,105	1,253	72,729	1,162	73,891
Changes in equity:
Net income for the year	–	–	–	–	–	–	35,138	–	35,138	203	35,341
Deferred income tax effects on cash flow hedges	–	–	–	–	–	–	–	1,088	1,088	–	1,088
Foreign currency translation differences	–	–	–	–	–	–	–	(535)	(535)	(45)	(580)
Net losses on available-for-sale financial asssets	–	–	–	–	–	–	–	(5)	(5)	–	(5)
Net losses on cash flow hedges transferred from cumulative translation adjustments taken to income	–	–	–	–	–	–	–	2,855	2,855	–	2,855
Net losses on cash flow hedges	–	–	–	–	–	–	–	(6,452)	(6,452)	–	(6,452)
Total expense for the year recognized directly in equity	–	–	–	–	–	–	–	(3,049)	(3,049)	(45)	(3,094)
Total income and expense for the year	–	–	–	–	–	–	35,138	(3,049)	32,089	158	32,247
Cash dividends (Note 7)	–	–	–	–	–	–	(14,915)	–	(14,915)	–	(14,915)
Issuance of capital stock - net of conversion (Note 17)	(9)	38	–	–	(40)	12,566	–	–	12,555	–	12,555
Exercised option shares	–	–	–	(27)	–	90	–	–	63	–	63
Minority interests	–	–	–	–	–	–	–	–	–	226	226
Balances at December 31, 2006	4,424	942	–	40	9	66,574	32,328	(1,796)	102,521	1,546	104,067

Balances at January 1, 2007	4,424	942	–	40	9	66,574	32,328	(1,796)	102,521	1,546	104,067
Changes in equity:
Net income for the year	–	–	–	–	–	–	36,004	–	36,004	(26)	35,978
Deferred income tax effects on cash flow hedges	–	–	–	–	–	–	–	(1,126)	(1,126)	–	(1,126)
Foreign currency translation differences	–	–	–	–	–	–	–	(1,782)	(1,782)	(67)	(1,849)
Net gains on available-for-sale financial assets	–	–	–	–	–	–	–	30	30	–	30
Net losses on cash flow hedges transferred from cumulative translation adjustments taken to income	–	–	–	–	–	–	–	5,013	5,013	–	5,013
Net losses on cash flow hedges	–	–	–	–	–	–	–	(1,234)	(1,234)	–	(1,234)
Total income and expense for the year recognized directly in equity	–	–	–	–	–	–	–	901	901	(67)	834
Total income and expense for the year	–	–	–	–	–	–	36,004	901	36,905	(93)	36,812
Cash dividends (Note 7)	–	–	–	–	–	–	(28,756)	–	(28,756)	(12)	(28,768)
Issuance of capital stock - net of conversion (Note 17)	(7)	1	–	–	(3)	379	–	–	370	–	370
Exercised option shares	–	–	–	(31)	–	104	–	–	73	–	73
Minority interests	–	–	–	–	–	–	–	–	–	(43)	(43)
Balances at December 31, 2007	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2008, 2007 and 2006

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Cumulative Translation Adjustments	Total Equity Attributable to Equity Holders of PLDT	Minority Interests	Total Equity
Balances at January 1, 2008	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511
Changes in equity:
Net income for the year	–	–	–	–	–	–	34,635	–	34,635	66	35,298
Deferred income tax effects on cash flow hedges	–	–	–	–	–	–	–	460	460	–	460
Foreign currency translation differences	–	–	–	–	–	–	–	1,425	1,425	65	1,490
Net losses on available-for-sale financial assets	–	–	–	–	–	–	–	(9)	(9)	–	(9)
Net gains on cash flow hedges transferred from cumulative translation adjustments taken to income	–	–	–	–	–	–	–	(697)	(697)	–	(697)
Net losses on cash flow hedges	–	–	–	–	–	–	–	(662)	(662)		(662)
Total income for the year recognized directly in equity	–	–	–	–	–	–	–	517	517	65	582
Total income for the year							34,635	517	35,152	728	35,880
Cash dividends (Note 7)	–	–	–	–	–	–	(37,034)	–	(37,034)	(398)	(37,432)
Issuance of capital stock - net of conversion (Note 17)	(2)	4	–	–	(6)	1,270	–	–	1,266	–	1,266
Exercised option shares (Note 23)	–	–	–	(3)	–	10	–	–	7	–	7
Treasury stock (Notes 7, 17 and 26)	–	–	(4,973)	–	–	–	–	–	(4,973)	(308)	(5,281)
Minority interests	–	–	–	–	–	–	–	–	–	18	18
Balances at December 31, 2008	4,415	947	(4,973)	6	–	68,337	37,177	(378)	105,531	1,438	106,969

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2007 and 2006

(in million pesos)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	54,491	53,257	42,231
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 8)	24,709	28,613	31,869
Foreign exchange losses (gains) – net (Notes 18 and 26)	6,170	(2,976)	(1,967)
Interest on loans and related items – net (Note 5)	5,083	5,714	7,359
Asset impairment (Notes 3, 5, 14, 15 and 26)	4,180	1,317	2,766
Incentive plans (Notes 3, 5 and 23)	1,281	1,448	3,150
Accretion on financial liabilities – net (Notes 5 and 26)	956	1,161	3,314
Pension benefit costs (Notes 3, 5 and 23)	725	1,773	1,003
Amortization of intangible assets (Note 11)	377	390	450
Equity share in net losses of associates and joint ventures	176	11	52
Dividends on preferred stock subject to mandatory redemption (Note 5)	4	17	130
Gain on disposal of property, plant and equipment (Note 8)	(534)	(527)	(158)
Interest income (Note 5)	(1,668)	(1,503)	(1,654)
(Gains) losses on derivative financial instruments – net (Note 26)	(3,812)	1,044	1,851
Gain on reversal of provision for onerous contracts (Note 25)	–	–	(3,529)
Others	830	(374)	(845)
Operating income before changes in assets and liabilities	92,968	89,365	86,022
Decrease (increase) in:
Trade and other receivables	(3,003)	(3,266)	(1,187)
Inventories and supplies	(913)	(76)	343
Prepayments	(877)	1,862	(1,513)
Advances and refundable deposits	(1,338)	(307)	1,329
Increase (decrease) in:
Accounts payable	5,244	4,763	(9,254)
Accrued expenses and other current liabilities	2,339	4,305	2,124
Pension and other employee benefits	(1,125)	(6,649)	(435)
Customers’ deposits	27	12	6
Other noncurrent liabilities	1	(1,167)	43
Net cash generated from operations	93,323	88,842	77,478
Income taxes paid	(15,021)	(11,424)	(8,267)
Net cash provided by operating activities	78,302	77,418	69,211
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
Maturity of short-term investments	28,476	15,935	658
Redemption of investment in debt securities	2,676	–	–
Disposal of property, plant and equipment (Note 8)	1,015	953	694
Disposal of investment in associates	188	–	–
Disposal of investment properties	9	10	72
Disposal of available-for-sale financial assets	–	7	–
Collection of notes receivable	–	–	89
Payments for:
Acquisition of intangibles (Note 11)	(69)	(213)	–
Available-for-sale financial assets	(206)	–	–
Purchase of subsidiaries – net of cash acquired (Note 11)	(375)	(1,687)	(10,254)
Purchase of investments in associates	(379)	(601)	(636)
Purchase of investment in debt securities	(3,457)	(264)	–
Interest received	1,461	1,218	1,481
Increase in advances and refundable deposits	(78)	(424)	(1,054)
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(778)	(542)	(549)
Additions to short-term investments	(21,072)	(21,429)	(6,166)
Additions to property, plant and equipment (Notes 5 and 8)	(24,425)	(24,282)	(20,125)
Net cash used in investing activities	(17,014)	(31,319)	(35,790)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2008, 2007 and 2006

(in million pesos)

	2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 18)	17,912	7,647	9,724
Additional capital expenditures under long-term financing	6,614	8,746	9,159
Proceeds from notes payable	660	502	211
Proceeds from issuance of capital stock	8	76	66
Payments of debt issuance costs	(149)	(54)	(34)
Payments of obligations under finance lease	(474)	(199)	(210)
Payments of notes payable	(678)	(193)	(128)
Settlements of derivative financial instruments	(2,891)	(2,066)	(3,727)
Interest paid - net of capitalized portion	(5,167)	(5,891)	(7,528)
Payments for redemption of shares (Notes 7, 17 and 26)	(5,281)	(15)	–
Reduction in capital expenditures under long-term financing	(5,519)	(6,837)	(9,282)
Payments of long-term debt (Note 18)	(13,375)	(18,065)	(29,238)
Cash dividends paid	(37,124)	(28,470)	(14,913)
Net cash used in financing activities	(45,464)	(44,819)	(45,900)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	413	(703)	(710)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,237	577	(13,189)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,447	16,870	30,059
CASH AND CASH EQUIVALENTS AT END OF YEAR	33,684	17,447	16,870

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2008. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an additional interest of approximately 46% in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This additional investment in PTIC represents an attributable interest of approximately 6.4% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. First Pacific Group had beneficial ownership of approximately 26.37% in PLDT’s outstanding common stock as at December 31, 2008.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2008, there were a total of over 45 million ADSs outstanding.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

We are the leading telecommunications service provider in the Philippines. Through our principal business segments –– wireless, fixed line and information and communications technology –– we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2008 and 2007 and for the three years ended
December 31, 2008 were approved and authorized for issuance by the Board of Directors on March 3, 2009, as reviewed and recommended for approval by the Audit Committee.

2.         Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost basis except for the derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million except when otherwise indicated.

Basis of Consolidated Financial Statements Preparation

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the “PLDT Group”).

Name of Subsidiary	Place of Incorporation	Principal Activity	2008		2007
			Percentage of Ownership
			Direct	Indirect	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI	Philippines	Internet broadband distribution	–	100.0	–	100.0
SmartConnect Holdings Pte. Ltd., or SCH	Singapore	Investment company	–	100.0	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction services	–	100.0	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0	–	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and GSM enabled global telecommunications	–	100.0	–	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	–	100.0	–	100.0
Smarthub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0	–	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0	–	–
Francom Holdings, Inc., or FHI	Philippines	Investment company	–	100.0	–	–
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0	–	–
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	–	99.4	–	–
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular mobile services	–	92.5	–	92.1
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0	–	85.0
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–	67.0	–
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–	75.0	–
Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction services and IT-related services	100.0	–	100.0	–
SPi Technologies, Inc., or SPi, and subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	–	100.0	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction services	–	100.0	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction services	–	100.0	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction services	–	100.0	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6	–	99.6
Digital Paradise Thailand	Thailand	Internet access services	–	87.5	–	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0	–	60.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	–	–	–	51.0

Subsidiaries are fully consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by us and are presented separately in the consolidated statements of income and within equity in the consolidated balance sheets, separately from equity attributable to equity holders of PLDT. Acquisition of minority interests is accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the share of the net assets acquired is recognized as goodwill.

Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Airborne Access, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames and Infocom not held by the PLDT Group.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and goodwill is recognized in the consolidated statement of income.

Piltel’s Share Buyback Program

On November 3, 2008, the Board of Directors of Piltel approved a share buyback program of up to 58 million shares in Piltel, representing approximately 0.5% of Piltel’s outstanding common shares. As at December 31, 2008, Piltel has already purchased 44,586,000 shares at a cost of Php308 million, resulting in an increase in equity ownership by Smart in Piltel from 92.1% to 92.5%.

Acquisition of Airborne Access by SBI from ePLDT

On March 24, 2008, ePLDT acquired additional shares from the minority stockholders of Airborne Access thereby increasing its 51% ownership interest to 99.4%. Airborne Access is a wireless internet service provider and network developer, which has established its business in wireless LAN-based technologies, particularly Wi-Fi technology. See Note 11 – Goodwill and Intangible Assets.

On May 1, 2008, SBI acquired from ePLDT the 99.4% equity ownership in Airborne Access for a total consideration of Php25 million to strengthen and complement SBI’s broadband internet service. The impact of the transaction was the transfer of Airborne Access’ business from our ICT segment to the wireless segment; the transaction has no impact on our consolidated financial statements.

Acquisition of PHC, FHI and CURE

On April 25, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI which collectively own 100% of CURE for a total consideration of Php420 million. PHC and FHI own 97% and 3%, respectively, of CURE. The acquisition follows Smart’s plan to provide expanded and enhanced 3G services nationwide, including higher speed wireless broadband services. CURE is envisioned to provide Smart with a platform to offer and provide differentiated 3G services for niche markets. See Note 11 – Goodwill and Intangible Assets

Acquisition of Debt and Equity of Philcom Corporation, or Philcom

On January 2, 2009, PLDT and Premier Global Resources, or PGR, executed a Debt Assignment Agreement wherein PGR sold to PLDT, outstanding obligations of Philcom in the nominal amount of Php3,540 million to PGR for Php340 million. Following the execution of Debt Assignment Agreement, PLDT and Philcom executed a Restructuring Agreement wherein PLDT agreed to the restructuring of the Philcom loans from the nominal amount of Php3,540 million to Php340 million. The restructured principal of Php340 million is payable in ten equal annual installments starting on January 2, 2010. Interest on the restructured principal is payable on each payment date based on the floating rate of one year PDST-F plus a margin of 250bps.

On January 3, 2009, PLDT, PGR and Philippine Global Communications, Inc., or PGCI, executed a Share Assignment Agreement wherein the latter sold, transferred and conveyed in favor of PLDT the rights, title and interest in all of the outstanding common shares of Philcom for a total consideration of Php75 million. PGR controls 55% or a majority of the shares of PGCI through a voting trust agreement. Both parties have filed the necessary application/petition for the approval of this transaction by the NTC. See Note 11 – Goodwill and Intangible Assets.

The acquisition of Philcom will allow the PLDT Group to broaden its presence in Mindanao, where it already has operations carried out under Maratel and SBI. This expanded presence is expected to benefit not only the existing subscribers in the area, but will also provide the communities in the area with an opportunity to access improved telecommunications facilities.

Statement of Compliance

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Adoption of New Standards and Interpretations

Our accounting policies are consistent with those of the previous financial year except for the adoption of the Philippine Interpretations which became effective on January 1, 2008, and an amendment to an existing standard that became effective on July 1, 2008. Our adoption of these changes in PFRS did not have any significant effect on our consolidated financial statements.

•         Philippine Interpretation IFRIC 11, PFRS 2, Group and Treasury Share Transactions. This standard is effective for annual periods beginning on or after March 1, 2007. This interpretation addresses issues relating to whether transactions should be accounted for as equity-settled or as cash-settled under PFRS 2 and issues concerning share-based payment arrangement involving entities within the same group.

•         Philippine Interpretation IFRIC 12, Service Concession Arrangements. This interpretation has become effective for financial years beginning on or after January 1, 2008. This interpretation applies to contractual arrangements whereby a private sector party participates in the development, financing, operation and maintenance of infrastructure for public sector services.

•         Philippine Interpretation IFRIC 14, PAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This interpretation has become effective for financial years beginning on or after January 1, 2008. Philippine Interpretation IFRIC 14 addresses how to assess the limit under PAS 19, Employee Benefits, on the amount of the pension scheme surplus that can be recognized as an asset in our consolidated balance sheet, in particular, when a minimum funding requirement exists. The specific issues addressed by the interpretation are: (1) a refund is available to the entity only if there is an unconditional right to the refund and such refund is measured as the amount of the surplus at the balance sheet date less any associated costs; (2) when there is an unconditional right to a refund and there is no minimum funding requirement, an entity determines the benefit available as the lower of the surplus in the plan and the present value of the future service cost to the entity; (3) when a minimum funding requirement exists, the benefit available is the present value of the estimated future service cost less the estimated minimum funding contribution required in respect of the future accrual of benefits in that year; and (4) if an entity has a minimum funding requirement to pay additional contributions, the entity must determine whether the contributions will be available as a refund or reduction in future contributions after they are paid into the plan. If not, a liability is recognized when the obligation arises.

•         Amendments to PAS 39, Financial Instruments: Recognition and Measurement, and PFRS 7, Financial Instruments: Disclosures: Reclassification of Financial Assets. The amendments to
PAS 39 are effective from July 1, 2008. Entities are not permitted to reclassify financial assets in accordance with the amendments before July 1, 2008. Any reclassification of a financial asset made in periods beginning on or after November 15, 2008 will take effect only from the date the reclassification is made. The amendments to PAS 39 permit an entity to: (1) reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category if the financial asset is no longer held for the purpose of selling or repurchasing it in the near term in particular circumstances; and (2) transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available-for-sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future.

Significant Accounting Policies and Practices

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of any acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with PAS 14, “Segment Reporting”.

Where a business combination agreement provides for an adjustment to the consideration of the combination contingent on future events or achieving specified earnings level in future periods, we recognize the estimated amount of that adjustment as part of cost of the combination and a liability at the acquisition date if the adjustment is probable and can be measured reliably (within 12 months from the date of acquisition). Otherwise, such adjustment is not recognized until it becomes probable and can be measured reliably in the subsequent period. Where future events do not occur or the estimate needs to be revised, the cost of the business combination initially recognized shall be adjusted accordingly. Future changes in estimates are treated as an adjustment to the cost of the combination with an adjustment to the recorded liability and goodwill.

Where goodwill forms part of a cash-generating unit, or group of cash-generating units, and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When we acquire a business, embedded derivatives separated from the host contract by the acquiree are not reassessed on acquisition unless the business combination results in a change in terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in the consolidated balance sheet at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. Our consolidated statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of changes in equity. Profits or losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our reporting dates and that of our associates are identical and our associate’s accounting policies conform to those used by us for like transactions and events in similar circumstances.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in associates. We determine at each balance sheet date whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognize the amount in the consolidated statement of income.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Adjustments are made where necessary to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. Losses on transactions are recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets or an impairment loss. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Foreign Currency Transactions and Translations

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the balance sheet date. All differences are recognized in the consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs for qualifying assets. Non–monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non–monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the year. The exchange differences arising on translation were recognized as a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries are recognized in the consolidated statement of income.

Foreign exchange gains or losses are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

Financial Assets

Initial recognition

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of its financial assets at initial recognition.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated balance sheet at fair value with gains or losses recognized in the consolidated statement of income under “Gains or Losses on Derivative Financial Instrument Transactions” for derivative instruments and “Other Income or Expense” for non-derivative financial assets.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contain an embedded derivative that would need to be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the consolidated statement of income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in our consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest Income” in our consolidated statement of income. Assets in this category are included in the current assets except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest Income” in our consolidated statement of income. Assets in this category are included in the current assets except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized directly in equity until the investment is derecognized, at which time the cumulative gain or loss recorded in equity is recognized in the consolidated statement of income, or determined to be impaired, at which time the cumulative loss recorded in equity is recognized in the consolidated statement of income. Interest earned on holding available-for-sale debt securities are reported as interest income using the effective interest rate in our consolidated statement of income. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated statement of income under other income when the right of the payment has been established. These are included under non-current assets unless we intend to dispose of the investment within 12 months of the balance sheet date.

Financial Liabilities

Initial recognition

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, inclusive of directly attributable transaction costs.

Our financial liabilities include trade and other payables, loans and borrowings, customers’ deposits and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at fair value though profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held-for-trading and those designated at fair value through profit or loss are recognized in the consolidated statement of income.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of effective interest rate.

Day 1 profit or loss

Where the transaction price in a non-active market is different from the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which are not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” profit or loss amount.

Impairment of Financial Assets

We assess at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized costs

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated statement of income.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Available-for-sale financial assets

For available-for-sale financial assets, we assess at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income – is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest Income” account in our consolidated statement of income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) we have transferred substantially all the risks and rewards of the asset, or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred its rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Derivative Financial Instruments and Hedging

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains or Losses on Derivative Financial Instruments” account in the consolidated statement of income.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 26 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. For situation when that hedged item is a forecast transaction, we assess whether transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect the consolidated statement of income.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated statement of income.

The fair value for financial instruments traded in active markets at the balance sheet date is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in the consolidated statement of income. The changes in the fair value of the hedging instrument are also recognized in the consolidated statement of income.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts taken to equity are transferred to the consolidated statement of income when the hedged transaction affects the consolidated statement of income, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in equity while any gains or losses relating to the ineffective portion are recognized in the consolidated statement of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in equity is transferred to the consolidated statement of income.

Convertible Preferred Stock

Philippine peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the consolidated balance sheet, net of transaction costs. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability measured at amortized cost (net of transaction costs) basis until extinguished through conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of the consolidated balance sheet, net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treat the Series VI Convertible Preferred Stock as debt instruments with foreign currency-denominated embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Treasury stock

Treasury stock are our own equity instruments which are reacquired are recognized at cost and deducted from equity. No gain or loss is recognized in our consolidated statement of income on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as part of capital in excess of par value account.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. Cost includes the cost of replacing part of the property, plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated statement of income as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The asset’s residual value, estimated useful life and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for their intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment.

The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the year in which they arise.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the weighted average method. Net realizable value is either the estimated selling price in the ordinary course of the business less the estimated cost to sell or asset replacement costs.

Research and Development Costs

Research costs are expensed as incurred. Development expenditure on an individual project is recognized as an intangible asset when we can demonstrate: (1) the technical feasibility of completing the intangible asset so that it will be available for use or sale; (2) its intention to complete and its ability to use or sell the asset; (3) how the asset will generate future economic benefits; (4) the availability of resources to complete the asset; and (5) the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Impairment of Non-Financial Assets

Property, plant and equipment

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiplies, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statement of income.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated to, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in the consolidated statement of income.

Investments in associates

We determine at each balance sheet date whether there is any objective evidence that our investments in associates are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the investments in associates and its carrying amount. The amount of impairment loss is recognized in the consolidated statement of income.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income. When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in the consolidated statement of income.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Knowledge processing solutions

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in the consolidated balance sheet. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service Revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investments in debt securities.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any plan asset recognized is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Share-Based Payment Transactions

Certain of our employees (including advisors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 23 – Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate. The consolidated statement of income credit or expense for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled awards are modified and the modification increases the fair value of the equity instruments granted, as measured immediately before and after the modification, the entity shall include the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Where an equity-settled award is cancelled with payment, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the counterparty are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in the consolidated statement of income for the year.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight line basis over the lease term.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each year. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and
(2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Deferred income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statement of income.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Events After the Balance Sheet Date

Post year-end events that provide additional information about our financial position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

New Accounting Standards, Interpretations, and Amendments to Existing Standards Effective Subsequent to December 31, 2008.

We will adopt the following standards and interpretations enumerated below when these become effective. Except as otherwise indicated, we do not expect the adoption of these new and amended PFRS and Philippine Interpretations to have significant impact on our consolidated financial statements.

Effective in 2009

PFRS 2, Share-based Payment - Vesting Condition and Cancellations. The standard has been revised to clarify the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires non-vesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation.

PFRS 8, Operating Segments. PFRS 8 will replace PAS 14, Segment Reporting, and adopts a full management approach to identifying, measuring and disclosing the results of an entity’s operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the consolidated balance sheet and consolidated statement of income and the Company will provide explanations and reconciliations of the differences. This standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party. We are still in the process of assessing the impact of this standard to our current manner of reporting segment information.

Amendments to PAS 1, Presentation of Financial Statements. These amendments introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with ‘other comprehensive income’. Entities may choose to present all items in one statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. These amendments also prescribe additional requirements in the presentation of the balance sheet and owner’s equity as well as additional disclosures to be included in the consolidated financial statements.

PAS 23, Borrowing Costs. The standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

Amendments to PAS 27, Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. These amendments prescribe changes in respect of the holding companies’ separate financial statements including (a) the deletion of ‘cost method’, making the distinction between pre- and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. We are still in the process of assessing the impact of this standard on our consolidated financial statements.

Amendment to PAS 32, Financial Instruments: Presentation and PAS 1 Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation. These amendments specify, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) The instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro rata share of the entity’s net assets; (b) The instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation; (c) All instruments in the subordinate class have identical features; (d) The instrument does not include any contractual obligation to pay cash or financial assets other than the holder’s right to a pro rata share of the entity’s net assets; and (e) The total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument.

Philippine Interpretation IFRIC 13, Customer Loyalty Programmes. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and realized in income over the period that the award credits are redeemed or expired. We are still in the process of assessing the impact of this standard on our consolidated financial statements.

Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation. This Interpretation provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of net investment; where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be reclassified to profit or loss from the foreign currency translation reserve on disposal of the net investment.

Improvements to PFRSs

In May 2008, the International Accounting Standards Board issued the first omnibus of amendments to certain standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard.

PFRS 5, Non-current Assets Held for Sale and Discontinued Operations. When a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

PAS 1, Presentation of Financial Statements. Assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

PAS 16, Property, Plant and Equipment. The amendment replaces the term ‘net selling price’ with ‘fair value less costs to sell’, to be consistent with PFRS 5 and PAS 36, Impairment of Asset. Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

PAS 19, Employee Benefits. Revises the definition of ‘past service costs’ to include reductions in benefits related to past services (‘negative past service costs’) and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment. Revises the definition of ‘return on plan assets’ to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. Revises the definition of ‘short-term’ and ‘other long-term’ employee benefits to focus on the point in time at which the liability is due to be settled. Deletes the reference to the recognition of contingent liabilities to ensure consistency with PAS 37, Provisions, Contingent Liabilities and Contingent Assets.

PAS 23, Borrowing Costs. Revises the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’, i.e., components of the interest expense calculated using the effective interest rate method.

PAS 28, Investment in Associates. If an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans will apply. An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

PAS 31, Interest in Joint ventures. If a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

PAS 36, Impairment of Assets. When discounted cash flows are used to estimate ‘fair value less cost to sell’, additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’.

PAS 38, Intangible Assets. Expenditure on advertising and promotional activities is recognized as an expense when the Group either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues. Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

PAS 39, Financial Instruments: Recognition and Measurement. Changes in circumstances relating to derivatives — specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications. When financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4 Insurance Contracts, this is a change in circumstance, not a reclassification. Removes the reference to a ‘segment’ when determining whether an instrument qualifies as a hedge. Requires use of the revised effective interest rate (rather than the original effective interest rate) when re-measuring a debt instrument on the cessation of fair value hedge accounting.

PAS 40, Investment Properties. Revises the scope (and the scope of PAS 16) to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

Effective in 2010

Revised PFRS 3, Business Combinations and PAS 27, Consolidated and Separate Financial Statements. The revised PFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as ‘minority interests’); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by revised PFRS 3 must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests. Revised PAS 27 must be applied retrospectively subject to certain exceptions. The revised standards will supersede the existing PAS 3 and PAS 27, respectively, effective July 1, 2009.

Amendment to PAS 39, Financial Instruments: Recognition and Measurement –Eligible hedged items. Amendment to PAS 39 will be effective on July 1, 2009, which addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

Effective in 2012

Philippine Interpretation IFRIC 15, Agreement for Construction of Real Estate. This Interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

3. Management’s Use of Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements within the next financial year are discussed below.

Determination of functional currency

The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. The functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand; and Singapore dollar for SCH, SGP and 3rd Brand.

Leases

We have various lease agreements as a lessee in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained by the lessor based on PAS 17, “Leases”, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php3,656 million, Php2,762 million and Php2,257 million for the years ended December 31, 2008, 2007 and 2006, respectively. Total finance lease obligations as at December 31, 2008 and 2007 amounted to Php70 million and Php496 million, respectively. See Note 18 – Interest-bearing Financial Liabilities, Note 24 – Contractual Obligations and Commercial Commitments and Note 26 – Financial Assets and Liabilities.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings. See Note 25 – Provisions and Contingencies.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php160,326 million and Php159,414 million as at December 31, 2008 and 2007, respectively. See Note 8 – Property, Plant and Equipment and Note 26 – Financial Assets and Liabilities.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of our investment properties as at December 31, 2008 and 2007 amounted to Php617 million and Php577 million, respectively. See Note 10 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated balance sheet. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to annual impairment test and amortization, respectively. See Note 11 – Goodwill and Intangible Assets. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.

Total carrying values of goodwill and intangible assets as at December 31, 2008 and 2007 amounted to Php10,450 million and Php11,721 million, respectively. See Note 11 – Goodwill and Intangible Assets and Note 26 – Financial Assets and Liabilities.

Realizability of deferred income tax assets

We reviewed the carrying amounts of deferred income tax assets at each balance sheet date and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, we have not recognized certain of our consolidated deferred income tax assets as at December 31, 2008 and 2007 amounting to Php545 million and Php1,122 million, respectively. Total consolidated net deferred income tax assets as at December 31, 2008 and 2007 amounted to Php9,605 million and Php13,757 million, respectively, while total consolidated net deferred income tax liabilities as at December 31, 2008 and 2007 amounted to Php1,288 million and Php2,155 million, respectively. See Note 4 – Segment Information,
Note 6 – Income Tax and Note 26 – Financial Assets and Liabilities.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total impairment provision for trade and receivables recognized in our consolidated statements of income amounted to Php1,079 million, Php417 million and Php736 million for the years ended December 31, 2008, 2007 and 2006, respectively. Trade and other receivables, net of impairment, amounted to Php15,909 million and Php12,645 million as at December 31, 2008 and 2007, respectively. See Note 5 – Income and Expenses, Note 14 – Trade and Other Receivables and Note 26 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete and unusable are written-off and charged as expense in the consolidated statement of income.

Total write-down of inventories and supplies recognized for the years ended December 31, 2008, 2007 and 2006 amounted to Php242 million, Php243 million and Php211 million, respectively. The carrying values of inventories and supplies amounted to Php2,069 million and Php1,167 million as of December 31, 2008 and 2007, respectively. See Note 5 – Income and Expenses and Note 15 – Inventories and Supplies.

Estimation of pension benefit costs and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 23 – Share-based Payments and Employee Benefits and include, among other things, discount rates, expected rates of return on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Total pension benefit costs amounted to Php725 million, Php1,773 million and Php1,003 million for the years ended December 31, 2008, 2007 and 2006, respectively. Unrecognized net actuarial loss as at December 31, 2008 amounted to Php1,126 million and unrecognized net actuarial gain as at December 31, 2007 amounted to Php1,344 million. The accrued benefit costs as at December 31, 2008 and 2007 amounted to Php2,623 million and Php2,985 million, respectively. See Note 5 – Income and Expenses and Note 23 – Share-based Payments and Employee Benefits.

Share-based payment transactions

Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year. The estimates and assumptions are described in Note 23 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as an expense for the years ended December 31, 2008, 2007 and 2006 amounted to Php1,281 million, Php1,448 million and Php3,150 million, respectively. As at December 31, 2008 and 2007, outstanding LTIP liability amounted to Php2,749 million and Php1,494 million, respectively. See Note 5 – Income and Expenses and Note 23 – Share-based Payments and Employee Benefits.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,100 million and Php952 million as at December 31, 2008 and 2007, respectively. See Note 8 – Property, Plant and Equipment and Note 19 – Deferred Credits and Other Noncurrent Liablities.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges (including provision for doubtful account receivables and write-down of inventories and supplies) for the years ended December 31, 2008, 2007 and 2006 amounted to Php4,180 million, Php1,317 million and Php2,766 million, respectively. See Note 4 – Segment Information, Note 5 – Income and Expenses and Note
11 – Goodwill and Other Intangible Assets.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, trade and other receivables and inventories and supplies are separately disclosed in Notes 8, 9, 11, 14 and 15, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

Determination of fair values of financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. See Note 26 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated statement of income and consolidated statement of changes in equity.

Total fair values of financial assets and liabilities as at December 31, 2008 amounted to Php59,463 million and Php119,717 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2007 amounted to Php46,661 million and Php111,086 million, respectively. See Note 26 – Financial Assets and Liabilities.

4. Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and to assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart, Piltel, and CURE, SBI and Airborne Access, our wireless broadband providers, Wolfpac, our wireless content operator, and Mabuhay Satellite and ACeS Philippines, our wireless broadband satellite and other service operators;

•         Fixed Line – fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Maratel, Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), BCC, PLDT Global and SNMI, which together account for approximately 2% of our consolidated fixed line subscribers; and

•         ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT; customer interaction services (formerly referred to as call center business) provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; knowledge processing solutions services (formerly referred to as business process outsourcing) provided through the SPi Group; and internet access and online gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, netGames and Level Up!.

Transfer prices between business segments are set on terms similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated upon consolidation.

The majority of our revenues is derived from our operations within the Philippines.

The segment assets and liabilities, results of operations and cash flows of our reportable business segments as at and for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in million pesos)

As at and for the year ended December 31, 2008
Revenues
Service revenues	93,593	49,266	10,417	(10,403)	142,873
External party	93,106	40,316	9,451	–	142,873
Inter-segment transactions	487	8,950	966	(10,403)	–
Non-service revenues (Note 5)	2,004	420	566	(281)	2,709
External party	2,004	420	285	–	2,709
Inter-segment transactions	–	–	281	(281)	–
Segment income	95,597	49,686	10,983	(10,684)	145,582

Result
Income (loss) before income tax	45,368	11,477	(2,285)	(69)	54,491
Provision for (benefit from) income tax (Note 6)	16,035	3,257	(99)	–	19,193
Net income for the year	29,333	8,220	(2,186)	(69)	35,298

Assets and liabilities
Segment assets	112,162	189,377	15,963	(75,723)	241,779
Investment in associates and joint ventures (Note 9)	531	–	643	–	1,174
Deferred income tax assets (Note 6)	251	9,131	223	–	9,605
Total assets	112,944	198,508	16,829	(75,723)	252,558

Segment liabilities	67,656	89,636	4,222	(17,213)	144,301
Deferred income tax liabilities (Note 6)	911	–	377	–	1,288
Total liabilities	68,567	89,636	4,599	(17,213)	145,589

Cash flows
Net cash provided by (used in):
Operating activities	42,780	33,794	1,752	(24)	78,302
Investing activities	(10,381)	18,882	(1,290)	(24,225)	(17,014)
Financing activities	(21,688)	(47,937)	(88)	24,249	(45,464)

Other segment information
Capital expenditures	16,728	7,651	824	–	25,203
Depreciation and amortization (Note 8)	11,975	11,901	833	–	24,709
Interest on loans and related items – net (Note 5)	1,248	3,802	33	–	5,083
Provisions	897	1	–	–	898
Asset impairment (Notes 5, 8, 9, 11, 13, 14 and 15)	1,006	888	2,286	–	4,180
Equity share in net losses (gains) of associates and joint ventures (Note 9)	119	74	(17)	–	176

As at and for the year ended December 31, 2007
Revenues and Other Income
Service revenues	86,499	48,551	10,055	(9,627)	135,478
External party	86,067	39,836	9,575	–	135,478
Inter-segment transactions	432	8,715	480	(9,627)	–
Non-service revenues (Note 5)	2,054	281	267	(122)	2,480
External party	2,054	281	145	–	2,480
Inter-segment transactions	–	–	122	(122)	–
Segment income	88,553	48,832	10,322	(9,749)	137,958

Result
Income (loss) before income tax	45,731	7,668	(211)	69	53,257
Provision for (benefit from) income tax (Note 6)	15,001	2,395	(117)	–	17,279
Net income for the year	30,730	5,273	(94)	69	35,978

Assets and liabilities
Segment assets	89,984	180,529	17,663	(63,126)	225,050
Investment in associates and joint ventures (Note 9)	724	–	627	–	1,351
Deferred income tax assets (Note 6)	1,640	12,040	77	–	13,757
Total assets	92,348	192,569	18,367	(63,126)	240,158

Segment liabilities	50,573	78,323	5,697	(9,101)	125,492
Deferred income tax liabilities (Note 6)	1,660	–	495	–	2,155
Total liabilities	52,233	78,323	6,192	(9,101)	127,647

Cash flows
Net cash provided by (used in):
Operating activities	49,616	25,274	2,529	(1)	77,418
Investing activities	(19,915)	26,092	(2,687)	(34,809)	(31,319)
Financing activities	(34,635)	(45,385)	391	34,810	(44,819)

Other segment information
Capital expenditures	14,259	9,886	679	–	24,824
Depreciation and amortization (Note 8)	12,202	15,477	934	–	28,613
Interest on loans and related items – net (Note 5)	1,393	4,288	33	–	5,714
Provisions	–	666	–	–	666
Asset impairment (Notes 5, 8, 9, 11, 13, 14 and 15)	563	43	711	–	1,317
Equity share in net losses of associates and joint ventures (Note 9)	–	–	11	–	11

As at and for the year ended December 31, 2006
Revenues and Other Income
Service revenues	78,383	49,176	6,337	(8,920)	124,976
External party	77,820	41,300	5,856	–	124,976
Inter-segment transactions	563	7,876	481	(8,920)	–
Non-service revenues (Note 5)	2,457	79	553	(122)	2,967
External party	2,457	79	431	–	2,967
Inter-segment transactions	–	–	122	(122)	–
Segment income	80,840	49,255	6,890	(9,042)	127,943

Result
Income (loss) before income tax	36,854	5,726	(349)	–	42,231
Provision for (benefit from) income tax (Note 6)	6,478	449	(37)	–	6,890
Net income for the year	30,376	5,277	(312)	–	35,341

Assets and liabilities
Segment assets	86,905	184,095	16,795	(66,197)	221,598
Investment in associates and joint ventures (Note 9)	–	–	636	–	636
Deferred income tax assets (Note 6)	4,991	14,834	59	–	19,884
Total assets	91,896	198,929	17,490	(66,197)	242,118

Segment liabilities	48,751	91,874	3,396	(6,372)	137,649
Deferred income tax liabilities (Note 6)	6	–	396	–	402
Total liabilities	48,757	91,874	3,792	(6,372)	138,051

Cash flows
Net cash provided by (used in):
Operating activities	37,285	30,425	1,501	–	69,211
Investing activities	(15,855)	7,051	(11,708)	(15,278)	(35,790)
Financing activities	(30,438)	(41,264)	10,524	15,278	(45,900)

Other segment information
Capital expenditures	10,490	9,052	1,132	–	20,674
Depreciation and amortization (Note 8)	10,752	20,406	711	–	31,869
Interest on loans and related items – net (Note 5)	1,386	5,953	20	–	7,359
Provisions	–	38	–	–	38
Asset impairment (Notes 5, 8, 9, 11, 13, 14 and 15)	2,220	54	492	–	2,766
Equity share in net losses of associates and joint ventures (Note 9)	–	–	52	–	52

5. Income and Expenses

Non-service Revenues

	2008	2007	2006
	(in million pesos)
Sale of computers, cellular handsets and cellular SIM-packs	2,424	2,335	2,536
Point-product sales	285	145	431
	2,709	2,480	2,967

Compensation and Employee Benefits

	2008	2007	2006
	(in million pesos)
Salaries and other employee benefits	18,286	16,645	13,761
Incentive plans (Notes 3 and 23)	1,281	1,448	3,150
Pension benefit costs (Notes 3 and 23)	725	1,773	1,003
Manpower rightsizing program, or MRP	417	604	445
	20,709	20,470	18,359

Over the past years, PLDT has been implementing its MRP in line with its continuing effort to reduce the cost base of its fixed line business. The total MRP cost charged to operations for the years ended December 31, 2008, 2007 and 2006 amounted to Php417 million, Php604 million and Php445 million, respectively. The decision to implement the MRP was anchored on the challenges faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

	2008	2007	2006
	(in million pesos)
Cost of computers, cellular handsets and cellular SIM-packs sold	4,573	4,713	4,851
Cost of point-product sales	511	254	575
Cost of satellite air time and terminal units (Notes 22 and 24)	168	160	199
	5,252	5,127	5,625

Asset Impairment

	2008	2007	2006
	(in million pesos)
Goodwill and intangible assets (Note 11)	2,450	1,244	50
Trade and other receivables (Notes 3 and 14)	1,079	417	736
Investments in associates and joint ventures	282	–	–
Inventories and supplies (Notes 3 and 15)	242	243	211
Property, plant and equipment (Note 8)	104	–	1,402
Reversal of impairment in investment in debt securities (Notes 9 and 13)	–	(616)	–
Notes receivable	–	–	346
Other assets	23	29	21
	4,180	1,317	2,766

Interest Income

	2008	2007	2006
	(in million pesos)
Interest income on other loans and receivables	1,545	1,270	1,404
Interest income on assets held-to-maturity (Note 13)	65	9	–
Interest income on fair value through profit or loss (Note 13)	58	224	250
	1,668	1,503	1,654

Financing Costs – net

	2008	2007	2006
	(in million pesos)
Interest on loans and other related items (Notes 18 and 26)	5,861	6,256	7,908
Accretion on financial liabilities – net (Notes 18 and 26)	956	1,161	3,314
Financing charges (Note 26)	61	196	51
Dividends on preferred stock subject to mandatory redemption (Notes 7 and 18)	4	17	130
Capitalized interest (Note 8)	(778)	(542)	(549)
	6,104	7,088	10,854

Interest expense for short-term borrowings for the years ended December 31, 2008, 2007 and 2006 amounted to Php29 million, Php32 million and Php10 million, respectively.

Other Income

	2008	2007	2006
	(in million pesos)
Gain on disposal of property, plant and equipment (Note 8)	534	527	158
Gain on reversal of provision for onerous contracts (Notes 22 and 24)	–	–	3,529
Miscellaneous income	1,131	2,892	1,792
	1,665	3,419	5,479

6. Income Tax

The net components of consolidated deferred income tax assets (liabilities) recognized in the consolidated balance sheets are as follows:

	2008	2007
	(in million pesos)
Net assets	9,605	13,757
Net liabilities	(1,288)	(2,155)

The components of the consolidated net deferred income tax assets (liabilities) are as follows:

	2008	2007
	(in million pesos)
Net assets:
Unearned revenues	4,389	1,789
Accumulated provision for doubtful accounts	3,005	3,428
Unrealized foreign exchange losses	2,088	544
Pension and other employee benefits	1,147	1,096
Unamortized past service pension costs	959	985
MCIT	770	645
Derivative financial instruments	540	2,308
Provisions for impaired assets	533	494
Accumulated write-down of inventories to net realizable values	270	224
Net operating loss carryover, or NOLCO	22	6,055
Capitalized taxes and duties – net of amortization	(306)	(376)
Capitalized foreign exchange differential	(627)	(783)
Undepreciated capitalized interest charges	(3,230)	(3,572)
Fixed asset impairment	–	824
Others	45	96
	9,605	13,757

Net liabilities:
Unearned revenues	898	825
Pension and other employee benefits	384	217
Asset retirement obligation – net of undepreciated capitalized asset	329	332
Accumulated provision for doubtful accounts	223	304
Provisions for impaired assets	210	348
Intangible assets and fair value adjustments on assets acquired	(616)	(736)
Undepreciated capitalized interest charges	(679)	(718)
Unrealized foreign exchange gains	(782)	(1,613)
Gain on debt exchange and debt restructuring transactions	(1,197)	(1,228)
Others	(58)	114
	(1,288)	(2,155)

Provision for corporate income tax consists of:

	2008	2007	2006
	(in million pesos)
Current	16,358	10,773	10,035
Deferred	2,835	6,506	(3,145)
	19,193	17,279	6,890

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	2008	2007	2006
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	19,072	18,640	14,781
Tax effects of:
Loss (income) subject to lower tax rate	1,373	(1,591)	154
Non-deductible expenses	724	333	751
Equity share in net loss of associates and joint ventures	62	3	18
Income subject to final tax	(616)	(509)	(550)
Net movement in unrecognized deferred income tax assets	(576)	823	(5,889)
Income not subject to tax	(846)	(420)	(2,375)
Actual provision for corporate income tax (Note 4)	19,193	17,279	6,890

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year income tax holiday, or ITH, for its new data center facility from the earlier of January 2007 and the actual start of commercial operations. ePLDT started commercial operations of its new data center facility in February 2007.

On August 13, 2007, ePLDT received approval from the Philippine Economic Zone Authority, or PEZA, to declare the Vitro Data Center Building as a PEZA-registered IT Building EcoZone facility enabling prospective clients to apply for fiscal incentives should they qualify as a PEZA-registered entity. However, ePLDT as a developer and operator of Vitro Data Center Building is not entitled to PEZA incentives under R.A. No. 7916, or R.A. 7916, otherwise known as “The Special Economic Zone Act of 1995”, as amended by Republic Act No. 8748, or R.A. 8748.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration. Parlance obtained a one-year extension with the BOI starting June 1, 2008 until May 31, 2009.

Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a customer interaction services that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of its commercial operations, effectively extending the ITH to end of March 2006. On June 30, 2006, PEZA approved Vocativ’s ITH extension for another year until April 2007. On September 3, 2007, PEZA again approved Vocativ’s ITH extension for another year which expired in March 2008. Vocativ is now subject to special income tax rate of 5% gross income tax.

Ventus and two of its customer interaction projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their registrations, Ventus, Ventus Iloilo and Pasig customer interaction projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 for Ventus and Ventus Iloilo customer interaction projects and August 2006 for Ventus Pasig customer interaction project. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees are entitled to an ITH for a period of four years beginning December 2002. In December 2006, the BOI approved Digital Paradise’s application for a status upgrade from non-pioneer to pioneer, accordingly extending the ITH until end of November 2008. Digital Paradise is now subject to regular corporate income tax on taxable income or MCIT on total gross income, whichever is higher.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four years or six years and expired on January 2009. Level Up! is now subject to regular corporate income tax on taxable income or MCIT on total gross income, whichever is higher.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered PEZA enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years starting from June 2002. After the ITH period, SPi is liable for a final tax, in lieu of all taxes. The final tax is computed at 5% of gross income, in lieu of all taxes, less allowable deductions as defined under R.A. 7916 and will be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new IT Service Firm in the field of an Application Service Provider. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10,000 to one direct labor employee, as provided under Article 39 of Executive Order, or E.O. 226. The approved bonus year is for the period from February 13, 2008 to February 12, 2009. After the ITH period, Wolfpac is subject to 30% regular corporate income tax on taxable income or 2% MCIT on total gross income, whichever is higher.

SBI has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at December 31, 2008, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive which will expire in July 2011. The ITH incentive of the first two registered activities expired in February 2007 and August 2007, respectively. SBI is now subject to regular corporate income tax on taxable income or MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with the BOI is subject to the regular corporate income tax rate enacted as at the balance sheet date.

Consolidated tax incentives that we availed for the years ended December 31, 2008, 2007 and 2006 amounted to Php1,763 million, Php766 million and Php142 million, respectively.

On May 24, 2005, the President of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

a. The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased from 32% to 35% effective November 1, 2005 and reduced to 30% effective January 1, 2009;

b.       The VAT rate increased from 10% to 12% effective February 1, 2006; and

c. The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds Php1 million.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. The breakdown of our consolidated unrecognized deferred income tax assets as at December 31, 2008 and 2007 are as follows:

	2008	2007
	(in million pesos)
NOLCO	275	5
Accumulated provision for doubtful accounts	126	76
Fixed asset impairment	72	10
Accumulated write-down of inventories to net realizable values	34	33
Unearned revenues	18	–
Unrealized foreign exchange losses	17	12
Provisions for other assets	2	3
MCIT	1	983
	545	1,122

The breakdown of our consolidated excess MCIT as at December 31, 2008 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2008	2011	4
2007	2010	641
2006	2009	126
		771

Unrecognized deferred income tax assets from MCIT as at December 31, 2008		(1)
Recognized deferred income tax asset		770

The breakdown of our consolidated unutilized NOLCO as at December 31, 2008 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2008	2011	54
2007	2010	931
2006	2009	–
		985

Tax benefit from NOLCO		297
Unrecognized deferred income tax assets from NOLCO as at December 31, 2008		(275)
Recognized deferred income tax asset		22

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	2008		2007		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT for the year	34,635	34,635	36,004	36,004	35,138	35,138
Dividends on convertible preferred shares	(455)	(455)	(457)	(457)	(455)	(455)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year	–	–	–	17	–	–
Accretion of preferred stock subject to mandatory redemption	–	–	–	131	–	–
Foreign exchange gains on preferred stock subject to mandatory redemption (Notes 18 and 24)	–	–	–	(182)	–	–
Consolidated net income attributable to common equity holders of PLDT	34,180	34,180	35,547	35,513	34,683	34,683

	(in thousands, except per share amounts)

Outstanding common shares at beginning of year	188,741	188,741	188,435	188,435	180,789	180,789
Effect of issuance of common shares during the year	542	542	221	221	3,667	3,667
Average incremental number of shares under ESOP during the year	–	13	–	38	–	98
Effect of purchase of treasury stock during the year	(1,120)	(1,120)	–	–	–	–
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series VI (Note 18 and 24)	–	–	–	680	–	–
Weighted average number of common shares for the year	188,163	188,176	188,656	189,374	184,456	184,554
Earnings per share for the year attributable to common equity holders of PLDT	Php181.65	Php181.64	Php188.42	Php187.53	Php188.03	Php187.93

Basic EPS is calculated by dividing the consolidated net income for the year attributable to common equity shareholders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

When required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS, then such convertible preferred shares are deemed dilutive. As such, the diluted EPS is calculated by dividing the consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Series VI Convertible Preferred Stocks in 2007 was deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under ESOP and treasury shares, and compared against the basic EPS. Since the amount of dividends on the Series A to HH and Series V Convertible Preferred Stocks in 2007 and Series A to HH, Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock in 2008 and 2006 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stocks were deemed anti-dilutive.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. As at December 31, 2008, we have acquired and paid a total of 1,972,290 shares of PLDT’s common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million in accordance with the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the year ended December 31, 2008. See Note 17 – Equity and Note 26 – Financial Assets and Liabilities for further discussion.

Dividends Declared For The Year Ended December 31, 2008

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Preferred Stock Subject to Mandatory Redemption
Series V	March 4, 2008	March 20, 2008	April 15, 2008	Php4.675	–
	**May 6, 2008	June 4, 2008	June 23, 2008	0.051944 per day	–
	June 10, 2008	June 26, 2008	July 15, 2008	4.675	–
	August 26, 2008	September 25, 2008	October 15, 2008	4.675	–
	December 9, 2008	December 24, 2008	January 15, 2009	4.675	–
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$0.09925	2
	**May 6, 2008	June 4, 2008	June 23, 2008	0.001103 per day	1
	June 10, 2008	June 26, 2008	July 15, 2008	0.09925	–
	August 26, 2008	September 25, 2008	October 15, 2008	0.09925	–
	December 9, 2008	December 24, 2008	January 15, 2009	0.09925	–
Charged to income					3

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008	Php1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008	1.00	3
Series EE	March 25, 2008	April 24, 2008	May 30, 2008	1.00	–
Series A, I, R, W, AA and BB	July 8, 2008	August 1, 2008	August 29, 2008	1.00	128
Series B, F, Q, V and Z	August 5, 2008	September 3, 2008	September 30, 2008	1.00	90
Series E, K, O and U	August 26, 2008	September 25, 2008	October 31, 2008	1.00	44
Series C, D, J, T and X	September 30, 2008	October 30, 2008	November 28, 2008	1.00	57
Series G, N, P and S	November 4, 2008	December 4, 2008	December 29, 2008	1.00	26
Series H, L, M and Y	December 9, 2008	January 2, 2009	January 30, 2009	1.00	41
					406

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2008	February 22, 2008	March 15, 2008	Php–	12
	May 6, 2008	May 23, 2008	June 15, 2008	–	12
	July 8, 2008	August 7, 2008	September 15, 2008	–	13
	November 4, 2008	November 21, 2008	December 15, 2008	–	13
					50

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008	Php68.00	12,853
	August 5, 2008	August 22, 2008	September 22, 2008	70.00	13,140
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008	56.00	10,585
					36,578
Charged to retained earnings					37,034

* Dividends are declared based on total amount paid up.

** Only the holders of Series V and VI Convertible Preferred Stock whose shares were originally issued on June 4, 2001 and mandatorily converted on June 5, 2008 shall be entitled to this final dividend.

Dividends Declared After December 31, 2008

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2009	February 20, 2009	March 15, 2009	Php–	12

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php1.00	2
Series DD	January 27, 2009	February 13, 2009	February 27, 2009	1.00	17
					19
Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php70.00	13,124
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009	60.00	11,249
					24,373
					24,404

* Dividends are declared based on total amount paid up.

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2006
Cost	112,621	84,604	64,423	20,376	31,039	9,834	9,140	2,684	12,686	347,407
Accumulated depreciation and amortization	(46,594)	(58,292)	(32,889)	(6,235)	(25,461)	(7,678)	(5,800)	(268)	–	(183,217)
Net book value	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190

Year Ended December 31, 2007
Net book value at beginning of year	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190
Additions/Transfers – net	4,769	2,254	3,018	408	1,811	–	1,633	1	10,914	24,808
Disposals/Retirements	(183)	(55)	(75)	(11)	(45)	–	–	(41)	(31)	(441)
Translation differences charged directly to cumulative translation adjustments	–	5	–	(77)	(103)	(495)	–	(84)	–	(754)
Acquisition through business combination	–	99	–	18	146	–	(32)	–	(7)	224
Reclassifications	894	3	4,923	31	888	–	(1,709)	–	(5,030)	–
Depreciation and amortization (Note 4)	(8,449)	(6,063)	(7,530)	(1,138)	(3,426)	(556)	(1,448)	(3)	–	(28,613)
Net book value at end of year (Note 3)	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Year Ended December 31, 2008
Net book value at beginning of year	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414
Additions/Transfers – net	3,521	2,304	8,542	874	3,343	–	302	25	6,747	25,658
Disposals/Retirements	(52)	(58)	(108)	(104)	(77)	–	–	(59)	(32)	(490)
Translation differences charged directly to cumulative translation adjustments	–	280	–	(274)	118	338	–	–	–	462
Acquisition through business combination	22	–	50	14	29	–	–	–	–	115
Impairment losses recognized during the year (Note 5)	–	(19)	–	–	(85)	–	–	–	–	(104)
Reclassifications	99	(273)	–	69	98	–	–		(13)	(20)
Depreciation and amortization (Note 4)	(9,048)	(3,871)	(7,544)	(1,084)	(2,201)	(537)	(423)	(1)	–	(24,709)
Net book value at end of year (Note 3)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

At December 31, 2008
Cost	115,980	83,562	76,229	21,040	34,816	9,581	8,251	2,527	25,234	377,220
Accumulated depreciation and amortization	(58,380)	(62,644)	(43,419)	(8,173)	(28,742)	(8,675)	(6,588)	(273)	–	(216,894)
Net book value (Note 3)	57,600	20,918	32,810	12,867	6,074	906	1,663	2,254	25,234	160,326

Substantially, all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 18 – Interest-bearing Financial Liabilities.

Interest, using an average capitalization rate of 8%, and net foreign exchange losses capitalized to property, plant and equipment that qualified as borrowing costs for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	(in million pesos)
Interest (Note 5)	778	542	549
Foreign exchange losses – net	385	63	521

As at December 31, 2008 and 2007, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,445 million and Php2,533 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	10 – 20 years
Cable and wire facilities	10 – 15 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Cellular facilities	3 – 10 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 5 years

Property, plant and equipment include the net carrying value of vehicle, furniture and other network equipment under capitalized leases amounting to Php51 million and Php102 million as at December 31, 2008 and 2007, respectively.

The following table summarizes all changes to the liabilities on asset retirement obligations as at December 31, 2008 and 2007:

	2008	2007
	(in million pesos)
Asset retirement obligations at beginning of year	952	831
Accretion expenses	85	81
Additional liability recognized during the year (Note 27)	70	48
Settlement of obligations	(7)	(8)
Asset retirement obligations at end of year (Notes 3 and 19)	1,100	952

SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco

On February 7, 2008, SBI completed the acquisition of the Cluster 3 Local Exchange Carrier, or LEC, assets of Cruztelco, a telecommunications company operating in key parts of Visayas, Mindanao and some parts of Luzon. The Cluster 3 LEC assets are located in Mindanao specifically in the provinces of Surigao del Norte, Agusan del Norte, Agusan del Sur, Davao del Norte and Misamis Oriental. SBI and Cruztelco signed a Conditional Sale Agreement on September 6, 2007 whereby Cruztelco agreed to sell to SBI its Cluster 3 LEC assets at a price of Php371 million, conditional on the approval by the NTC, which was obtained on January 21, 2008.

Asset Impairment Review

In 2006, management determined that due to Mabuhay Satellite’s difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business, the transponders on the Agila 2 satellite were considered impaired. This impairment review was based on the net present value of future cash flows from the continued use of this asset group using the discount factor of 10% as applied on cash flow projections from 2008 until 2010. An impairment loss of Php1,391 million was charged to the carrying value of the satellite as at December 31, 2006 and included in the accumulated depreciation and amortization account in the consolidated balance sheet as at December 31, 2006. In 2008 and 2007, we performed an impairment review on Mabuhay Satellite’s Agila 2 transponders and no additional impairment was recognized.

Wholesale Transponder Lease Agreement between Mabuhay Satellite, ProtoStar Ltd., or ProtoStar, and ProtoStar III Ltd., or ProtoStar III

On September 16, 2008, Mabuhay Satellite entered into a wholesale transponder lease agreement with ProtoStar and ProtoStar III, wherein the parties agreed that Mabuhay Satellite shall, subject to fulfillment of certain closing conditions, lease to ProtoStar III’s Subic Bay branch (“ProtoStar III Branch”) the transponders on the Agila 2 satellite and assign, transfer and convey to the ProtoStar III Branch the customer contracts, and ProtoStar III will purchase for the benefit of the ProtoStar III Branch the ground facilities and equipment, the real property leases, the Agila 2 satellite and all other assets of Mabuhay Satellite relating to the business for a consideration of 32,490,975 Series C Preferred Shares of ProtoStar with a par value of US$0.001 per share, full settlement of amounts due under the Omnibus Credit and Security Agreement and a one time payment on the closing date of US$1.4 million. The lease period of the transponders would be from closing date, as defined in the agreement, to the earlier of the end of life of the Agila 2 satellite or to the date when Mabuhay Satellite assigns, transfers and conveys to the ProtoStar III Branch all of its rights, title and interest in the Agila 2 satellite pursuant to certain conditions.

As of December 31, 2008, Mabuhay Satellite has yet to obtain the necessary consent of its lenders, as closing condition of the agreement. Thus, we did not reclassify the assets and liabilities identified under the agreement as held for sale as required under PFRS 5 in our consolidated financial statements. Mabuhay Satellite and ProtoStar III are continuing to work on closing the transaction within the first quarter of 2009.

9. Investments in Associates and Joint Ventures

This account consists of:

	2008	2007
	(in million pesos)
ACeS International Limited	1,896	1,896
Mabuhay Space Holdings Limited	910	791
Blue Ocean Wireless	724	724
Philweb Corporation	712	712
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
PLDT Italy S.r.l.	1	–
	4,346	4,226
Less accumulated impairment losses and equity share in net losses of associates and joint ventures	3,172	2,875
	1,174	1,351

Movements in the accumulated equity share in net losses of associates and joint ventures are as follows:

	2008	2007
	(in million pesos)
Balance at beginning of year	93	82
Equity share in net losses of associates and joint ventures for the year	176	11
Balance at end of year	269	93

Movements in the accumulated impairment losses are as follows:

	2008	2007
	(in million pesos)
Balance at beginning of year	2,782	2,930
Impairment for the year	282	–
Translation adjustments	(161)	(148)
Balance at end of year	2,903	2,782

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at December 31, 2008, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision in respect of our investment in AIL.

See Note 22 – Related Party Transactions and Note 24 – Contractual Obligations and Commercial Commitments for further details as to the contractual relationships in respect of AIL.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila II Satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L an amount of US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, in the event of liquidation, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004.

Investment of Smart in Blue Ocean Wireless, or BOW

As at December 31, 2008, Smart (through its subsidiary, SCH) had shareholdings of 380,844 shares representing 28% of the total issued and outstanding shares of BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The total acquisition cost for Smart’s investment in BOW amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash in August 2007 and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement and was accepted by BOW in March 2008. BOW provides GSM network at sea through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. The portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the consolidated balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at the end of December 2008, Philweb offers Internet Sports Betting in over 200 PAGCOR Internet Sports Betting Stations and over 120 Internet Casino Stations nationwide. As at December 31, 2008 and 2007, the market value of ePLDT’s investments in Philweb, based on quoted price, amounted to Php928 million and Php1,492 million, respectively.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade engages in the business of providing (a) a business-to-business electronic marketplace to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) online bidding services for negotiating typically large value and volume transactions over the internet; (d) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; (e) information technology services, including contact center operations, software development, business process outsourcing, internal access and e-commerce services, back office processing and system integration; and (f) facilitating services incidental to the business. BayanTrade was incorporated initially an e-procurement joint venture established with six of the Philippines’ leading conglomerates. It is now the leading authorized software reseller in the Philippines of Global ERP software. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe. ePLDT currently owns 45.11% of the outstanding capital stock of BayanTrade, out of which 34.31% were acquired under the rights offering that was completed in January 2009. ePLDT has outstanding bonus warrants which entitles ePLDT to purchase 2,397,307 common shares at a price of Php1.00 per share at any time on or before August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

ePLDT entered into a joint venture agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

Investment of PLDT Global in PLDT Italy S.r.l., or PLDT Italy

On March 12, 2008, PLDT Global entered into a Co-Operating Agreement with Hutchison Global Communications Limited, or HGC, wherein both parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy, a company incorporated under the laws of Italy. Under the terms of the agreement, the aggregate amount of funding to be contributed by PLDT Global and HGC to PLDT Italy, in equal proportions, has been capped at €7.0 million. PLDT Global and HGC agree to share equally the profit and loss from the operations of PLDT Italy.

Summarized Financial Information of Equity Investees and Joint Ventures

The following table presents the summarized financial information of our investments in associates and joint ventures in conformity with PFRS for equity investees for which we have significant influence as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

	2008	2007
	(in million pesos)
Consolidated Balance Sheets:
Noncurrent assets	1,629	1,383
Current assets	1,278	1,084
Capital deficiency	(9,190)	(8,340)
Noncurrent liabilities	11,167	10,162
Current liabilities	930	645

	2008	2007	2006
	(in million pesos)
Consolidated Statements of Income:
Revenues	747	863	1,185
Expenses	665	525	1,057
Net loss	67	159	421

10. Investment Properties

	2008	2007
	(in million pesos)
Balance at beginning of year	577	587
Net gain from fair value adjustments	59	3
Disposals	(19)	(13)
Balance at end of year (Notes 3 and 26)	617	577

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by Asian Appraisal Company, Inc., an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s-length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

11. Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	2008			2007
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of year	10,879	3,821	14,700	10,137	3,456	13,593
Translation adjustments	1,312	209	1,521	(1,489)	(242)	(1,731)
Additions during the year	261	83	344	2,231	607	2,838
Reclassifications	–	52	52	–	–	–
Adjustments during the year	(163)	–	(163)	–	–	–
Balance at end of year	12,289	4,165	16,454	10,879	3,821	14,700

Accumulated amortization and impairment:
Balance at beginning of year	1,629	1,350	2,979	438	941	1,379
Impairment during the year (Note 5)	2,026	424	2,450	1,191	53	1,244
Amortization during the year	–	377	377	–	390	390
Translation adjustments	144	51	195	–	(34)	(34)
Reclassifications	–	3	3	–	–	–
Balance at end of year	3,799	2,205	6,004	1,629	1,350	2,979
Net balance at end of year (Notes 3 and 26)	8,490	1,960	10,450	9,250	2,471	11,721

2008 Acquisitions

ePLDT’s Acquisition of Minority Interest in Airborne Access

On March 24, 2008, ePLDT acquired additional shares from the minority stockholders of Airborne Access thereby increasing its 51% ownership interest to 99.4%. Cash consideration of Php1 million was paid and goodwill amounting to Php13 million was recognized representing difference between consideration and the book value of the interest acquired.

Smart’s Acquisition of PHC, FHI and CURE

On April 28, 2008, Smart acquired outstanding capital stock of PHC and FHI, which collectively own 100% of CURE for a total consideration of Php420 million. Smart initially recorded the assets and liabilities of PHC, FHI and CURE at net book values and recognized goodwill of Php248 million provisionally for the difference between Smart’s acquisition cost and the net book value of the assets and liabilities acquired. The fair value adjustment at the date of acquisition was provisional as we had sought an independent valuation to establish the fair values of acquired assets and liabilities of PHC, FHI and CURE including intangible assets existing at the date of the acquisition.

The purchase price consideration has been allocated to the assets and liabilities on the basis of provisional values at the time of acquisition. The provisional values of the identifiable acquired assets and liabilities of PHC, FHI and CURE as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value	Provisional Value Recognized on Acquisition
	(in million pesos)
Assets:
Property, plant and equipment – net	115	115
Investments in associates and joint ventures	6	6
Goodwill	–	248
Other noncurrent assets	4	4
Cash and cash equivalents	52	52
Other current assets	78	78
	255	503
Liabilities:
Accounts payable	82	82
Accrued expenses and other current liabilities	1	1
	83	83
Net assets acquired	172	420

Our consolidated revenues would have increased by Php2 million while our consolidated net income would have decreased by Php124 million for the year ended December 31, 2008 had the acquisition of PHC, FHI and CURE actually taken place on January 1, 2008. Total net loss of PHC, FHI and CURE included in our 2008 consolidated statement of income from the time of acquisition until December 31, 2008 amounted to Php179 million.

2007 Acquisitions

SPi’s Acquisition of Springfield Service Corporation, or Springfield

On April 12, 2007, SPi acquired, through a wholly-owned U.S. subsidiary, a 100% equity interest in Springfield for an aggregate purchase price of US$35 million, or Php1,664 million, plus possible future earn-out payments with an aggregate fair value at acquisition date of US$18 million, or Php855 million. As at the date of the acquisition, the net cash outflow related to the acquisition was US$35 million, or Php1,664 million, representing a cash payment of US$34 million, or Php1,616 million, net of cash acquired from Springfield of US$1 million, or Php48 million, and incidental costs amounted to US$1.3 million, or Php63 million. The total purchase price consideration including the fair value of possible future earn-out payments at the acquisition date amounted to US$53 million, or Php2,520 million, inclusive of other net debt adjustments totaling US$8 million, or Php380 million. As at December 31, 2008, the revised fair value of possible future earn-out payments, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$15 million, or Php721 million. See Note 19 – Deferred Credits and Other Noncurrent Liabilities and Note 21 – Accrued Expenses and Other Current Liabilities.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Springfield as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value		Fair Value Recognized on Acquisition
	In U.S. Dollar	Php(1)	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment	3	143	3	143
Goodwill	–	–	45	2,139
Intangible assets	7	333	8	380
Cash and cash equivalents	1	48	1	48
Trade and other receivables	3	143	3	143
	14	667	60	2,853
Liabilities:
Deferred income tax liabilities	1	48	4	190
Noncurrent liabilities	–	–	1	48
Accounts payable and other current liabilities	10	475	2	95
	11	523	7	333
Net assets acquired	3	144	53	2,520

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.536 to US$1.00.

Springfield was accounted for in our consolidated financial statements using the purchase price method of accounting, which resulted in goodwill amounting to Php2,139 million on April 12, 2007. Goodwill pertains to the assembled workforce of Springfield and other unidentified intangible assets that did not qualify as intangible assets under PAS 38.

Intangible assets pertaining to Springfield customer relationship was determined at Php380 million with an estimated useful life of seven years. Intangible assets was valued by American Appraisal China, Limited, an independent appraiser, based on multiple excess earnings approach using a discount rate of 15%.

Our consolidated revenues would have increased by Php333 million while our consolidated net income would have decreased by Php11 million for the year ended December 31, 2007 if the acquisition of Springfield had actually taken place on January 1, 2007. Total net income of Springfield included in our 2007 consolidated statement of income from the time of acquisition until December 31, 2007 amounted to Php164 million.

Smart’s Investment in 3rd Brand

In 2007, Smart recognized intangible assets for technology and license costs in 3rd Brand amounting to US$4 million, or Php172 million, for an Internet Protocol, or IP, communication platform that enables quality peer to peer Voice-Over-IP calls from mobile phones using IP networks. The technology and license costs were estimated to have a useful life of three years. Additional costs of Php29 million were incurred and charged to intangible assets in 2008. In its impairment review for 2008, Smart determined that the future cash flows expected from the service making use of the IP communication platform will not be sufficient to cover the technology and license costs booked as intangible assets for the IP communication platform. Consequently, Smart recognized impairment losses amounting to Php201 million, reducing the intangible assets in 3rd Brand to zero as at December 31, 2008. As at December 31, 2007, intangible assets in 3rd Brand amounted to Php172 million.

Smart’s Supply Agreement with THISS Technologies Pte. Ltd., or THISS

In 2007, Smart recognized intangible assets amounting to Php41 million for technology and license costs incurred in connection with SCH’s GSM connectivity service for the commercial shipping sector. Smart (through SCH) engaged the services of THISS as developer and supplier for this service. During 2008, additional development costs of Php54 million were incurred and recognized as intangible assets. In its impairment review for 2008, Smart determined that the future cash flows expected from the GSM connectivity service will not be sufficient to cover the technology and license costs booked as intangible assets for this project. Consequently, Smart recognized impairment losses amounting to Php95 million, reducing the intangible assets for the THISS project to zero as at December 31, 2008. As at December 31, 2007, intangible assets for this project amounted to Php41 million.

Subsequent Event Disclosure for 2009 Acquisition

PLDT’s Acquisition of Philcom Corporation, or Philcom

On January 3, 2009, PLDT, PGR and PGCI executed a Share Assignment Agreement wherein the latter sold, transferred and conveyed in favor of PLDT the rights, title and interest in all of the outstanding shares of Philcom’s common stock for a total consideration of Php75 million. See Note 2 – Summary of Significant Accounting Policies and Practices.

The purchase price consideration has been initially allocated to the assets and liabilities on the basis of provisional values at the time of acquisition. The provisional values of the identifiable acquired assets and liabilities of Philcom as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value	Provisional Value Recognized on Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	636	1,543
Other noncurrent assets	12	12
Cash and cash equivalents	46	46
Trade and other receivables	137	137
Other current assets	25	25
	856	1,763
Liabilities:
Long-term debt	340	340
Deferred tax liabilities	17	–
Other non-current liabilities	11	11
Accounts payable	1,118	1,118
Accrued expenses and other current liabilities	176	176
	1,662	1,645
	(806)	118
Minority interest	43	43
Net assets acquired	(849)	75

The fair value adjustment at date of acquisition was provisional as we had sought an independent valuation for the property, plant and equipment owned by Philcom. The results of this valuation have not been finalized as of March 3, 2009. In addition, PLDT is also in the process of engaging an independent appraiser to establish the fair values of the acquired assets and liabilities of Philcom including intangible assets existing at the date of acquisition.

Other Intangible Assets

Other intangible assets consist of:

			2008			2007
			Gross		Net	Gross		Net
	Estimated Useful Lives	Remaining Useful Lives	Carrying Amount	Accumulated Amortization and Impairment		Carrying Amount	Accumulated Amortization and Impairment
			(in million pesos)
Customer list	3 – 7 years	3 – 4 years	1,696	794	902	1,486	384	1,102
Spectrum	15 years	11 – 15 years	1,205	348	857	1,205	268	937
Technology application	4 – 5 years	1 – 2 years	894	860	34	812	516	296
Licenses	6 – 18 years	3 – 14 years	370	203	167	318	182	136
			4,165	2,205	1,960	3,821	1,350	2,471

In 2008, ePLDT recognized impairment in its intangible assets in SPi and Level Up! amounting to Php123 million and Php5 million, respectively, representing write-down to recoverable amount using the value in use approach. The impairment was a result of projected decline on revenues related to certain customer relationship and license agreements. The value in use was based on the discounted cash flow projection using the most recent financial forecast approved by our management.

The future amortization of other intangible assets as at December 31, 2008 is as follows:

(in million pesos)
2009	373
2010	342
2011	331
2012	866
2013 and onwards	48
Balance at end of year	1,960

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE and Airborne Access

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2008, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004 and CURE in 2008, and SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE and SBI through subscribers availing of their respective cellular (for Smart and CURE) and wireless broadband (for SBI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 3G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets with Smart in providing 3G cellular and wireless broadband access, the lowest asset group for CURE and SBI for which cash flows are clearly identified from other groups of assets is Smart’s wireless business segment.

Smart’s wireless business segment is its largest revenue and cash flow contributor. As such, there is no impairment of the Smart’s wireless business segment. As at December 31, 2008, the recoverable amount of this segment had been determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the Board of Directors, covering a 5-year period from 2009 to 2013. The pre-tax discount rate applied to cash flow projections is 8.2% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Other than as discussed above, management believes that no reasonable possible change in any of the above key assumptions would cause the carrying value of the wireless business segment to exceed its recoverable amount.

Goodwill from Acquisition of SPi and its Subsidiary, CyMed and Springfield

The goodwill acquired through the SPi, CyMed and Springfield transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation, content and medical billing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets/forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

We recognized an impairment loss of Php1,815 million and Php908 million in 2008 and 2007, respectively, pertaining to the medical transcription and litigation businesses of SPi, since the carrying amount of the individual assets of the said business, exceeded the recoverable amount in 2008 and 2007.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections on the most recent financial budgets/forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We recognized an impairment loss of Php203 million and Php254 million in 2008 and 2007, respectively, pertaining to the goodwill from acquisition of Level Up!.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets/forecasts approved by the Board of Directors. The discount rate applied was 22% which was based on the weighted average cost of capital. We impaired a portion of the goodwill acquired from ePLDT’s acquisition of Digital Paradise amounting to Php8 million and Php29 million in 2008 and 2007, respectively.

12. Cash and Cash Equivalents

This account consists of:

	2008	2007
	(in million pesos)
Cash on hand and in banks (Note 26)	4,164	3,944
Temporary cash investments (Note 26)	29,520	13,503
	33,684	17,447

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

13. Investment in Debt Securities

This account consists of:

	2008	2007
	(in million pesos)
Government Securities	1,656	–
National Power Corporation, or Napocor, Zero Coupon Bonds	292	273
Republic of the Philippines Credit Linked Notes	193	–
Rizal Commercial Banking Corporation, or RCBC, Note	150	–
Convertible Securities	–	1,115
	2,291	1,388
Less current portion of investment in debt securities	1,656	1,115
Net of noncurrent portion of investment in debt securities	635	273

Government Securities

In 2008, Piltel invested in peso-denominated government securities comprising of fixed rate treasury notes, or FXTNs, and treasury bills, or T-bills, at an average yield to maturity of 6.3194% per annum, maturing in 2009. As at December 31, 2008, the carrying value of FXTNs and T-bills amounted to Php1,008 million and Php648 million, respectively. Government securities, which are classified as held-to-maturity, are carried at amortized cost using the effective interest rate method. Interest income recognized for the year ended December 31, 2008 amounted to Php35 million.

Napocor Zero Coupon Bonds

In 2007, Smart purchased, at a discount, Napocor Zero Coupon Bond (Napocor Bond) with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.875%. The Napocor Bond, which is classified as a financial asset held-to-maturity, is carried at amortized cost using the effective interest rate method. Interest income recognized for the years ended December 31 2008 and 2007 amounted to Php19 million and Php9 million, respectively.

Republic of the Philippines Credit Linked Notes

On February 15, 2008, Smart invested in a Credit Linked Note, CLN, of Php205 million (with a notional amount of US$5 million) issued by ING Amsterdam (“Issuer”), with Republic of the Philippines, ROP11 as the underlying credit. The CLN bears semi-annual coupon payments to effectively yield 6.125% per annum and matures on February 15, 2011. On maturity date, Issuer has the option to settle the interest and principal amount in U.S. Dollars or its equivalent amount in Pesos, calculated at the fixed exchange rate. Coupon payment dates are semi-annual every February 15 and August 15, provided that no termination and/or early redemption event has occurred. If a termination and/or early redemption event occurs, interest shall cease to accrue and the Issuer has the option on settlement date to settle the notes by paying cash or to deliver the Deliverable Obligations to Smart. Under PAS 39, if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid contract as a financial asset or financial liability at fair value through profit or loss. Since the investment in CLN contains multiple embedded derivatives, Smart designated the entire instrument as a financial asset at fair value through profit or loss. Mark-to-market loss (included as part of “Other Expenses”) recognized for the year ended December 31, 2008 amounted to Php12 million. On February 10, 2009, Smart opted to unwind the entire investment in the CLN with net proceeds of Php203 million.

RCBC Note

In 2008, Smart purchased at par a 10-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the 5th year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as held-to-maturity financial asset. Interest income recognized for the year ended December 31, 2008 amounted to Php7 million.

Convertible Securities

ePLDT had a 22.5% equity interest in convertible securities of Stradcom International Holdings, Inc., or SIHI, the parent company of Stradcom Corporation, or Stradcom, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our total investment in SIHI of Php616 million in 2004.

In 2007, Stradcom entered into a Lenders’ Agreement for the issuance of Asset-Backed Bonds amounting to Php1.6 billion. The proceeds were used to payoff all of Stradcom’s debts, trade payables and capital expenditures for upgrade in its new inter-connectivity business, which is expected to contribute significantly to Stradcom’s operating results in future years.

On December 10, 2007, ePLDT and SIHI agreed to extend the redemption date of the convertible securities of SIHI owned by ePLDT to January 31, 2008 and fixed the redemption price at Php1,171 million as at December 27, 2007 (original maturity date) plus an additional amount of Php256,760 per day from December 27, 2007 until the date of actual redemption of such shares. The net realizable value of our investment in convertible securities of SIHI amounted to Php1,115 million as at December 31, 2007. On January 29, 2008, the redemption date was further extended to February 29, 2008, wherein we recognized an interest income of Php72 million after SIHI redeemed the convertible securities for Php1,187 million.

Movements in the accumulated impairment losses are as follows:

2007
(in million pesos)
Balance at beginning of year	616
Reversal of impairment provision for the year	(616)
Balance at end of year	–

Option to Purchase Series C Preferred Shares of ProtoStar

On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar wherein PLDT is entitled to subscribe for and purchase 39,711,191 Series C Preferred Shares at the exercise price of $0.6925 per share during the exercise period. PLDT paid an amount of US$27.5 million to ProtoStar which will be utilized by PLDT to pay the exercise price if PLDT will exercise the option; otherwise, such payment would be applied as payment of the service fees to ProtoStar under the space segment services agreement. See Note 24 – Contractual Obligations and Commercial Commitments. As at December 31, 2008, the US$27.5 million or Php1,310 million is presented as part of current portion of advances and refundable deposits in our consolidated balance sheet. The value of the equity call option is not material.

14. Trade and Other Receivables

This account consists of receivables from:

	2008	2007
	(in million pesos)
Retail subscribers (Note 26)	8,993	8,179
Corporate subscribers (Notes 22 and 26)	9,188	7,915
Foreign administrations (Note 26)	5,916	5,371
Domestic carriers (Note 26)	877	1,884
Dealers, agents and others (Notes 13, 22 and 26)	3,271	2,151
	28,245	25,500
Less allowance for doubtful accounts	12,336	12,855
	15,909	12,645

Movements in the allowance for doubtful accounts are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2008
Balance at beginning of year	12,855	4,318	5,875	1,047	381	1,234
Provisions for the year (Note 3 and 5)	1,079	850	98	85	26	20
Translation adjustments	111	44	43	–	–	24
Reversals	(16)	–	–	(2)	(13)	(1)
Write-offs	(1,693)	(189)	(314)	(645)	(142)	(403)
Reclassifications	–	66	621	(46)	(78)	(563)
Balance at end of year	12,336	5,089	6,323	439	174	311

Individual impairment	11,636	4,656	6,056	439	174	311
Collective impairment	700	433	267	–	–	–
	12,336	5,089	6,323	439	174	311

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	11,708	4,656	6,128	439	174	311

December 31, 2007
Balance at beginning of year	16,770	5,847	6,418	2,506	504	1,495
Provisions for the year	417	226	151	–	–	40
Translation adjustments	(91)	–	(91)	–	–	–
Reversals	(889)	(867)	(11)	–	–	(11)
Write-offs	(3,352)	(1,968)	–	(1,284)	–	(100)
Reclassifications	–	1,080	(592)	(175)	(123)	(190)
Balance at end of year	12,855	4,318	5,875	1,047	381	1,234

Individual impairment	12,115	3,944	5,509	1,047	381	1,234
Collective impairment	740	374	366	–	–	–
	12,855	4,318	5,875	1,047	381	1,234

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	12,168	3,951	5,555	1,047	381	1,234

Receivables from foreign administrations and domestic carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amount of receivables are shown net of related payable to the same telecommunications carriers because legal right of offset exists and settlement is facilitated at a net basis.

15. Inventories and Supplies

This account consists of:

	2008	2007
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	936	554
At cost	1,098	808
Spare parts and supplies:
At net realizable value	966	502
At cost	1,933	1,385
Others:
At net realizable value	167	111
At cost	167	112
Total inventories at the lower of cost or net realizable value (Note 26)	2,069	1,167

Total write-down of inventories and supplies recognized for the years ended December 31, 2008, 2007 and 2006 amounted to Php242 million, Php243 million and Php211 million, respectively.

16. Prepayments

This account consists of:

	2008	2007
	(in million pesos)
Prepaid taxes (Note 6)	6,178	3,995
Prepaid insurance (Note 22)	161	184
Prepaid fees and licenses	100	236
Prepaid rent	31	61
Other prepayments	195	173
	6,665	4,649
Less current portion of prepayments	4,164	2,368
Net of noncurrent portion of prepayments	2,501	2,281

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

17. Equity

The movement of PLDT’s capital accounts for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Preferred Stock – Php10 par value per share
	Series A to HH	IV	Total Preferred Stock		Common Stock – Php5 par value per share
	No. of Shares			Amount	No. of Shares	Amount
	(in millions)
Authorized			823	Php8,230	234	Php1,170
Issued
Balance at January 1, 2006	407	36	443	Php4,433	181	Php904
Conversion	(1)	–	(1)	(11)	7	38
Issuance	–	–	–	2	–	–
Balance at December 31, 2006	406	36	442	Php4,424	188	Php942

Balance at January 1, 2007	406	36	442	Php4,424	188	Php942
Conversion	(1)	–	(1)	(8)	–	1
Issuance	–	–	–	1	–	–
Balance at December 31, 2007	405	36	441	Php4,417	188	Php943

Balance at January 1, 2008	405	36	441	Php4,417	188	Php943
Conversion	–	–	–	(3)	1	3
Issuance	–	–	–	1	–	1
Balance at December 31, 2008	405	36	441	Php4,415	189	Php947

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to HH 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2008, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to HH 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 30, 2007, the Board of Directors designated 150,000 shares of preferred stock as Series HH 10% Cumulative Preferred Stock for issuance from January 1, 2007 up to December 31, 2009.

The issuance of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the Securities Regulation Code, as confirmed by the Philippine SEC on April 2, 2007.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

Common Stock

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on common stock in addition to the regular dividend pay out equivalent to 70% of our earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. The share buyback program contemplates that PLDT will reacquire shares on an opportunistic basis, direct from the open market through the trading facilities of the PSE and NYSE.

As at December 31, 2008, we have acquired and paid 1,972,290 shares of common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million in accordance with the share buyback program. See also Note 7 – Earnings Per Common Share and Note 26 – Financial Assets and Liabilities.

18. Interest-bearing Financial Liabilities

This account consists of the following:

	2008	2007
	(in million pesos)
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt (Notes 8, 21, 24 and 26)	58,899	53,372
Obligations under finance lease (Notes 8, 21, 24 and 26)	11	15
	58,910	53,387

Current portion of interest-bearing financial liabilities:
Notes payable (Notes 21, 24 and 26)	553	493
Long-term debt maturing within one year (Notes 8, 21, 24 and 26)	14,459	6,775
Obligations under finance lease maturing within one year (Notes 8, 24 and 26)	59	481
Preferred stock subject to mandatory redemption (Notes 24 and 26)	9	1,015
	15,080	8,764

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	2008	2007
	(in million pesos)
Long-term debt (Note 26)	4,576	4,472
Obligations under finance lease (Note 8)	1	10
Preferred stock subject to mandatory redemption	–	56
Total unamortized debt discount at end of year	4,577	4,538

The following table describes all changes to unamortized debt discount as at December 31, 2008 and 2007.

	2008	2007
	(in million pesos)
Unamortized debt discount at beginning of year	4,538	6,319
Revaluations during the year	706	(678)
Additions during the year	154	59
Settlements and conversions during the year	(15)	(96)
Accretion during the year charged to interest expense (Note 5)	(806)	(1,066)
Total unamortized debt discount at end of year	4,577	4,538

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2008		2007
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2008 and 2007	US$74	Php3,540	US$130	Php5,365
Finnvera, Plc, or Finnvera	0.05% + US$ LIBOR in 2008 and 2007	30	1,420	49	2,048
Others	3.79% - 6.6% and US$ LIBOR + 0.15% - 0.65% in 2008 and 6.6% and US$ LIBOR + 0.15% - 0.65% and GOVCO’s cost + 0.20% in 2007	7	351	1	47
		111	5,311	180	7,460
Fixed Rate Notes	8.35% - 11.375% in 2008 and 7.85% - 11.375% in 2007	560	26,693	676	28,016
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1% in 2008 and 2007	196	9,357	187	7,742
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR + 0.42% - 0.815% in 2008 and 4.49% - 4.70% and US$ LIBOR + 0.75% - 0.815% in 2007	183	8,698	194	8,024
Others	6% - 8.9% and US$ LIBOR + 0.40% - 0.50% in 2008 and 6% - 10% and US$ LIBOR + 0.40% in 2007	141	6,694	4	153
Satellite Acquisition Loans	US$ LIBOR + 1.75% - 2.75% in 2008 and 5.66% and US$ LIBOR + 1.75% - 2.75% in 2007	13	610	28	1,145
		US$1,204	57,363	US$1,269	52,540

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	5.625% - 8.4346% in 2008 and 5.625% - 15% in 2007		9,921		4,967

Term Loans:
Unsecured Term Loans	6.125%, MART1 + 0.75% and PDST-F + 1% - 1.50% in 2008 and 6.125% and MART1 + 0.75% in 2007		6,070		2,634
Secured Term Loans	7.09% and MART1 + 5.70% in 2008 and 7.09%, MART1 + 5.70% and 90-day PHILBOR + 3% in 2007		4		6
			15,995		7,607
Total long-term debt			73,358		60,147
Less portion maturing within one year (Note 26)			14,459		6,775
Noncurrent portion of long-term debt (Note 26)			Php58,899		Php53,372

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2008 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2009	289	13,768	805	14,573
2010	125	5,971	1,572	7,543
2011	69	3,305	1,571	4,876
2012	214	10,183	4,816	14,999
2013 and onwards	601	28,617	7,326	35,943
	1,298	61,844	16,090	77,934

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2008, we owed an aggregate principal amount of US$74 million, or Php3,540 million, to KfW, as follows:

  US$52 million provided under various export credit agency-backed facilities, of which US$0.6 million was in connection with our expansion and service improvement programs, and US$52 million in connection with the US$149 million refinancing facility discussed below; and

  US$22 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$13 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We had drawn US$140 million, or Php6,669 million, under this facility as at December 31, 2008. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$43 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

On February 11, 2005, Smart signed a refinancing facility with Finnish Export Credit, Plc, as Lender, and ING Bank N.V., as Arranger and Facility Agent under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B.

As at December 31, 2008, the outstanding balance under the facility amounted to US$30 million (US$29.8 million, net of unamortized debt issuance cost of US$0.2 million), or Php1,429 million (Php1,420 million, net of unamortized issuance cost of Php9 million).

This facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility. Of the amount outstanding under the remaining Finnvera guaranteed loan, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Exportkreditnamnden, or EKN

On November 25, 2008, Smart signed a US$22 million 5-year term loan facility dated November 25, 2008 to finance the supply, installation, commissioning and testing of Wireless Code Division Multiple Access/High Speed Packet Access project with Nordea Bank AB as Original Lender, Arranger and Facility Agent. On December 10, 2008, Nordea Bank AB assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) supported by EKN. The initial drawdown under this facility was made on December 15, 2008 in the amount of US$8 million.

As at December 31, 2008, the outstanding balance under the facility amounted to US$8.3 million (US$7.4 million, net of unamortized debt issuance cost of US$0.9 million) or Php394 million (Php351 million, net of unamortized debt issuance cost of Php43 million).

The facility is payable in 10 equal semi-annual installments with final repayment due on December 10, 2013. Interest is payable at a fixed rate of 3.79% per annum. As at December 31, 2008, the undrawn balance of this facility was US$14 million.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2008 and 2007:

Principal Amount	Interest Rate	Maturity Date	2008		2007
			(in millions)
US$294,984,000	8.350%	March 6, 2017	US$291	Php13,896	US$296	Php12,273
US$159,180,000	11.375%	May 15, 2012	155	7,380	245	10,136
US$113,786,000	10.500%	April 15, 2009	114	5,417	135	5,607
			US$560	Php26,693	US$676	Php28,016

Consent Solicitation for the US$175 Million 10.5% Notes due 2009, or 2009 Notes, US$250 Million 11.375% Notes due 2012, or 2012 Notes, and US$300 Million 8.35% Notes due 2017, or 2017 Notes

In 2007, we conducted a consent solicitation of holders of our 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017, or the Notes, in respect of amendments to the terms of the Notes that allow PLDT greater flexibility to make certain restricted payments, pay dividends or make distributions, while reducing PLDT’s permitted leverage ratios pursuant to the terms of the Notes. These amendments to the terms of the Notes became effective on December 3, 2007, the date on which PLDT made the applicable consent payments, after holders of more than 51% of the aggregate principal amount of the Notes gave their consents for these amendments to the terms of the Notes prior to the expiration of the consent solicitation period and after the execution of relevant amendments to the indentures governing the Notes on November 21, 2007.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million.

The breakdown of the total outstanding amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million which was paid in full in December 2007;

•         2008 Facility in the amount of US$2.9 million will be payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million will be payable in full in June 2014.

As at December 31, 2008, outstanding balance of the 2014 Facility amounted to US$280 million (US$196 million, net of unamortized debt discount of US$84 million), or Php13,348 million (Php9,357 million, net of unamortized debt discount of Php3,991 million). The 2007 and 2008 Facilities were fully paid in the amounts of US$0.2 million and US$3 million on December 28, 2007 and December 23, 2008, respectively.

Interest for the 2014 Facility is at a fixed rate of 2.25% per annum. Furthermore, a portion of the 2014 Facility amounting to US$144 million has a variable yield option which expired on December 23, 2008 whereby the creditors had the option to elect for an early repayment at a discount in December 2007 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004 of which US$21 million (US$20.8 million, net of unamortized discount of US$40.6 thousand), or Php991 million (Php989 million, net of unamortized discount of Php2 million), remained outstanding as at December 31, 2008. Interest is payable at a fixed rate of 4.49% per annum. The loan is payable over five years in 10 equal semi-annual payments starting May 2005 with final repayment in November 2009.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in 10 equal installments commencing six months from the first drawdown date with final repayment on July 11, 2011. The facility was drawn in full on July 11, 2006 for the full amount of US$30 million. The amount of US$18 million (US$17.9 million, net of unamortized discount of US$66.8 thousand), or Php858 million (Php854 million, net of unamortized discount of Php4 million), remained outstanding as at December 31, 2008.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit, Plc as the Lender. Smart opted to utilize only a total of US$67 million which was drawn on February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The undrawn balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable at a fixed rate of 4.515% per annum. As at December 31, 2008, US$29 million (US$29.1 million, net of unamortized discount of US$90.9 thousand), or Php1,393 million (Php1,389 million, net of unamortized discount of Php4 million), remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is Finnish Export Credit, Plc with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at December 31, 2008, US$27 million (US$26.4 million, net of unamortized discount of US$105.1 thousand), or Php1,263 million (Php1,259 million, net of unamortized discount of Php4 million), remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a 5-year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. As at December 31, 2008, US$44 million (US$44.4 million, net of unamortized discount of US$14.1 thousand), or Php2,118 million (Php2,117 million, net of unamortized discount of Php1 million), remained outstanding.

On October 10, 2007, Smart signed a US$50 million 5-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in 10 equal semi-annual payments with final repayment on March 11, 2013. As at December 31, 2008, US$45 million (US$44.7 million, net of unamortized discount of US$298.7 thousand), or Php2,144 million (Php2,130 million, net of unamortized discount of Php14 million), remained outstanding.

On November 27, 2008, Smart signed a US$50 million 5-year term loan facility to finance the Phase 10 GSM equipment and service contracts with Finnish Export Credit, Plc. The loan is payable in 10 equal semi-annual installments with final repayment date on the fifth anniversary of the first drawdown. As at December 31, 2008, no amounts have been drawn under the facility.

As at December 31, 2008, the aggregate outstanding balance of these loans amounted to US$184 million (US$183 million, net of unamortized debt discount of US$1 million), or Php8,767 million (Php8,698 million, net of unamortized debt discount of Php69 million).

Other Term Loans

On July 1, 2004, CyMed availed itself of a 5-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at December 31, 2008 amounted to US$0.5 million, or Php24 million, with equal quarterly payments of US$35 thousand up to July 31, 2009 and a final balloon payment of US$397 thousand on September 30, 2009.

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. The facility was drawn on March 27 and April 10, 2008 for US$50 million each. The outstanding balance of this loan as at December 31, 2008 amounted to US$90 million, or Php4,288 million, which is payable over five years in 10 equal semi-annual installments with final repayment due on March 27, 2013.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at December 31, 2008 amounted to US$50 million, or Php2,382 million, which is payable in 17 equal quarterly installments starting July 21, 2009 with final repayment due on July 22, 2013.

Satellite Acquisition Loans

Mabuhay Satellite had a credit agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. On the extended maturity date, the outstanding balance was fully paid in the amount of US$5 million, or Php236 million.

Mabuhay Satellite has an existing Omnibus Credit and Security Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit in favor of Ex-Im Bank, as security under the above credit agreement and a term loan to Mabuhay Satellite which term loan will mature on various dates from 2007 to 2009. The irrevocable standby Letters of Credit have been cancelled after the above described full payment of the Ex-Im Bank loan. As at December 31, 2008, the outstanding amount under the term loan was US$13 million, or Php610 million.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system;
(b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

In 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Credit and Security Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Philippine Peso Debts:

Fixed Rate Notes

Php5,000 Million Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprising of Series A notes amounting to Php3,800 million and Series B notes amounting to Php1,200 million with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php5,000 million remained outstanding as at December 31, 2008 (Php4,973 million, net of unamortized debt issuance cost of Php27 million).

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued Php5,000 million 5-year fixed rate corporate notes with an interest rate of 8.4346%. Funds raised from the issuance of the notes will be used primarily for Smart’s capital expenditures for network upgrade and expansion. The amount of Php5,000 million remained outstanding as at December 31, 2008 (Php4,948 million, net of unamortized debt issuance cost of Php52 million). The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 12, 2013.

Php5,000 Million Fixed Rate Notes

On February 20, 2009, PLDT issued Php5,000 million Fixed Rate Notes under a Notes Facility Agreement dated February 18, 2009, comprising of Series A 5-year notes amounting to Php2,400 million, Series B 7-year notes amounting to Php100 million, and Series C 10-year notes amounting to Php2,500 million. The interest rates on the Series A notes were fixed at 7.4269%, Series B notes at 8.3692%, and Series C notes at 9.1038%. Proceeds from the facility will be used to finance capital expenditures of PLDT.

Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a 5-year term loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown with final repayment on December 9, 2011. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million. The outstanding balance of this loan as at December 31, 2008 amounted to Php1,667 million (Php1,662 million, net of unamortized debt issuance cost of Php5 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million, respectively, to refinance their respective participations in the 10-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June 12, 2007. Both refinancing loans will mature on June 12, 2014. The amount of Php400 million and Php20 million remained outstanding as at December 31, 2008.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company for an amount of Php2,500 million to finance capital expenditures. The facility is a 5-year term loan payable in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The facility was drawn on November 13, 2008 for the full amount of Php2,500 million. The outstanding balance of this loan as at December 31, 2008 amounted to Php2,500 million.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in 10 equal semi-annual installments with final repayment due on December 12, 2013. As at December 31, 2008, the undrawn balance of the loan was Php1,900 million.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in nine equal semi-annual installments with final repayment due on December 23, 2013. As of December 31, 2008, the undrawn balance of the loan was Php2,500 million.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank amounting to Php2,000 million to be used for its capital expenditure requirements in connection with its service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million, which remained outstanding as at December 31, 2008. The loan is payable over five years in 17 equal quarterly amortizations with final repayment due on December 19, 2013. As at December 31, 2008, the undrawn balance of the loan was Php1,500 million. Two more drawdowns amounting to Php500 million each were made on January 30, 2009 and February 27, 2009.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 78% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (d) creating any lien or security interest; (e) permitting set-off against amounts owed to PLDT; (f) merging or consolidating with any other company; (g) entering into transactions with stockholders and affiliates; and (h) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. As at December 31, 2008, Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

The Omnibus Credit and Security Agreement of Mabuhay Satellite imposes several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

As at December 31, 2008, we are in compliance with all of our debt covenants.

Obligations Under Finance Lease

The future minimum payments for finance leases as at December 31, 2008 are as follows:

Year	(in million pesos)
2009	60
2010	5
2011	3
2012 and onwards	3
Total minimum lease payments (Note 24)	71
Less amount representing interest	1
Present value of net minimum lease payments (Notes 3 and 26)	70
Less obligations under finance lease maturing within one year (Notes 8 and 26)	59
Long-term portion of obligations under finance lease (Notes 8 and 26)	11

Municipal Telephone Projects

As at December 31, 2008, PLDT has completely paid its obligation on the lease agreement (the “Financial Lease Agreement, or FLA”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Batangas established under the Municipal Telephone Act. Under this FLA, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities/properties shall be officially transferred to PLDT upon completion of some documents in the contract being prepared for the transfer of ownership.

Piltel has an existing finance lease agreement for the Palawan Telecommunications System of the MTPO with the DOTC. Presently, the 18 public calling office stations subject of the MTPO Contract are no longer working. The last payment by Piltel to the DOTC was in July 2000 and no payments have been made since. Piltel made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where Piltel also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination. The DOTC denied Piltel’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million. Piltel continues to receive Statements of Account from the DOTC, the latest of which is dated September 3, 2008, alleging an unpaid amount of Php30 million as at November 31, 2008. Piltel maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of Piltel’s pre-termination of the MTPO Contract be referred for arbitration in accordance with the provisions of the MTPO Contract, specifically in Section 9.5, the provision on Arbitration.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and ePLDT have finance lease obligations in the aggregate amount of Php71 million as at December 31, 2008 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for December 31, 2008 and 2007 are as follows:

	2008			2007
	Series V	Series VI	Total	Series V	Series VI	Total
	(in million pesos)
Balance at beginning of year	49	966	1,015	61	1,308	1,369
Accretion	3	36	39	10	131	141
Revaluation	–	32	32	–	(182)	(182)
Conversion (Note 27)	(50)	(1,027)	(1,077)	(22)	(291)	(313)
Balance at end of year (Notes 24 and 26)	2	7	9	49	966	1,015

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all shares of Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock, will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Series VI Convertible Preferred Stock was designated as a debt instrument with embedded call options. The fair value of the Series VI Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately. See Note 2 – Summary of Significant Accounting Policies and Practices and Note 26 – Financial Assets and Liabilities. The residual amount was assigned as a liability component and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V and VI Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to Preferred Stock Subject to Mandatory Redemption and charged to interest as at December 31, 2008 and 2007 amounted to Php39 million and Php141 million, respectively.

Preferred Stock Subject to Mandatory Redemption amounted to Php9 million and Php1,015 million as at December 31, 2008 and 2007, respectively, after revaluation of Series VI Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2008 and 2007, 11,853,298 shares and 11,147,451 shares, respectively, of the Series V, VI and VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into PLDT common shares. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of Common Stock of PLDT at a ratio of 1:1. As at December 31, 2008, 1,355 shares of Series V Convertible Preferred Stock and 3,891 shares of Series VI Convertible Preferred Stock issued on August 22, 2002 and November 8, 2002, respectively, remain outstanding. Holders thereof may voluntarily convert such shares into PLDT common shares at any time. Any such shares which remain outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into PLDT common shares on the immediately following date.

The aggregate redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php9 million and Php1,070 million as at December 31, 2008 and 2007, respectively. See Note 24 – Contractual Obligations and Commercial Commitments.

The corresponding dividends on these shares charged as interest expense amounted to Php4 million, Php17 million and Php130 million for the years ended December 31, 2008, 2007 and 2006, respectively. See Note 5 – Income and Expenses and Note 7 – Earnings Per Common Share.

Notes Payable

As at December 31, 2008, SPi had an outstanding balance short-term notes of US$12 million. Interest on the notes range from 5.25% to 5.30% of the outstanding balance per annum and the notes are payable within 180 to 360 days from the availment date. The outstanding balance of US$12 million, or Php553 million, as at December 31, 2008 will mature on various dates from February 2, 2009 to August 3, 2009.

19. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2008	2007
	(in million pesos)
Accrual of capital expenditures under long-term financing	8,650	7,554
Liabilities on asset retirement obligations (Notes 3 and 8)	1,100	952
Future earn-out payments – net (Note 11)	593	782
Unearned revenues (Note 21)	190	290
Others	49	54
	10,582	9,632

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

20. Accounts Payable

This account consists of:

	2008	2007
	(in million pesos)
Suppliers and contractors (Notes 24 and 26)	14,131	8,672
Taxes (Notes 25 and 26)	1,970	1,648
Carriers (Note 26)	1,780	1,843
Related parties (Note 22)	120	29
Others	267	61
	18,268	12,253

21. Accrued Expenses and Other Current Liabilities

This account consists of:

	2008	2007
	(in million pesos)
Accrued utilities and related expenses (Note 22)	13,504	10,823
Unearned revenues (Note 19)	4,249	3,769
Accrued employee benefits (Note 23)	2,928	2,837
Accrued taxes and related expenses (Notes 24 and 25)	1,398	977
Accrued interests and other related costs (Notes 18, 22 and 26)	1,212	1,234
Current portion of future earn-out payments (Note 11)	127	266
Payable in installment purchase of equity investment (Note 11)	–	123
Others	963	1,645
	24,381	21,674

22. Related Party Transactions

  Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the Banks Terms Sheet (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, which 50% interest represents an aggregate amount of US$44 million, or the Transferred AIL Note, together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines’ equity holdings in AIL increased from 20% in 2006 to 36.99% as at the date of this report.

Total fees under the Amended ATPA amounted to Php168 million, Php160 million and Php199 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Amended ATPA no longer qualified as an onerous contract since the cost of meeting the obligations under the Amended ATPA is below or within the estimated benefits that PLDT is expected to receive under it. Net provisions for onerous contract amounting to US$72 million, or Php3,529 million, were reversed on December 31, 2006, excluding the amount paid or to be paid in relation to the Amended ATPA. As a result, there was no outstanding obligation as at December 31, 2008 while as at December 31, 2007, outstanding obligations of PLDT under the Amended ATPA amounted to Php93 million.

b. Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are as follows:

  Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, NTT DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•         Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.     NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the Board of Directors of each PLDT and Smart;

2.     PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.     PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.     PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at December 31, 2008, NTT Communications and NTT DoCoMo together beneficially owned 21% of PLDT’s outstanding common stock.

•         Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not reasonably be satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. Total royalty fees charged to operations under this agreement amounted to Php55 million, Php88 million and Php53 million for the years ended December 31, 2008, 2007 and 2006, respectively. Smart has no outstanding obligation under this agreement as at December 31, 2008 and 2007.

3. Advisory Services Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, said agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php76 million, Php73 million and Php44 million for the years ended December 31, 2008, 2007 and 2006, respectively. Outstanding liability under this agreement amounted to Php7 million and Php12 million as at December 31, 2008 and 2007, respectively.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php99 million, Php104 million and Php184 million for the years ended December 31, 2008, 2007 and 2006, respectively. As at December 31, 2008 and 2007, outstanding obligations of PLDT under these agreements amounted to Php11 million and Php16 million, respectively.

5. Agreements between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which is effective until February 23, 2008 was subsequently renewed until February 23, 2012 and is subject to renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php630 million, Php656 million and Php591 million for the years ended December 31, 2008, 2007 and 2006, respectively. As at December 31, 2008 and 2007, the remaining balance of prepaid service fees to ALBV amounted to Php8 million and Php87 million, respectively.

Smart also had a Service Agreement with ALBV, effective for a period of 25 years, with which ALBV agreed to provide advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services. Service agreement fee were prepaid for the whole 25-year period. On December 31, 2007, the agreement was terminated and the unamortized prepaid management fee of Php817 million was charged to operations.

6. Agreements Relating to Insurance Companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php419 million, Php339 million and Php360 million for the years ended December 31, 2008, 2007 and 2006, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan, respectively.

Compensation of Key Officers of the PLDT Group

PLDT Group’s compensation of key officers by benefit type follows:

	2008	2007	2006
	(in million pesos)
Short-term employee benefits	538	549	541
Share-based payments (Note 23)	233	299	978
Post-employment benefits (Note 23)	24	58	30
Total compensation paid to key officers	795	906	1,549

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

23. Share-based Payments and Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT were reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	2008	2007
Balance at beginning of year	26,758	119,034
Exercised shares*	(8,417)	(92,276)
Balance at end of year	18,341	26,758

* Based on the date of payment of exercised shares.

As at December 31, 2008, a total of 851,509 shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at December 31, 2008 and 2007. No fair value of share options were recognized as an expense for the years ended December 31, 2008, 2007 and 2006.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share-based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or New Performance Cycle. As a result of the establishment of the New LTIP, the Board of Directors also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

The total number of SARs awarded under the New LTIP as at December 31, 2008 was 4,380,444 which will be paid in 2010 subject to the achievement of the targets specified in the New LTIP.

The fair value of the New LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price of Php2,237 as at December 31, 2008. Incentive cost per share as at December 31, 2008 and 2007 for the New LTIP amounted to Php960 and Php1,039, respectively. The fair value of the LTIP recognized as expense for the years ended December 31, 2008, 2007 and 2006 amounted to Php1,281 million, Php1,448 million and Php3,150 million, respectively. As at December 31, 2008 and 2007, outstanding LTIP liability amounted to Php2,749 million and Php1,494 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions,
Note 5 – Income and Expenses and Note 24 – Contractual Obligations and Commercial Commitments.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net pension cost and average assumptions used in developing the valuation are as follows:

	2008	2007	2006
	(in million pesos)
Change in benefit obligation:
Defined benefit obligation at beginning of year	10,160	13,314	7,652
Interest cost	834	996	895
Current service cost	600	777	479
Actuarial (gain) loss on obligation	(101)	(4,788)	4,826
Actual benefits paid	(576)	(566)	(594)
Curtailment	–	427	–
Liabilities of newly acquired subsidiaries	–	–	56
Defined benefit obligation at end of year	10,917	10,160	13,314

Change in plan assets:
Fair value of plan assets at beginning of year	8,519	5,768	5,154
Actual contributions	914	1,515	320
Expected return on plan assets	865	644	541
Actual benefits paid	(575)	(565)	(590)
Actuarial (loss) gain on plan assets	(2,555)	1,157	343
Fair value of plan assets at end of year	7,168	8,519	5,768
Unfunded status	3,749	1,641	7,546
Unrecognized net actuarial (loss) gain (Note 3)	(1,126)	1,344	(4,657)
Unrealized net transition obligation	–	–	(1)
Accrued benefit cost (Note 3)	2,623	2,985	2,888

Components of net periodic benefit cost:
Interest cost	834	996	895
Current service cost	600	777	479
Net actuarial (gain) loss recognized for the year	(11)	89	–
Expected return on plan assets	(865)	(644)	(541)
Curtailment loss	–	416	–
Amortizations of unrecognized net transition obligation	–	1	58
Net periodic benefit cost	558	1,635	891

Actual return on plan assets amounted to Php1,690 million, Php1,801 million and Php884 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The weighted average assumptions used to determine pension benefits as at December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Average remaining working years of covered employee	20	21	22
Expected rate of return on plan assets	9%	10%	10%
Discount rate	11%	8%	8%
Rate of increase in compensation	10%	7%	9%

We have adopted mortality rates in accordance with the 1983 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

As at December 31, 2008 and 2007, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php1,935 million and Php2,651 million, respectively, which represent about 27% and 31%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2008, 2007 and 2006 follows:

	2008	2007	2006
Investments in equity securities	51%	60%	52%
Investments in debt and fixed income securities	27%	21%	23%
Investments in real estate	9%	8%	10%
Investments in temporary placements	8%	5%	7%
Investments in mutual funds	5%	6%	8%
	100%	100%	100%

Based on the latest actuarial valuation report, the recommended cash contributions of PLDT to its pension plan in 2009 amounts to approximately Php729 million.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at December 31, 2008 and 2007, Smart and
I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and I-Contacts as at December 31, 2008, 2007 and 2006 follows:

	2008	2007	2006
Investments in debt and fixed income securities	68%	57%	68%
Investments in equity securities	23%	35%	29%
Others	9%	8%	3%
	100%	100%	100%

Smart and I-Contacts currently expect to make approximately Php172 million of cash contributions to their pension plans in 2009.

Pension Benefit Cost

Total pension benefit cost follows:

	2008	2007	2006
	(in million pesos)
Expense recognized for defined benefit plans	558	1,635	891
Expense recognized for defined contribution plans	167	138	112
Total expense recognized for pension benefit costs (Notes 3 and 5)	725	1,773	1,003

24. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2008 and 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(in million pesos)
December 31, 2008
Long-term debt(1):	99,363	7,649	31,500	26,744	33,470
Principal	77,934	7,077	19,916	21,978	28,963
Interest	21,429	572	11,584	4,766	4,507
Lease obligations:	7,235	2,727	1,608	1,265	1,635
Operating lease	7,164	2,667	1,601	1,261	1,635
Finance lease	71	60	7	4	–
Unconditional purchase obligations(2)	762	24	167	286	285
Other obligations:	51,367	33,714	11,630	1,816	4,207
Mandatory conversion and purchase of shares	9	9	–	–	–
Derivative financial liabilities(3):	6,207	108	2,003	1,768	2,328
Long-term currency swaps	6,099	–	2,003	1,768	2,328
Forward foreign exchange contracts	69	69	–	–	–
Long-term foreign currency options	39	39	–	–	–
Various trade and other obligations:	45,151	33,597	9,627	48	1,879
Suppliers and contractors	22,781	14,131	8,650	–	–
Utilities and related expenses	11,376	11,346	27	1	2
Employee benefits	2,925	2,925	–	–	–
Customers’ deposits	2,251	–	327	47	1,877
Carriers	1,780	1,780	–	–	–
Dividends	1,379	1,379	–	–	–
Others	2,659	2,036	623	–	–
Total contractual obligations	158,727	44,114	44,905	30,111	39,597

December 31, 2007
Long-term debt(1):	86,334	11,441	22,662	21,218	31,013
Principal	64,619	6,872	15,883	16,267	25,597
Interest	21,715	4,569	6,779	4,951	5,416
Lease obligations:	6,120	2,558	1,515	1,040	1,007
Operating lease	5,614	2,067	1,500	1,040	1,007
Finance lease	506	491	15	–	–
Unconditional purchase obligations(2)	776	113	41	249	373
Other obligations:	49,488	28,023	10,835	4,294	6,336
Mandatory conversion and purchase of shares	1,070	1,070	–	–	–
Derivative financial liabilities(3):	11,638	8	2,938	4,240	4,452
Long-term currency swaps	11,170	–	2,527	4,191	4,452
Long-term foreign currency options	318	–	318	–	–
Interest rate swap	142	–	93	49	–
Forward foreign exchange contracts	8	8	–	–	–
Various trade and other obligations:	36,780	26,945	7,897	54	1,884
Suppliers and contractors	16,371	8,816	7,555	–	–
Utilities and related expenses	10,532	10,453	75	4	–
Employee benefits	2,778	2,778	–	–	–
Customers’ deposit	2,201	–	267	50	1,884
Carriers	2,187	2,187	–	–	–
Dividends	1,071	1,071	–	–	–
Others	1,640	1,640	–	–	–
Total contractual obligations	142,718	42,135	35,053	26,801	38,729

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the Amended ATPA with AIL.

(3) Gross liabilities before any offsetting application.

Long-term Debt

See Note 18 – Interest-bearing Financial Liabilities for a detailed discussion of our long-term debt.

Operating Lease Obligations

Agreement for Space Segment Services with ProtoStar. PLDT entered into a space segment services agreement with ProtoStar wherein the latter is required to make available to PLDT space segment services relating to a customized payload on the satellite consisting of four 36 MHz non-preemptive C-band transponders and one additional non-preemptive extended C-band transponder for a total consideration of US$1.1 million per quarter. The term of the agreement shall commence on January 1, 2011, or such earlier or later date as may be mutually agreed by both parties and unless previously terminated shall continue for a period of seven years thereafter. As at December 31, 2008, the remaining obligations under this agreement amounted to approximately Php1,468 million. See Note 18 – Interest-bearing Financial Liabilities.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As at December 31, 2008 and 2007, PLDT’s aggregate remaining obligations under these contracts amounted to approximately Php0.5 million and Php3 million, respectively.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. There was no outstanding obligation as at December 31, 2008 while as at December 31, 2007, PLDT’s aggregate remaining obligations under this amounted to approximately Php15 million, respectively.

Other Operating Lease Obligations. The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php5,695 million and Php5,596 million as at December 31, 2008 and 2007, respectively.

Finance Lease Obligations

See Note 18 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 22 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.

As at December 31, 2008 and 2007, PLDT’s aggregate remaining minimum obligation under the Amended ATPA was approximately Php762 million and Php776 million, respectively.

Other Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 18 – Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2008, 2,720,085 shares of the Series V Convertible Preferred Stock, 5,291,213 shares of the Series VI Convertible Preferred Stock and all of the 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock and 1,355 shares of the Series V Convertible Preferred Stock and 3,891 shares of the Series VI Convertible Preferred Stock remained outstanding.

Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The aggregate value of the put options based on outstanding shares as at December 31, 2008 was Php9 million assuming all of the outstanding shares of the Series V and VI Convertible Preferred Stock originally issued on August 22, 2002 and November 8, 2002, respectively, were mandatorily converted on the seventh anniversary of the issue date and all shares of PLDT’s common stock issued upon such conversion were put to PLDT at that time in accordance with the terms of the put option. The market value of the underlying shares of PLDT’s common stock was Php11 million, based on the market price of PLDT common shares of Php2,237 per share as at December 31, 2008.

Derivative Financial Liabilities. See Note 26 – Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.

Various trade and other obligations. PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at December 31, 2008 and 2007, total obligations under these various agreements amounted to approximately Php45,151 million and Php36,780 million, respectively.

Commercial Commitments

As at December 31, 2008 and 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,634 million and Php3,782 million, respectively. These commitments will expire within one year.

25. Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. On April 3, 2008, PLDT complied with the Supreme Court Resolution by paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of their assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its assessment letter dated February 29, 2007, and demand letters dated April 14, 2008 and June 18, 2008, respectively, both demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said letter-assessment and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment to the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC). The Petition remains pending with the Court of Appeals as at December 31, 2008.

Local Business and Franchise Tax Assessments

As discussed below, PLDT currently expects that going forward, PLDT will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2008.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectiveness of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, as at December 31, 2008, PLDT has paid a total amount of Php772 million for local franchise tax covering prior periods up to the end of December 31, 2008.

PLDT no longer has contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at December 31, 2008.

However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. In the case against the City of Tuguegarao, the Regional Trial Court recently rendered a decision stating that the City of Tuguegarao cannot impose business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration of the said Decision which PLDT has opposed. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007. The Regional Trial Court recently rendered a decision upholding the ordinance of the Municipality and PLDT has filed a Motion for Reconsideration of the said decision. The Court, however, has denied PLDT’s Motion for Reconsideration. PLDT is currently negotiating with the Municipality for the settlement of the case. In addition, PLDT is contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction in the amount of Php3 million for the years 1999 to 2006.

The deficiency local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million, inclusive of surcharges and interests, covering the years 1995 and 1998 to 2001 had been ordered cancelled by the Regional Trial Court, or RTC, of Makati City in Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004) and upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In a letter dated March 24, 2008, the City of Makati requested payment for alleged deficiency local franchise tax covering the years 1995 and 1997 to 2003. Smart replied and reiterated its exemption from local franchise tax based on its legislative franchise and the Smart vs. City of Makati case, which covered the years 1995 and 1998 to 2001.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php1 million, inclusive of surcharge and penalties. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision which is now pending with the Supreme Court.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. On September 16, 2008, the Supreme Court ruled that Smart is liable for local franchise tax since the “in lieu of all taxes” clause merely covers national taxes and the clause was rendered inoperative when the VAT law took effect. The Supreme Court also stated that the implementation of the Expanded VAT Law rendered “ineffective” the “in lieu of all taxes” clause in Smart’s franchise. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the Bureau of Internal Revenue already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. The Supreme Court has yet to issue its resolution on Smart’s Motion for Reconsideration.

In Smart Communications, Inc. vs. Central Board of Assessment Appeals ,or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review to the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements (one in February 1990, and another one in March 1999) in the past, these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed recently to submit their differences and issues to voluntary arbitration. Thus, PLDT and ETPI representatives are now in the process of discussion with regard to the rules, terms and conditions of the arbitration between them. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand initially submitted its claims of about Php3.1 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI.

26. Financial Assets and Liabilities

Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

The following table sets forth our financial assets and financial liabilities as at December 31, 2008 and 2007.

	Loans and receivables	Held-to-maturity investments	Designated at fair value through profit or loss	Held-for-trading	Derivatives used for hedging	Available-for-sale financial assets	Liabilities carried at amortized cost	Total financial assets and liabilities	Non-financial assets and liabilities	Total
	(in million pesos)
Assets as at December 31, 2008 Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	–	160,326	160,326
Investments in associates and joint ventures	–	–	–	–	–	–	–	–	1,174	1,174
Available-for-sale financial assets	–	–	–	–	–	131	–	131	–	131
Investment in debt securities	–	442	193	–	–	–	–	635	–	635
Investment properties	–	–	–	–	–	–	–	–	617	617
Goodwill and intangible assets	–	–	–	–	–	–	–	–	10,450	10,450
Deferred income tax assets	–	–	–	–	–	–	–	–	9,605	9,605
Derivative financial assets	–	–	–		–	–	–	–	–	–
Prepayments – net of current portion	–	–	–	–	–	–	–	–	2,501	2,501
Advances and refundable deposits – net of current portion	840	–	–	–	–	–	–	840	246	1,086
Current: Cash and cash equivalents	33,684	–	–	–	–	–	–	33,684	–	33,684
Short-term investments	5,964	–	–	706	–	–	–	6,670	–	6,670
Investment in debt securities	–	1,656	–	–	–	–	–	1,656	–	1,656
Trade and other receivables	15,909	–	–	–	–	–	–	15,909	–	15,909
Inventories and supplies	–	–	–	–	–	–	–	–	2,069	2,069
Derivative financial assets	–	–	–	56	–	–	–	56	–	56
Current portion of prepayments	–	–	–	–	–	–	–	–	4,164	4,164
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	–	1,825	1,825
Total assets	56,397	2,098	193	762	–	131	–	59,581	192,977	252,558

Liabilities as at December 31, 2008 Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	–	58,910	58,910	–	58,910
Deferred income tax liabilities	–	–	–	–	–	–	–	–	1,288	1,288
Derivative financial liabilities	–	–	–	1,761	–	–	–	1,761	–	1,761
Pension and other employee benefits	–	–	–	–	–	–	–	–	5,467	5,467
Customers’ deposits	–	–	–	–	–	–	2,251	2,251	–	2,251
Deferred credits and other noncurrent liabilities	–	–	–	–	–	–	9,273	9,273	1,309	10,582
Current: Accounts payable	–	–	–	–	–	–	16,294	16,294	1,974	18,268
Accrued expenses and other current liabilities	–	–	–	–	–	–	18,612	18,612	5,769	24,381
Derivative financial liabilities	–	–	–	87	–	–	–	87	–	87
Provisions for assessments	–	–	–	–	–	–	–	–	1,555	1,555
Current portion of interest-bearing financial liabilities	–	–	–	–	–	–	15,080	15,080	–	15,080
Dividends payable	–	–	–	–	–	–	1,379	1,379	–	1,379
Income tax payable	–	–	–	–	–	–	–	–	4,580	4,580
Total liabilities	–	–	–	1,848	–	–	121,799	123,647	21,942	145,589
Net assets and liabilities	56,397	2,098	193	(1,086)	–	131	(121,799)	(64,066)	171,035	106,969

Assets as at December 31, 2007 Noncurrent:
Property, plant and equipment – net	–	–		–	–	–	–	–	159,414	159,414
Investments in associates and joint ventures	–	–		–	–	–	–	–	1,351	1,351
Available-for-sale financial assets	–	–	–	–	–	143	–	143	–	143
Investment in debt securities	–	273	–	–	–	–	–	273	–	273
Investment properties	–	–	–	–	–	–	–	–	577	577
Goodwill and intangible assets	–	–	–	–	–	–	–	–	11,721	11,721
Deferred income tax assets	–	–	–	–	–	–	–	–	13,757	13,757
Derivative financial assets	–	–	–	58	1	–	–	59	–	59
Prepayments – net of current portion	–	–	–	–	–	–	–	–	2,281	2,281
Advances and refundable deposits – net of current portion	734	–	–	–	–	–	–	734	296	1,030
Current: Cash and cash equivalents	17,447	–	–	–	–	–	–	17,447	–	17,447
Short-term investments	11,366	–	–	2,049	–	–	–	13,415	–	13,415
Investment in debt securities	1,115	–	–	–	–	–	–	1,115	–	1,115
Trade and other receivables	12,645	–	–	–	–	–	–	12,645	–	12,645
Inventories and supplies	–	–	–	–	–	–	–	–	1,167	1,167
Derivative financial assets	–	–	–	227	670	–	–	897	–	897
Current portion of prepayments	–	–	–	–	–	–	–	–	2,368	2,368
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	–	498	498
Total assets	43,307	273	–	2,334	671	143	–	46,728	193,430	240,158

Liabilities as at December 31, 2007 Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	–	53,387	53,387	–	53,387
Deferred income tax liabilities	–	–	–	–	–	–	–	–	2,155	2,155
Derivative financial liabilities	–	–	–	530	7,211	–	–	7,741	–	7,741
Pension and other employee benefits	–	–	–	–	–	–	–	–	4,540	4,540
Customers’ deposits	–	–	–	–	–	–	2,201	2,201	–	2,201
Deferred credits and other noncurrent liabilities	–	–	–	–	–	–	7,608	7,608	2,024	9,632
Current: Accounts payable	–	–	–	–	–	–	10,605	10,605	1,648	12,253
Accrued expenses and other current liabilities	–	–	–	–	–	–	16,570	16,570	5,104	21,674
Derivative financial liabilities	–	–	–	237	5	–	–	242	–	242
Provisions for assessments	–	–	–	–	–	–	–	–	1,112	1,112
Current portion of interest-bearing financial liabilities	–	–	–	–	–	–	8,764	8,764	–	8,764
Dividends payable	–	–	–	–	–	–	1,071	1,071	–	1,071
Income tax payable	–	–	–	–	–	–	–	–	2,875	2,875
Total liabilities	–	–	–	767	7,216	–	100,206	108,189	19,458	127,647
Net assets and liabilities	43,307	273	–	1,567	(6,545)	143	(100,206)	(61,461)	173,972	112,511

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2008 and 2007.

	Carrying Value		Fair Value
	2008	2007	2008	2007
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets	131	143	131	143
Investment in debt securities	635	273	629	283
Derivative financial assets:
Long-term foreign currency options	–	59	–	59
Advances and refundable deposits – net of current portion	840	734	728	657
Total noncurrent financial assets	1,606	1,209	1,488	1,142
Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	4,164	3,944	4,164	3,944
Temporary cash investments	29,520	13,503	29,520	13,503
Short-term investments	6,670	13,415	6,670	13,415
Investment in debt securities	1,656	1,115	1,656	1,115
Trade and other receivables:
Foreign administrations	5,477	4,324	5,477	4,324
Retail subscribers	3,904	3,861	3,904	3,861
Corporate subscribers	2,865	2,040	2,865	2,040
Domestic carriers	703	1,503	703	1,503
Dealers, agents and others	2,960	917	2,960	917
Derivative financial assets:
Foreign currency options	38	–	38	–
Forward foreign exchange contracts	16	863	16	863
Bifurcated embedded derivatives	2	34	2	34
Total current financial assets	57,975	45,519	57,975	45,519
Total Financial Assets	59,581	46,728	59,463	46,661

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	58,899	53,372	57,058	58,044
Obligations under finance lease	11	15	11	15
Derivative financial liabilities:
Long-term currency swap	1,761	7,211	1,761	7,211
Long-term foreign currency options	–	390	–	390
Interest rate swap	–	140	–	140
Customers’ deposits	2,251	2,201	1,476	1,481
Deferred credits and other noncurrent liabilities	9,273	7,608	7,959	6,553
Total noncurrent financial liabilities	72,195	70,937	68,265	73,834
Current Financial Liabilities
Accounts payable:
Suppliers and contractors	14,131	8,493	14,131	8,493
Carriers	1,780	1,843	1,780	1,843
Others	383	269	383	269
Accrued expenses and other current liabilities:
Utilities and related expenses	13,385	10,780	13,385	10,780
Employee benefits	2,925	2,795	2,925	2,795
Interest and other related costs	1,212	1,234	1,212	1,234
Others	1,090	1,761	1,090	1,761
Derivative financial liabilities:
Foreign currency options	44	–	44	–
Forward foreign exchange contracts	31	7	31	7
Bifurcated embedded derivatives	11	–	11	–
Bifurcated equity call options	1	231	1	231
Interest rate swap	–	4	–	4
Interest-bearing financial liabilities:
Notes payable	553	493	553	493
Current portion of long-term debt	14,459	6,775	14,459	6,775
Obligations under finance lease	59	481	59	481
Preferred stock subject to mandatory redemption	9	1,015	9	1,015
Dividends payable	1,379	1,071	1,379	1,071
Total current financial liabilities	51,452	37,252	51,452	37,252
Total Financial Liabilities	123,647	108,189	119,717	111,086

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.
Fixed rate loans: U.S. dollar notes/convertible debt Other loans in all other currencies

Quoted market price.

Estimated fair value is based on the discounted value of future cash flows using the applicable CIRR and Philippine Dealing System Treasury Fixing rates for similar types of loans.

Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.
Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards, foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Available-for sale financial assets: Fair values of available-for sale financial assets, which consist of propriety shares, were determined using quoted prices.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate the carrying values as at the balance sheet date.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at December 31, 2008 and 2007:

		2008		2007
	Maturity	Notional	Mark-to-market Gains (Losses)	Notional	Mark-to-market Gains (Losses)
		(in millions)
PLDT
Cash flow hedges:
Forward foreign exchange contracts	2008	US$–	Php–	US$134	Php296
Currency swaps	2017	–	–	300	(3,715)
	2012	–	–	250	(3,496)
Foreign currency bought options	2009	–	–	136	(390)

Transactions not designated as hedges:
Currency swaps	2017	295	(1,197)	–	–
	2012	159	(564)	–	–
Foreign currency bought call options	2009	57	(16)	–	–
Foreign currency sold call options	2009	57(1)	10	136(1)	59
Forward foreign exchange contracts	2009	57	(31)	–	–
	2008	–	–	16	21
Interest rate swap(2)	2012	–	–	31	(144)
Bifurcated equity call options	2009	–	(1)	–	(2)
	2008	–	–	1 share	(229)
			(1,799)		(7,600)

Smart
Cash flow hedges:
Forward foreign exchange contracts	2008	US$–	–	US$171	265

Transactions not designated as hedges:
Bifurcated embedded derivatives	2009	3	(10)	5	34
Forward foreign exchange contracts:
On loan proceeds	2008	–	–	50	100
On gross U.S. dollar revenues	2008	–	–	55	70
			(10)		469

ePLDT
Cash flow hedges:
Forward foreign exchange contracts	2008	US$–	–	US$36	104
Transactions not designated as hedges:
Forward foreign exchange contracts	2009	5	16	–	–
Bifurcated embedded derivatives	2012	2	1	–	–
			17		104
Net liabilities			(Php1,792)		(Php7,027)

(1) Foreign currency sold call options based on the same notional amount as the foreign currency bought call options.

(2) The original term of the interest rate swap agreement is until 2012 but it was fully terminated in March 2008.

	2008	2007
	(in million pesos)
Presented as:
Noncurrent assets	–	59
Current assets	56	897
Noncurrent liabilities	(1,761)	(7,741)
Current liabilities	(87)	(242)
Net liabilities	(1,792)	(7,027)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	(in million pesos)
Net mark-to-market losses at end of year	(1,792)	(7,027)	(6,499)
Net mark-to-market losses at beginning of year	(7,027)	(6,499)	(3,284)
Net change	5,235	(528)	(3,215)
Net gains charged on cash flow hedges transferred from cumulative translation adjustments and taken to income	697	–	–
Net losses on cash flow hedges charged to cumulative translation adjustments	662	1,234	6,452
Effective portion recognized in the profit or loss for the cash flow hedge	286	–	–
Ineffective portion recognized in the profit or loss for the cash flow hedge	118	(3)	–
Hedge cost	(819)	(1,125)	(1,446)
Settlements, accretion and conversion	(2,367)	(622)	(3,642)
Net gains (losses) on derivative financial instruments	3,812	(1,044)	(1,851)

PLDT

Transactions Designated as Hedges

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues hedged.

In March 2008, PLDT entered into unwind transactions to terminate US$63 million of its forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php102 million. In addition, PLDT entered into new forward foreign exchange sale contracts in March 2008 amounting to US$68 million.

As at December 31, 2008, there are no outstanding forward foreign exchange sale contracts designated as hedges while as at December 31, 2007, outstanding forward foreign exchange sale contracts that are designated as hedges amounted to US$134 million with an average exchange rate of Php43.96. The ineffective portion of the gain/loss in the fair value of these instruments recognized in the consolidated statement of income for the years ended December 31, 2008 and 2007 amounted to a loss of Php1 million and a gain of Php2 million, respectively.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at December 31, 2008 and 2007, these long-term currency swaps have an aggregate notional amount of US$454 million and US$550 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2008 and 2007, the outstanding swap contracts have an agreed average swap exchange rate of Php50.518 and Php50.756, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.32 % and 3.93% per annum as at December 31, 2008 and 2007, respectively.

In January and February 2009, the long-term principal only currency swap agreement maturing 2012 were partially terminated, with total aggregate settlement amount of Php22 million. As a result of these unwind transactions, the outstanding notional amount has been reduced to US$157 million in 2009.

In various dates in 2008, the long-term principal only currency swap agreement maturing 2012 were partially terminated, with total aggregate settlement amount of Php1,042 million. As a result of these unwind transactions, the outstanding notional amount was reduced to US$159 million.

In January 2009, the long-term principal only currency swap agreement maturing 2017 were partially terminated, with total aggregate settlement amount of Php33 million. As a result of these unwind transactions, the outstanding notional amount has been reduced to US$290 million in 2009.

In December 2008, the long-term principal only currency swap agreement maturing 2017 was partially terminated, with total settlement amount of Php33 million. As a result of the unwind transaction, the outstanding notional amount was reduced to US$295 million.

Until December 31, 2007, changes in the fair value of the financial instruments were booked to equity. Effective January 1, 2008, PLDT opted to discontinue the hedge accounting treatment for its long-term currency swaps. Consequently, the loss deferred under equity amounting to Php359 million was recognized in the profit or loss. Any movements in the fair value of the instrument are now taken into our consolidated statement of income.

Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the fixed rate note due in 2009 with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php52.500 to US$1.00 up to Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.500 to US$1.00. On the other hand, if the Philippine peso to U.S. dollar spot exchange rate settles beyond Php90.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 2.84% and 4.34% per annum as at December 31, 2008 and 2007, respectively.

In various dates in January and February 2009, the currency option agreement were partially terminated, with total aggregate settlement amount of Php16 million and the remaining outstanding currency options notional amount has been reduced to US$43 million in 2009.

In various dates in 2008, 2007 and 2006, the currency option agreement were partially terminated, with total aggregate settlement amount of Php270 million and the remaining outstanding currency options notional amount was reduced to US$57 million.

Until December 31, 2007, changes in the fair value of PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot exchange rate at maturity, whichever is lower, were booked to equity. Effective January 1, 2008, PLDT opted to discontinue the hedge accounting treatment for its long-term foreign currency options. Consequently, the gain deferred under equity amounting to Php1,055 million was recognized in the profit or loss. Any movements in the fair value of the instrument are now taken to profit or loss in the consolidated statement of income.

In order to manage hedge costs, the swaps and option include a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap and option contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2008 and 2007, US$511 million (US$454 million under currency swaps and US$57 million under foreign currency options) and US$686 million (US$550 million under currency swaps and US$136 million under foreign currency options), respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity.

Forward Foreign Exchange Contracts

In 2008, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge a portion of its fixed rates notes maturing in 2009. As at December 31, 2008, the outstanding forward foreign exchange contracts on the fixed rate notes amounted to US$57 million with an average exchange rate of Php48.65.

In 2007, PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. As at December 31, 2007, the outstanding forward foreign exchange sale contracts not designated as hedges amounted to US$16 million with an average exchange rate of Php43.19.

In March 2008, PLDT entered into unwind transactions to terminate US$16 million of the forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php11 million. There was no outstanding forward foreign exchange sale contracts as at December 31, 2008.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, in April 2003, PLDT entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, in December 2003, PLDT entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the Japanese yen strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006 and April 2007, the interest rate and overlay swap agreements were partially terminated. Since changes in fair values have already been recognized as profit or loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million and Php276 million, respectively. As a result of these unwind transactions, the outstanding interest rate swap notional amount was reduced to US$31 million.

In March 2008, the outstanding interest rate and overlay swap agreements were fully terminated. The total settlement amount for this unwind is Php223 million.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued shares of Series VI Convertible Preferred Stock. See Note 18 – Interest-bearing Financial Liabilities. Each share of Series VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.132 per share for Series VI. On June 4, 2008, 336,779 shares of the Series VI Convertible Preferred Stock were converted to PLDT common stock. As at December 31, 2008 and 2007, the negative fair market value of these embedded call options amounted to Php1 million and Php231 million, respectively.

Smart

Cash Flow Hedges

Smart entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues hedged.

In January 2008, Smart entered into additional short term U.S. dollar forward foreign exchange sale contracts amounting to US$71.5 million with an average exchange rate of Php41.158 to hedge dollar revenues maturing monthly in 2008.

In March 2008, Smart entered into unwind transactions to terminate US$172 million of outstanding forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php89 million. Consequently, new forward foreign exchange sale contracts were entered into in March 2008 amounting to US$172 million with an average exchange rate of Php42.018.

There were no outstanding forward foreign exchange sale contracts as at December 31, 2008 while as at December 31, 2007, outstanding forward foreign exchange sale contracts amounted to US$171 million with an average exchange rate of Php43.293. The ineffective portion of the loss in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2008 amounted to Php117 million. There is no ineffective portion in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2007.

Transactions not Designated as Hedges

As at December 31, 2007, outstanding forward exchange sale contracts not accounted for under hedge accounting amounted to US$55 million with an average exchange rate of Php42.997.

Smart also entered into short-term U.S. dollar forward foreign exchange sale contracts for a total amount of US$50 million as at December 31, 2007 to hedge 100% of the total expected loan proceeds from the undrawn US$50 million Nord/LB Facility with average exchange rate of Php43.561.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2008 and 2007, outstanding contracts included service contracts with foreign equipment suppliers denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

ePLDT

Cash Flow Hedges

ePLDT subsidiaries, namely Vocativ, Parlance and SPi (hereafter collectively referred to in this section as “ePLDT”) entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues hedged.

In March 2008, ePLDT entered into unwind transactions to terminate US$18 million of its forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php45.84 million. In addition, ePLDT entered into new forward foreign exchange sale contracts in March 2008 amounting to US$28 million.

As at December 31, 2008, there are no outstanding forward foreign exchange sale contracts designated as hedges while as at December 31, 2007, outstanding forward foreign exchange sale contracts that are designated as hedges amounted to US$36 million with an average exchange rate of Php44.70. The ineffective portion of the gain in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2007 amounted to Php0.3 million. There is no ineffective portion in the fair value of these instruments recognized in the consolidated statement of income for the year ended December 31, 2008.

Transactions Not Designated as Hedges

Forward Foreign Exchange Contracts

In October 2008, Parlance and Vocativ entered into a Non-Deliverable Forward agreement in the total amount of US$2.4 million each, with maturities beginning January 2009 up to December 2009 at an average exchange rate of Php51.89 and Php52.17, respectively. The mark-to-market value of this forward contract as at December 31, 2008 is Php8 million each.

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$2 million as at December 31, 2008.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, or ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

A summary of the maturity profile of our financial liabilities as at December 31, 2008 and 2007 based on contractual undiscounted payments is set out in Note 24 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the balance sheet date. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in equity until the hedged transaction affects the consolidated statement of income or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2008 and 2007:

	2008		2007
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Asset
Derivative financial assets	US$–	Php–	US$1	Php59
Current Financial Assets
Cash and cash equivalents	101	4,794	93	3,853
Short-term investments	21	986	56	2,324
Trade and other receivables	207	9,880	227	9,400
Derivative financial assets	1	56	22	897
Total current financial assets	330	15,716	398	16,474
Total Financial Assets	US$330	15,716	US$399	16,533

Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	925	44,064	1,126	46,612
Derivative financial liabilities	37	1,761	187	7,741
Total noncurrent financial liabilities	962	45,825	1,313	54,353
Current Financial Liabilities
Accounts payable	143	6,820	160	6,614
Accrued expenses and other current liabilities	93	4,447	95	3,958
Derivative financial liabilities	2	87	6	242
Current portion of interest-bearing financial liabilities	301	14,331	187	7,748
Total current financial liabilities	539	25,685	448	18,562
Total Financial Liabilities	US$1,501	Php71,510	US$1,761	Php72,915

(1) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php47.647 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2008.

(2) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.

As at March 2, 2009, the peso-dollar exchange rate was Php49.056 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2008 would have increased by Php1,650 million.

As at December 31, 2008, approximately 78% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. dollars. Consolidated foreign currency-denominated debt increased to Php57,363 million as at December 31, 2008 from Php52,540 million as at December 31, 2007. PLDT’s outstanding long-term principal only currency swap contracts amounted to US$454 million as at December 31, 2008. Consequently, the unhedged portion of consolidated debt amounts was approximately 45% (or 38%, net of our consolidated U.S. dollar cash balances) as at December 31, 2008.

For the year ended December 31, 2008, approximately 34.5% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollars. In this respect, the recent depreciation of the Philippine peso against the U.S. dollar increased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had depreciated by 15.1% against the U.S. dollar to Php47.647 to US$1.00 as at December 31, 2008 from Php41.411 to US$1.00 as at December 31, 2007. As at December 31, 2007, the peso had appreciated by 15.6% to Php41.411 to US$1.00 from Php49.045 to US$1.00 as at December 31, 2006. As a result of the consolidated foreign exchange movements as well as the amount of our consolidated outstanding foreign currency debts and hedges, we recognized consolidated foreign exchange losses of Php6,170 million in 2008 and consolidated foreign exchange gains of Php2,976 million and Php1,967 million in 2007 and 2006, respectively. See Note 4 – Segment Information.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of March 31, 2009. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 2% as compared to the exchange rate of Php47.647 to US$1.00 as at year end 2008. If the peso-dollar exchange rate had weakened/strengthened by 2% at December 31, 2008, with all other variables held constant, profit after tax for the year would have been Php414 million higher/lower and our consolidated stockholders’ equity would have been Php422 million higher/lower at year end 2008, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are exposed to interest rate risk as at December 31, 2008 and 2007. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2008

								Discount/
	In U.S. Dollars							Debt
					Over 5			Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Total	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. Dollar	26	–	–	–	–	26	1,258	–	1,258	26	1,258
Interest rate	0.10% to 4.50%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	56	–	–	–	–	56	2,682	–	2,682	56	2,682
Interest rate	0.25% to 3.50%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	330	–	–	–	–	330	15,714	–	15,714	330	15,714
Interest rate	0.30% to 7.50%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	290	–	–	–	–	290	13,806	–	13,806	290	13,806
Interest rate	2% to 7.50%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	21	–	–	–	–	21	985	–	985	21	985
Interest rate	3.29%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	119	–	–	–	–	119	5,685	–	5,685	119	5,685
Interest rate	6.69%	–	–	–	–	–	–	–	–	–	–
Investment in Debt Securities
Philippine Peso	35	–	4	9	–	48	2,291	–	2,291	48	2,285
Interest Rate	6.3194%	–	6.125%	6.875% to 7	–	–	–	–	–	–	–
	877	–	4	9	–	890	42,421	–	42,421	890	42,415

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	114	–	–	159	295	568	27,061	368	26,693	559	26,607
Interest rate	10.50%	–	–	11.375%	8.35%	–	–	–	–	–	–
US$ Fixed Loans	22	50	11	3	280	366	17,444	4,046	13,398	252	12,030
Interest rate	4.49% to 6%	3.79% to 4.70%	3.79% to 4.70%	3.79%	2.25%	–	–	–	–	–	–
Philippine Peso	–	3	1	182	33	219	10,420	79	10,341	209	9,955
Interest rate	–	6.50% to 8.4346%	6.50% to 8.4346%	5.625% to 8.4346%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	13	215	59	77	–	364	17,339	67	17,272	363	17,272
Interest rate	US$ LIBOR + 1.75% to 2.75%	US$ LIBOR + 0.42% to 2.50%	US$ LIBOR + 0.42% to 0.815%	US$ LIBOR + 0.42% to 0.75%	–	–	–	–	–	–	–
Philippine Peso	–	47	32	40	–	119	5,670	16	5,654	119	5,653
Interest rate	–	MART1 + 0.75% to 5.70%; PDST – F 1.0% - 1.50%	MART1 + 0.75%; PDST – F 1.0% - 1.50%	PDST – F 1.0% - 1.50%	–	–	–	–	–	–	–
	149	315	103	461	608	1,636	77,934	4,576	73,358	1,502	71,517

As at December 31, 2007

								Discount/
	In U.S. Dollars							Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Assets:
Cash in Bank
U.S. dollar	30	–	–	–	–	30	1,249	–	1,249	30	1,249
Interest rate	0.22% to 4.40%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	58	–	–	–	–	58	2,409	–	2,409	58	2,409
Interest rate	0.25% to 4.25%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	255	–	–	–	–	255	10,572	–	10,572	255	10,572
Interest rate	2% to 5.25%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	71	–	–	–	–	71	2,931	–	2,931	71	2,931
Interest rate	1.75% to 6.05%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	56	–	–	–	–	56	2,312	–	2,312	56	2,312
Interest rate	7.65%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	268	–	–	–	–	268	11,102	–	11,102	268	11,102
Interest rate	6.06%	–	–	–	–	–	–	–	–	–	–
Investment in Debt Securities
U.S. Dollar	–	–	–	7	–	7	273	–	273	7	283
Interest rate	–	–	–	6.875%	–	–	–	–	–	–	–
Philippine Peso	27	–	–	–	–	27	1,115	–	1,115	27	1,115
Interest rate	11.29%	–	–	–	–	–	–	–	–	–	–
	765	–	–	7	–	772	31,963	–	31,963	772	31,973

Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	–	136	–	250	300	686	28,403	387	28,016	770	31,901
Interest rate	–	10.500%	–	11.375%	8.350%	–	–	–	–	–	–
US$ Fixed Loans	55	46	23	9	280	413	17,123	4,016	13,107	342	14,078
Interest rate	4.49% to 8.9%	4.49% to 6.0%	4.515% to 4.7%	4.700%	2.250%	–	–	–	–	–	–
Philippine Peso	–	–	–	93	38	131	5,420	33	5,387	125	5,168
Interest rate	7.090%	6.500%	6.500%	5.625% to 6.50%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	98	92	58	28	–	276	11,445	28	11,417	276	11,445
Interest rate	0.05% to 2.75% over US$ LIBOR	0.05% to 2.75% over US$ LIBOR	0.05% to 2.5% over US$ LIBOR	0.75% to 0.815% over US$ LIBOR	–	–	–	–	–	–	–
Philippine Peso	14	14	13	13	–	54	2,228	8	2,220	54	2,227
Interest rate	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75%	–	–	–	–	–	–	–
	167	288	94	393	618	1,560	64,619	4,472	60,147	1,567	64,819

Interest rate swap (fixed to floating)
U.S. Dollar (US$31 million)	–	–	–	–	–	3.5	144	–	144	3.5	144
Japanese Yen (JPY3,759 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–
	–	–	–	–	–	3.5	144	–	144	3.5	144

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2009. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points and 85 basis points higher/lower, respectively, as compared to levels at year end 2008. If U.S. dollar interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2008, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity would have been Php53 million lower/higher at year end 2008, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions. If Philippine peso interest rates had been 85 basis points higher/lower as compared to market levels as at December 31, 2008, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity would have been Php534 million lower/higher at year end 2008, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contractual obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and periodically reviewed based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and take corrective actions.

The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2008	2007	2008	2007
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	840	734	840	734
Cash and cash equivalents	33,684	17,447	33,621	17,406
Short-term investments	5,964	11,366	5,963	11,366
Investment in debt securities	–	1,115	–	1,115
Foreign administrations	5,477	4,324	5,477	4,324
Retail subscribers	3,904	3,861	3,877	3,861
Corporate subscribers	2,865	2,040	2,709	2,040
Domestic carriers	703	1,503	703	1,503
Dealers, agents and others	2,960	917	2,958	917
Held-to-maturity investments:
Investment in debt securities	2,098	273	2,098	273
Designated at fair value through profit or loss:
Investment in debt securities	193	–	193	–
Available-for-sale financial assets	131	143	131	143
Held-for-trading:
Short-term investments	706	2,049	706	2,049
Foreign currency options	38	58	38	58
Forward foreign exchange contracts	16	193	16	193
Bifurcated embedded derivatives	2	34	2	34
Derivatives used for hedging:
Forward foreign exchange contracts	–	670	–	670
Foreign currency options	–	1	–	1
Total	59,581	46,728	59,332	46,687

(1) Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2) Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due nor impaired		Past due but not impaired	Impaired
	Total	Class A(1)	Class B(2)
	(in million pesos)
December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	703	137	–	–
Cash and cash equivalents	33,684	32,979	705	–	–
Short-term investments	5,964	5,680	284	–	–
Retail subscribers	8,993	1,457	550	1,897	5,089
Corporate subscribers	9,188	858	272	1,663	6,395
Foreign administrations	5,916	2,602	956	1,919	439
Domestic carriers	877	84	3	616	174
Dealers, agents and others	3,271	2,114	444	402	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–
Available-for-sale financial assets	131	103	28	–	–
Held-for-trading(3):
Short-term investments	706	706	–	–	–
Foreign currency options	38	38	–
Forward foreign currency options	16	16	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–
Total	71,917	49,633	3,379	6,497	12,408

December 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	–	–	–
Cash and cash equivalents	17,447	15,150	2,297	–	–
Short-term investments	11,366	10,637	729	–	–
Investment in debt securities	1,115	1,115	–	–	–
Retail subscribers	8,179	1,389	637	1,823	4,330
Corporate subscribers	7,915	641	187	1,166	5,921
Foreign administrations	5,371	1,828	861	1,635	1,047
Domestic carriers	1,884	119	11	1,373	381
Dealers, agents and others	2,151	983	315	196	657
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–
Available-for-sale financial assets	143	113	30	–	–
Held-for-trading(3):
Short-term investments	2,049	2,049	–	–	–
Forward foreign exchange contracts	193	190	3	–	–
Foreign currency options	58	58	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–
Derivatives used-for-hedging(3):
Forward foreign exchange contracts	670	670	–	–	–
Foreign currency options	1	1	–	–	–
Total	59,583	35,984	5,070	6,193	12,336

(1) This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2) This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3) Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2008
Loans and receivables:
Advances and refundable deposits	840	840	–	–	–	–
Cash and cash equivalents	33,684	33,684	–	–	–	–
Short-term investments	5,964	5,964	–	–	–	–
Retail subscribers	8,993	2,007	1,338	266	293	5,089
Corporate subscribers	9,188	1,130	1,024	313	326	6,395
Foreign administrations	5,916	3,558	1,043	550	326	439
Domestic carriers	877	87	80	87	449	174
Dealers, agents and others	3,271	2,558	48	9	345	311
Held-to-maturity investments:
Investment in debt securities	2,098	2,098	–	–	–	–
Designated at fair value through profit or loss:
Investment in debt securities	193	193	–	–	–	–
Available-for-sale financial assets	131	131	–	–	–	–
Held-for-trading:
Short-term investments	706	706	–	–	–	–
Forward foreign currency options	38	38	–	–	–	–
Forward foreign exchange contracts	16	16	–	–	–	–
Bifurcated embedded derivatives	2	2	–	–	–	–
	71,917	53,012	3,533	1,225	1,739	12,408

December 31, 2007
Loans and receivables:
Advances and refundable deposits	734	734	–	–	–	–
Cash and cash equivalents	17,447	17,447	–	–	–	–
Short-term investments	11,366	11,366	–	–	–	–
Investment in debt securities	1,115	1,115	–	–	–	–
Retail subscribers	8,179	2,026	1,513	231	79	4,330
Corporate subscribers	7,915	828	715	133	318	5,921
Foreign administrations	5,371	2,689	902	316	417	1,047
Domestic carriers	1,884	130	88	103	1,182	381
Dealers, agents and others	2,151	1,298	30	4	162	657
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–	–
Available-for-sale financial assets	143	143	–	–	–	–
Held-for-trading:
Short-term investments	2,049	2,049	–	–	–	–
Forward foreign exchange contracts	193	193	–	–	–	–
Foreign currency options	58	58	–	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	670	670	–	–	–	–
Foreign currency options	1	1	–	–	–	–
	59,583	41,054	3,248	787	2,158	12,336

Impairment assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowance

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cashflow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cashflows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. As at December 31, 2008, we have acquired a total of 1,972,290 shares of common stock at a weighted average price of Php2,521 per share for a total consideration of Php4,973 million. See Note 7 – Earnings Per Common Share and Note 17 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	2008	2007
	(in million pesos)
Long-term debt, including current portion (Note 18)	73,358	60,147
Notes payable (Note 18)	553	493
Total debt	73,911	60,640
Cash and cash equivalents (Note 12)	(33,684)	(17,447)
Short-term investments	(6,670)	(13,415)
Net debt	33,557	29,778

Equity attributable to equity holders of PLDT	105,531	111,113
Net debt to equity ratio	32%	27%

27. Cash Flow Information

	2008	2007	2006
	(in million pesos)
Noncash investing activity:
Fair value of future earn-out payments	137	1,048	–

Noncash financing activities:
Conversion of preferred stock subject to mandatory redemption (Note 18)	1,077	313	11,020
Recognition of asset retirement obligations (Note 8)	70	48	45

28. Reclassification of Accounts

In 2008, our presentation of certain accounts in our consolidated statements of income was changed. Interest income, financing costs, other income and expenses, gains and losses on foreign exchange and gains and losses on derivative financial instruments are now presented under the caption “Other Income (Expenses)” in the consolidated statement of income. We believe that this change in presentation provides more reliable and relevant information and better understanding of our results of operation. These reclassifications had no effect on our consolidated reported income before income taxes and net income for the year. Amounts presented for the years ended December 31, 2007 and 2006 have been reclassified to conform to the current presentation.

Below are the pro-forma disclosures of the reclassification made for the years ended December 31, 2007 and 2006:

	2007			2006
	As Released	Reclass	As Adjusted	As Released	Reclass	As Adjusted
	(in million pesos)
Revenues	146,102	(8,144)	137,958	137,304	(9,361)	127,943
Expenses	92,845	(8,389)	84,456	95,073	(13,018)	82,055
Other income – net	–	(245)	(245)	–	(3,657)	(3,657)